

MAISON SOLUTIONS INC.

2025 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 10-K

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(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from _____ to _____

Commission File Number: 001-41720

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Maison Solutions Inc.
(Exact name of registrant as specified in its charter)

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Delaware	**84-2498797**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
127 N Garfield Avenue Monterey Park, California	**91754**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(626) 737-5888**

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Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	MSS	The Nasdaq Stock Market LLC

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Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

As of October 31, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock of the registrant held by non-affiliates was approximately $3,415,028 based on the closing price of the registrant's Class A common stock on that date.

As of August 12, 2025, the number of shares of the registrant's Class A common stock, $0.0001 par value, outstanding was 17,450,476 shares, and the number of shares of Class B common stock, $0.0001 par value, outstanding was 2,240,000 shares.

Table of Contents

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" that involve substantial risks and uncertainties. All statements other than statements of historical or current fact included in this Annual Report on Form 10-K are forward looking statements. Forward-looking statements refer to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "assume," "believe," "can have," "contemplate," "continue," "could," "design," "due," "estimate," "expect," "forecast," "goal," "intend," "likely," "may," "might," "objective," "plan," "predict," "project," "potential," "seek," "should," "target," "will," "would" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operational performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, and growth rates, our plans and objectives for future operations, growth, or initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expect and, therefore, you should not unduly rely on such statements. The risks and uncertainties that could cause those actual results to differ materially from those expressed or implied by these forward-looking statements include but are not limited to:

- fluctuations in the demand for our products in light of changes in laws and regulations applicable to food and beverages and changes in consumer preferences;

- supply chain disruptions that could interrupt product manufacturing and increase product costs;

- our ability to source raw materials and navigate a shortage of available materials;

- our ability to compete successfully in our industry;

- the impact of earthquakes, fire, power outages, floods, pandemics and other catastrophic events, as well as the impact of any interruption by problems such as terrorism, cyberattacks, or failure of key information technology systems;

- our ability to accurately forecast demand for our products or our results of operations;

- the impact of problems relating to delays or disruptions in the shipment of our goods through operational ports;

- our ability to expand into additional foodservice and geographic markets;

- our ability to successfully design and develop new products;

- fluctuations in freight carrier costs related to the shipment of our products could have a material adverse impact on our results of operations

- the continuing effects of COVID-19 or other public health crises;

- our ability to attract and retain skilled personnel and senior management; and

- other risks and uncertainties described in Item 1A. Risk Factors of Part I of this Annual Report on Form 10-K.

We make many of our forward-looking statements based on our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

See the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K for a more complete discussion of the risks and uncertainties mentioned above and for a discussion of other risks and uncertainties we face that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this Annual Report on Form 10-K.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as required by law. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

Risk Factor Summary

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled "Risk Factors" in this Annual Report on Form 10-K. Some of these principal risks include the following:

Risks Related to Our Business

- There is no guarantee that our center-satellite model (as discussed in further detail below) will succeed.

- We may not be able to successfully implement our growth strategy on a timely basis or at all. Additionally, new stores may place a greater burden on our existing resources and adversely affect our existing business.

- The terms of our debt financing arrangements may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

- There is no guarantee that our partnership with JD US will be successful.

- Our new store base, or stores opened or acquired in the future may negatively impact our financial results in the short-term, and may not achieve sales and operating levels consistent with our mature store base on a timely basis or at all and may negatively impact our business and financial results.

- Because we have entered into a significant number of related party transactions through the course of our routine business operations, there is a risk of conflicts of interest involving our management, and that such transactions may not reflect terms that would be available from unaffiliated third parties.

Risks Related to Our Industry

- We face competition in our industry, and our failure to compete successfully may have an adverse effect on our profitability and operating results.

- Our inability to maintain or improve levels of comparable store sales could cause our stock price to decline.

- Economic conditions that impact consumer spending could materially affect our business.

- Our inability to maintain or increase our operating margins could adversely affect the price of our Class A common stock.

- We may be unable to protect or maintain our intellectual property, including HK Good Fortune, which could result in customer confusion and adversely affect our business.

- Our success depends upon our ability to source and market new products to meet our high standards and customer preferences and our ability to offer our customers an aesthetically pleasing shopping environment.

- Our stores rely heavily on sales of perishable products. Ordering errors or product supply disruptions may have an adverse effect on our profitability and operating results.

- Products we sell could cause unexpected side effects, illness, injury or death that could result in their discontinuance or expose us to lawsuits, either of which could result in unexpected costs and damage to our reputation.

- We may experience negative effects to our reputation from real or perceived quality or health issues with our food products, which could have an adverse effect on our operating results.

- The current geographic concentration of our stores creates an exposure to local economies, regional downturns or severe weather or catastrophic occurrences that may materially and adversely affect our financial condition and results of operations.

- Energy costs are an increasingly significant component of our operating expenses and increasing energy costs, unless offset by more efficient usage or other operational responses, may impact our profitability.

- If we experience a data security breach and confidential customer information is disclosed, we may be subject to penalties and experience negative publicity, which could affect our customer relationships and have a material adverse effect on our business.

- Disruption of any significant supplier relationship could negatively affect our business.

- Our high level of fixed lease obligations could adversely affect our financial performance.

- If we are unable to renew or replace current store leases or if we are unable to enter into leases for additional stores on favorable terms, or if one or more of our current leases is terminated prior to expiration of its stated term, and we cannot find suitable alternate locations, our growth and profitability could be negatively impacted.

- We have engaged, and are likely to continue to engage, in certain transactions with related parties. These transactions are not negotiated on an arms' length basis.

- Failure to sustain customer growth or failure to maintain customer relationships, could materially and adversely affect our business and operating results.

- Failure to retain our senior management and other key personnel could negatively affect our business.

- We will require significant additional capital to fund our expanding business, which may not be available to us on satisfactory terms or at all, and even if it is available, failure to use our capital efficiently could have an adverse effect on our profitability.

Risks Related to Regulatory Compliance and Legal Matters

- Changes in and enforcement of immigration laws could increase our costs and adversely affect our ability to attract and retain qualified store-level employees.

- Changes in U.S. trade policies could have a material adverse impact on our business.

- We, as well as our vendors, are subject to numerous federal, and local laws and regulations. Our compliance with these laws and regulations, as they currently exist or as modified in the future, may increase our costs, limit or eliminate our ability to sell certain products, raise regulatory enforcement risks not present in the past, or otherwise adversely affect our business, results of operations and financial condition.

Risks Related to Ownership of Our Class A Common Stock

- The market for our Class A common stock is new, and we cannot assure you that an active trading market will develop for our Class A common stock.

- Future sales, or the perception of future sales, of our Class A common stock may depress the price of our Class A common stock.

- We will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

- Our management has limited experience managing a public company and our current resources may not be sufficient to fulfill our public company obligations.

- Our CEO, John Xu, has substantial control over us and has the ability to control the election of directors and other matters submitted to stockholders for approval, which limits your ability to influence corporate matters and may result in actions that you do not believe to be in our interests or your interests.

- We do not intend to pay cash dividends on our Class A common stock and, as a result, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

- If securities or industry analysts do not publish or cease publishing research or reports about our business or our market, or if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price and/or trading volume could decline.

- Our future operating results may fluctuate significantly and our current operating results may not be a good indication of our future performance. Fluctuations in our quarterly financial results could affect our stock price in the future.

- Sales, or the perception of sales, of shares of our Class A common stock in the public market could adversely affect the market price of our Class A common stock and our ability to raise additional equity capital.

- If we are unable to continue to meet the Nasdaq Capital market rules for continued listing, our Class A common stock could be delisted.

- An investment in our Company may involve tax implications, and you are encouraged to consult your own tax and other advisors, as neither we nor any related party is offering any tax assurances or guidance regarding our Company or your investment.

- If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results and the market price of our securities may be adversely affected.

ITEM 1.   BUSINESS

As used in this Annual Report on Form 10-K, "we," "us," "our," "Maison," "the Company" or "our Company" refer to Maison Solutions Inc., a Delaware corporation, except where the context requires otherwise.

Our Company

We are a fast-growing, specialty grocery retailer offering traditional Asian food and merchandise to modern U.S. consumers, in particular to the members of Asian-American communities. We are committed to providing Asian fresh produce, meat, seafood, and other daily necessities in a manner that caters to traditional Asian-American family values and cultural norms, while also accounting for the new and faster-paced lifestyle of younger generations and the diverse communities in which we operate. To achieve this, we are developing a center-satellite stores network. Since our formation in July 2019, we have acquired equity interests in three traditional Asian supermarkets in Los Angeles, California and three traditional Asian supermarkets in the greater Phoenix and Tucson, Arizona metro areas. We have been operating these six supermarkets as center stores, which we define as a full service store, similar to a traditional supermarket or grocery store covering a metro area, but with its own storage space to be used as a warehouse to distribute products to the satellite stores. The center stores target traditional Asian-American family-oriented customers with a variety of meat, fresh produce and other merchandise, while additionally stocking items which appeal to the broader community. Our management's deep cultural understanding of our consumers' unique consumption habits drives the operation of these traditional supermarkets.

In addition to our traditional supermarkets, in December 2021, we acquired a 10% equity interest in a new grocery store in a young and active community in Alhambra, California (the "Alhambra Store"). We acquired our interest in the Alhambra Store from Grace Xu, the spouse of John Xu, our chief executive officer. We intend to acquire the remaining 90% equity interest in the Alhambra Store. Our intention is that the Alhambra Store will serve as our first satellite store. The satellite stores in our network will be designed to penetrate local communities and neighborhoods with larger and growing concentrations of younger customers.

Our merchandise includes fresh and unique produce, meats, seafood and other groceries that are not found in mainstream supermarkets, including a variety of Asian vegetables and fruits such as Chinese broccoli, bitter melon, winter gourd, Shanghai baby bok choy, longan and lychee; a variety of live seafood such as shrimp, clams, lobster, geoduck, and Alaska king crab; and Chinese specialty groceries like soy sauce, sesame oil, oyster sauce, bean sprouts, Sriracha, tofu, noodles and dried fish. With an in-house logistics team and strong relationships with local and regional farms, we are capable of offering high-quality specialty perishables at competitive prices.

Our customers have diverse shopping habits based on, among other factors, their age and lifestyle. Along with creating an exciting and attractive in-store shopping experience, customers can choose to place orders on a third-party mobile app "Freshdeals24", and an applet integrated into WeChat for either home delivery or in-store pickups offering our customers the option of a 100% cashier-less shopping experience. Our flexible shopping options are designed to provide customers with convenience and flexibility that best match their lifestyles and personal preferences. We are working closely with JD.com to improve and update our online apps to continue to specifically target and attract a wider variety of our customer base.

While our main focus is on targeting Asian-American communities and catering to both established Asian-American family values and the shifting needs of the younger generations, we also plan to opportunistically address other demographics and populations.

The success of our business is supported by a strong core team that brings deep knowledge and experience in supermarket operations, supply chain, warehouse management and logistics as well as e-commerce. The core team members all come from leading market players such as Freshippo (known as "Hema Shengxian" in China), Yonghui Superstores, H-Mart and other similar industry leading supermarket retailers.

We are exploring multi-channel solutions to customers by leveraging our strategic partnership with JD.com, a leading online retail business in China. See "*Multi-channel Initiatives*" and "*Partnership with JD.com*" in this section.

Market Opportunities

Emerging Trends in the Asian-American Grocery Market

Whether by using technology to streamline supply chains, unlocking the power of social media to influence shoppers, or adapting store designs to meet changing consumer behavior, the Asian-American grocery market is finding new ways to boost sales.

As grocers continue to battle for supremacy, catering to a wide variety of customers and consumer demands will be a key area of focus. According to New York Times, from 1990 to 2020, the U.S. Asian population increased from 6.6 million to 20 million people, representing a 203% increase. Asians are now the fastest growing of the nation's four largest racial and ethnic groups based on the U.S. Census Bureau, 2022 American Community Survey (the "2022 Census"). In addition to the population increase, the median household income of people of Asian descent also exceeds the overall U.S. population's median household income according to the 2022 Census.

According to Mordor Intelligence's "*ETHNIC FOODS MARKET — GROWTH, TRENDS, AND FORECASTS (2022 – 2027)*", the presence of Asian Cuisine in the US Ethnic Food Marketspace is one of the key market trends. The forecast indicated that consumers' interest in Asian cuisines is increasing globally, and they seek bold flavors. This trend is driven by the increasing immigrant population, as well as robust demand from native populations.

In the past few years, many Asian-American grocery store chains have risen in popularity in the United States; for example, Korean chain H Mart has expanded to 66 locations across 12 states. Each store offers imported packaged goods as well as prepared foods and general merchandise. According to a study by

LoyaltyOne, Asian-Americans and other consumers looking to cook Asian cuisine are not finding what they need at their local stores and are often turning to independent grocers for their shopping trips. Our principal competitors include 99 Ranch Market and HMart for traditional supermarkets and Weee! for online groceries.

Spice of Life: As the Asian-American Population Continues to Grow, Demand for Cultural Foods will Likely Increase

The ethnic supermarkets industry is composed of companies that sell foods geared toward ethnically diverse populations. Industry growth is strongly supported by the quickly expanding population of Asian Americans, one of the largest market segments in the United States. As the population of Asian Americans continues to expand, we believe that the demand for stores like ours, which provide specialty products that cater to the Asian-American communities, will be expanded as well.

Putting Health & Fresh Produce First

As modern Asian-American consumers become more affluent, educated, and influenced by government campaigns, they are increasingly aware of the health benefits of food. Whether buying fresh produce or choosing packaged products with clear health labelling, we believe Asian-American consumers will pay a premium for healthy food.

Many Asian-American retailers are offering a range of health-focused products and adapting their marketing strategies to cater to health-conscious consumers. According to freshfruitportal.com, fresh food and health & wellness products will feature more prominently in-store in the future as retailers respond to changing shopping habits.

Make Food Safer with Blockchain

Many Asian retailers are leading the way to enhanced food safety with exciting developments in blockchain technologies, a trend which we believe will similarly be employed by U.S. retailers.

Walmart China's traceability system uses state of the art blockchain and AI to track the movement of over 50% of all packaged fresh meat, 40% of packaged vegetables, and 12.5% of seafood at each stage of the supply chain.

As customers are increasingly conscious of the sourcing of their food, investing in technologies which promote health and safety is a sure-fire way to build trust with customers and boost brand loyalty. In collaboration with our current partners, including JD.com, we plan to capitalize on developments in blockchain technologies to meet the evolving needs of our customers.

Partner with Overseas Providers

Asian-American consumers are prepared to look far and wide to obtain the products they want. Retailers are partnering with overseas suppliers, fellow retailers, and even technology companies to pull together resources and accelerate growth.

Partnerships are helping brick and mortar retailers to "blur the line" between online and offline retail channels. We believe that our existing partnerships, including with JD.com, will help us to expand and strengthen both our online and offline presence.

Lead the Charge with Online Sales

While e-commerce only accounted for 7.4% of all U.S. grocery sales in 2020 according to the U.S. Food and Drug Administration, the Asian grocery market has been quick to make the most of online retail channels.

According to a December 15, 2021 report by NBC News, online grocery sales grew 54% in 2020, to $95.82 billion. By 2026, online sales share is projected to account for 20% of the market. While Asian-American shoppers may prefer to handpick their favorite melon or cut of meat in-person, millions of customers simply don't have access to Asian supermarkets or neighborhood stores because they live in parts of the country that cannot sustain them, making online shopping an attractive and necessary alternative.

For instance, Freshhippo uses an omni channel approach to offer customers a seamless transition between online shopping and in-store visits to promote online sales. Customers can switch between online and offline shopping and enjoy a consistent experience to put them in control of how they want to shop.

Our History

We were founded in July 2019 as Maison International, Inc., an Illinois corporation, with our principal place of business in California. Immediately upon formation, the Company acquired three retail Asian supermarkets in Los Angeles, California and subsequently rebranded them as "HK Good Fortune Supermarkets" or "Hong Kong Supermarkets." In September 2021, the Company was reincorporated in the State of Delaware as a corporation registered under the laws of the State of Delaware and renamed "Maison Solutions Inc."

- In July 2019, the Company acquired 91% of the equity interests in Maison San Gabriel and 85.25% of the equity interests in Maison Monrovia, each of which owns a HK Good Fortune Supermarket in San Gabriel, California and Monrovia, California, respectively.

- In October 2019, the Company acquired 91.67% of the equity interests in Maison El Monte, which owns a Hong Kong Supermarket in El Monte, California. The Company shut down the Maison El Monte store in June 2025. The strategic decision to close Maison El Monte store is part of the Company's ongoing commitment to improve its profitability and support sustainable growth.

- In May 2021, the Company acquired 10% of the equity interests in Dai Cheong Trading Company, Inc. ("Dai Cheong"), a wholesale business which mainly supplies foods and groceries imported from Asia, which is 100% owned by Mr. John Xu. This transaction was treated as a related party transaction.

- In December 2021, the Company acquired 10% of the equity interests in HKGF Market of Alhambra, Inc., a California corporation, and the owner of the Alhambra Store, California from Ms. Grace Xu, spouse of Mr. John Xu, our chief executive officer. This transaction was treated as a related party transaction.

- On June 30, 2022, the Company acquired 100% of the equity interests of GF Supermarket of MP, Inc. from DNL Management Inc. (51% ownership) and Ms. Grace Xu (49% ownership), spouse of Mr. John Xu, our chief executive officer. This acquisition was treated as a related party transaction.

- On April 8, 2024, AZLL, LLC, a wholly-owned subsidiary of the Company ("AZLL"), acquired 100% of the equity interests in Lee Lee Oriental Supermart, Inc. ("Lee Lee"), a three-store supermarket chain operating under the name Lee Lee International Supermarkets in the greater Phoenix and Tucson, Arizona metro areas.

Maison was initially authorized to issue 500,000 shares of common stock with a par value of $0.0001 per share. On September 8, 2021, the total number of authorized shares of common stock was increased to 100,000,000 by way of a 200-for-1 stock split, among which, the authorized shares were divided in to 92,000,000 shares of Class A common stock entitled to one (1) vote per share and 3,000,000 shares of Class B common stock entitled to ten (10) votes per share and 5,000,000 shares of preferred stock. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively adjusted to reflect (i) the increase of share capital as if the change of share numbers became effective as of the beginning of the first period presented for Maison Group and (ii) the reclassification of all outstanding shares of our common stock beneficially owned by Golden Tree USA Inc. into Class B common stock, which are collectively referred to as the "Reclassification".

Our Center-Satellite Stores Model

Our seven traditional retail supermarkets are set up and operated as center stores. We intend to acquire the remaining 90% equity interest in the Alhambra Store, which we intend to have serve as our first satellite store. The center stores mainly serve traditional family-oriented customers with a variety of fresh produce and daily necessities at competitive prices. The satellite stores in our Center-Satellite store network will be designed to penetrate local communities and neighborhoods with larger populations of younger customers, such as "Millennials" and "Generation Z."

What is the Center-Satellite Store Model?

The Center-Satellite store model utilizes a center store, which is a typical supermarket or grocery store in a metro area, as a central hub to not only act as a regular supermarket but also provide logistics support to satellite/community stores in the surrounding area. This Center-Satellite store network allows us to more easily and inexpensively expand the coverage as compared to traditional supermarket expansion. The structure increases logistical efficiency and provides significant flexibility to serve all types of customer bases.

A center store will serve as the main warehouse to the surrounding community stores for grocery shopping. Groceries can usually be delivered from the suppliers to the center store first, before needing to use outside suppliers allowing the center store to distribute to all the community stores it covers, with allocations based on historical sales data provided by the community stores.

The satellite stores are typically smaller than the traditional supermarkets. The stores often are established in residential areas with large populations. The satellite stores offer a smaller, particularly selected selection of products designed to meet the needs and desires of the community. For example, a satellite store in a neighborhood with a higher concentration of younger consumers may offer more convenient food or social media trending products. A satellite store established in a neighborhood filled with young professionals may feature as a Meal Solution Supermarket ("MSSM"), where the consumers get their dinner almost instantly at a price point comparable to the cost of preparing a meal at home and lower than dining out. We believe our satellite stores will significantly reduce the time spent on grocery shopping for customers because they will be conveniently located and offer a carefully cultivated selection of products at an attractive price point. We expect that such time efficiencies and price competitiveness will attract additional customers.

Expected advantages of the Center-Satellite store network:

- *More cost efficient* — Satellite stores are smaller with a cultivated selection of products designed to cater to the needs of the specific community. They are easier to maintain and establish and more cost efficient than traditional stores.

- *Higher profit margin expected* — Selective products with precision marketing to target a specific customer base leads to higher revenue and profit margins. We expect buyers will be willing to pay higher premiums for quality and convenience.

- *Easier to set up* — Because of the smaller size and carefully selected and managed inventory, establishing satellite stores at scale will require less capital and cost compared to that of a traditional store.

- *More flexible* — Satellite stores can be flexible in terms of their inventory and set up. Products offered by the satellite stores can vary depending on the location and the targeted customers.

- *Synergies between center stores and satellite stores* — One center store can power many satellite stores from a logistics perspective. The overall cost to the supply chain will be lower, and the efficiency will be higher than the traditional store network. The historic sales data of each satellite store will be leveraged to optimize supplies from the center store. Satellite stores can function as the distribution hub to achieve fast delivery and in-store pickup. Deliveries may be made from satellite stores or customers can select to pick up from the closest satellite stores. Either way, the time to hand goods to customers is significantly reduced.

- *More attractive shopping experience* — Consumer behavior has changed and young people are more reluctant to spend a lot of time for grocery shopping due to their fast-paced life styles. With more trending products and fast delivery or in-store pickup options, satellite stores are expected to attract young customers, who often shop more spontaneously and focus more on shopping experience rather than needs.

- *Promote our "Group Buy" activities* — Group Buy activities are single-day promotions designed to increase the volume of sales of a particular product while providing a discount to the consumers. We believe that because our satellite stores will be designed to target a particular customer base, customer needs or interest will often overlap and offering Group Buy promotions will effectively stimulate sales of targeted products.

- *Extended Customer Reach* — We believe that our model of center and satellite stores will allow us to reach a wider base of customers in a more cost-effective manner leading to reduced costs and improved margins.

Illustration of Center-Satellite Store Layout


Center store
The floor area is 50,000 feet
Function
Warehousing and distribution, retail wholesale, food processing as one
Mall + Warehousing + logistic
Satellite store
Satellite store
Satellite store
Satellite store
5 miles
3 miles
Center store
Satellite store
Create a 3-5 mile satellite supermarket with an area of 5000-7000 feet, with satellite distribution and central store ordering
Retail distribution
According to the population characteristics of different regions, the cargo list of satellite supermarket can be deployed at any time to reduce transportation, increase storage and reduce wastage

Shopping Preference by Importance and Urgency


Importance
Urgency
E-commerce
Community Stores
Department Stores
Community Stores
Shopping Mall
Supermarket & Groceries

Our Products

Traditional Supermarkets/Center Stores

All of our traditional supermarkets offer perishable and non-perishable items. We put a significant focus on perishable product categories which include vegetables, seafood, fruit and meat. In fiscal years 2025 and 2024, our perishable product categories contributed approximately 50% and 54%, respectively, to our total net revenue in alignment with the space occupancy of perishables.

- *Vegetables* — All our stores receive daily deliveries of vegetables and are required to sell out all vegetables on a three to five day basis. We discount our vegetables after three days, which significantly lowers the storage cost and worn-and-torn rate and improves profitability. In addition, to lower the worn-out rate of green-leaf vegetables, due to customer rummage, we usually pack and sell such vegetables in bags. We also display and sell different kinds of vegetables according to their characteristics. For example, Chinese yams need to be displayed on wood shreds to keep them fresh, while watermelons are typically sold in pieces due to their large size.

- *Fruit* — Almost all of our unique fruits are seasonal offerings in which quality and price are decisive to customer traffic during peak season. These fruits are sold at higher unit prices and generally offer higher profit margins. We benefit from our long-standing relationships with farm vendors to stay competitive during peak seasons and enjoy better sourcing price and higher profit margin from fruit sales. We adopt different storage technologies based on characteristics of different fruits and vegetables. All vegetables and fruits are delivered and sold on a three to five day basis, to lower worn rate, lower human cost and keep up the high quality.

- *Meat* — Since we can sell more animal body parts than other mainstream grocery stores, the sales we generate from a whole pig, chicken or cow are much higher than those of mainstream groceries, resulting in higher margins on meat and meat products sales. For example, pork liver, intestines and feet, chicken hearts and feet and beef tripe, are all staples of Asian cooking that would not be offered in typical grocery stores allowing us to capture more of the value of a whole animal and leading to an increased margin on the sale of these products. We also cut and package meats for various specific purposes to cater to Asian cooking habits and styles. For example, we slice different kinds of meat specifically for hot pot cooking and then package and freeze them for quick pick-up and easy storage and use by customers. In addition, we sell meats prepared with Asian seasonings, which are ready to cook after purchase. Meats cut for specific purposes or prepared with Asian seasonings generally result in higher margins.

- *Seafood* — As an established procedure, our in-house merchants collect live seafood from wharfs and markets at midnight on a daily basis. Purchased seafood is immediately distributed to all retail stores via our in-house cold chain systems in which hibernation technology keeps seafood alive and ensures its freshness and quality. For different species, we maintain different water temperatures and oxygen density in their tanks and containers. Hibernation technology is widely used in the in-house cold-chain system for long distance distribution to best ensure freshness and quality. As with what we do with meats, we fillet fish for specific purposes or preseason the seafood for Asian cooking.

With respect to non-perishables, we have over 13,000 grocery products on our shelves ranging from cooking utensils, canned foods, Chinese and Asian seasonings and spices, to domestic and imported snacks. Many of our imported groceries are sourced from China, Thailand and Taiwan to meet the diverse demand of not only Chinese Americans but targeted customers originating from east and south-east Asia. In the fiscal years ended on April 30, 2025 and 2024, the non-perishable grocery category contributed approximately 48.40 and 45.97%, respectively, to our total net sales and realized a markup of 35.13% and 35.09%, on average, respectively.

The Alhambra Store

In December 2021, we acquired a 10% equity interest in a new grocery store in Alhambra, California from Grace Xu, spouse of John Xu, our chief executive officer (the "Alhambra Store"). We intend to purchase the remaining 90% equity interest in the Alhambra Store and have the Alhambra Store serve as our first satellite store.

We believe, that as an MSSM, the Alhambra Store suits the lifestyle of young customers. MSSMs focus largely on ready-to-eat food and ready-to-cook groceries. The Alhambra Store has a built-in kitchen which offers Asian hot foods under the house brand "Chili Point Land." Ready-to-cook groceries include frozen food as well as prewashed and pre-cut meats and vegetables.

We believe that the Alhambra has the potential to be a successful satellite store in the Alhambra neighborhood. The city of Alhambra has a population of approximately 83,000, approximately 52% of which is comprised of Asian Americans, according to the 2020 U.S. Census Bureau. A large portion of the consumer base within a three-mile radius of the store is comprised of young students living in apartments and young professionals between the ages of 25 and 44, with annual incomes between $36,000 and $120,000.

The Alhambra store is currently designed to target the demographic of its neighborhood. The store is located in the heart of Alhambra's Main Street, which is where young consumers spend significant time at the many restaurants and bars within walking distance of the store.

The Alhambra Store also carries Asian food, snacks and other merchandise that are popular on social media to attract young customers interested in trying out new and trendy products. The store aims to lead customers from shopping for needs to shopping for experience.

Lee Lee Oriental Supermart, Inc.

On April 8, 2024, AZLL, LLC, a wholly-owned subsidiary of the Company ("AZLL"), acquired 100% of the equity interests in Lee Lee Oriental Supermart, Inc. ("Lee Lee") for an aggregate purchase price of approximately $22.2 million, consisting of: (i) $7.0 million in cash paid immediately at the closing of the transaction, and (ii) a senior secured note agreement with an original principal amount of approximately $15.2 million (the "Lee Lee Acquisition") pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated April 4, 2024, by and among AZLL, Meng Truong ("Meng Truong") and Paulina Truong ("Paulina Truong" and, together with Meng Truong, the "Sellers"). Lee Lee is a three-store supermarket chain operating under the name Lee Lee International Supermarkets in the greater Phoenix and Tucson, Arizona metro areas.

Through the acquisition of Lee Lee, the Company expanded its operations beyond California into the growing Arizona markets. We believe this strategic acquisition promotes further growth for our brand, our mission and our commitment to serving the diverse Asian communities. The Lee Lee International Supermarket brand has cultivated a respected reputation over its nearly three-decade presence and operations in Arizona. With a strong foothold across three cities, Lee Lee has garnered a loyal following and has solidified its position as a trusted destination for diverse communities. We have opted to retain Lee Lee's brand name for the three acquired stores as a strategic move to maintain the existing, loyal customer base.

With the addition of Lee Lee's three profitable store locations, our store portfolio was expanded from four to now seven operating stores. We believe the Lee Lee acquisition offers evident synergies, as the three Lee Lee stores cater to the same target demographic and offer similar product lines as our four Hong Kong Good Fortune stores. We intend to implement certain operational improvements, including the enhancement of store operations and supply chain centralization.

For more information on the Lee Lee Acquisition, please see Note 10 — "*Note Payable*" and Note 19 — "*Acquisition of subsidiary*" in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Our Vertical Supply and Distribution Chain

Our business model features a vertically integrated structure covering upstream supply and downstream retail supermarkets. In December 2021, we acquired a 10% equity interest in Dai Cheong, a wholesale business owned by our Chairman and Chief Executive Officer, John Xu, which mainly supplies foods and groceries imported from Asia. Dai Cheong was founded in 1979 and has been working with major suppliers in Asia for over 20 years and has extensive experience in sourcing products through a well-established sourcing system. To support its import trading business, Dai Cheong has an integrated ecosystem of import, customs clearance and wholesale services.

Dai Cheong owns three warehouses and maintains a team of professionals selling more than 2,000 individual products. Dai Cheong primarily sells food products from all over Asia, including well-known Asian brands such as Garden (Hong Kong), Prima Taste (Singapore), Ng Fung (Mainland China), Royal Family (Taiwan), Gold Kili (Singapore), and other well-known Asian brands. Currently Dai Cheong supplies quality products to more than 2,000 ethnically diverse supermarkets and wholesalers in all 50 states. Our initial investment in Dai Cheong, and our plan to acquire the remaining equity interest, is the first step toward creating a vertically integrated supply-retail structure. Having an importer as a part of our portfolio allows us the opportunity to offer a wider variety of products and to reap the benefits of preferred wholesale pricing.

We work with three primary suppliers. These primary suppliers accounted for approximately 19.0% and 48.0% of our total purchases in fiscal years 2025 and 2024, respectively. We also have established, long-term relationships with local and regional farms which grow Asian specialty vegetables and fruit and supply the most popular yet hard-to-source vegetables and fruits directly to our supermarkets. Working with our vendors, we are able to provide fresh seasonal vegetables and fruits. Produce, live seafood and groceries are delivered to our supermarkets on a daily basis from our farm partners and external vendors as directed by our in-house logistics system. With three retail supermarkets located in San Gabriel, Monrovia and Monterey Park, in the Los Angeles, California metropolitan area, and three retail supermarkets located in the Phoenix and Tucson, Arizona metro areas, we had over 3.8 million annual transactions in the year ended April 30, 2025. In addition, our initial investment in the Alhambra Store is a key factor in our goal to reach out to the younger community, and expand into a large market for young customers, including students.

Our in-house logistics team is committed to fast and reliable delivery for customers who place online orders for delivery. Our center-satellite store network gives us the ability to set up in-store, mini-warehouses to achieve fast order fulfillment and speedy delivery. We are able to provide same-day delivery for orders placed before noon within a five miles radius of the closest store.

Integrated Online and Offline Services

We started a series of online initiatives soon after we acquired our first supermarket in 2019. Customers can choose to place orders online through a third-party mobile app, "Freshdeals24", and an applet integrated into WeChat for the option of a 100% cashier-less shopping experience. We undertook this initiative and designed these apps based on our awareness of the predominance of WeChat in both the Chinese American and broader Asian-American communities and extensive research into the habits of the younger generation of customers. We are working closely with JD.com to improve and update our online apps to continue to specifically target and attract a wider variety of our customer base.

We integrate our online and offline retail capabilities and use our center stores as warehouses to fulfill online orders. By managing inventory and offline resources effectively, our stores satisfy consumers' demands in-store as well as online. We offer multiple shopping channels through integrated online and offline operations. Customers can place orders through the third-party mobile app and applet and for either home delivery or in-store pickups. Our flexible shopping options are aimed to provide customers with convenience and flexibility that best match their lifestyles and personal preferences.

Currently JD.com is developing a new mobile app for our future stores. For more information, please see "*Partnership with JD.com*" below.

Pricing Strategy

In general, our pricing strategy is to provide premium products at reasonable prices. We believe pricing should be based on the quality of products and the shopping experience, rather than promotional pricing, to drive sales. Our goal is to deliver a sense of value to and foster a relationship of trust with our target and loyal customers.

We adopt different pricing strategies for different food categories. For best sellers such as seafood and core produce like swimming shrimp and live crawfish, we price competitively and aim to attract consumer traffic. For groceries department items which are usually imported and have a long shelf life, we price at a premium (with an average markup of 35%). Due to changes in market conditions and seasonal supplies, our pricing for seafood and produce are more volatile compared with the pricing of other categories.

Marketing and Advertising

We believe our unique offerings, competitive prices on popular produce, and word-of-mouth are major drivers of store sales. In addition to word-of-mouth, we advertise our brand using in-store tastings, in-store weekly promotion signage, cooking demonstrations and product sampling. We also promote our stores on our official website and an electronic newsletter, and/or inserts and sales flyers in local Chinese newspapers, magazines and local radio stations on a monthly or weekly basis. Our business is also marketed mainly on our official website, a third-party Mobile App "Freshdeals24", and an applet integrated into WeChat. For the fiscal years ended April 30, 2025 and 2024, we recognized $79,360 and $208,000 for marketing and advertising expenses, respectively. Overall, we have utilized mixed marketing and advertising strategies to enhance our brand recognition, to regularly communicate with our target customers, and to strengthen our ability to market new and differentiated products.

As we intend to establish more satellite stores and with our new mobile app being developed, we foresee a significant increase in advertising in the future, with a focus on social media promotion. With the younger generation being a key focus, we plan on advertising both our satellite stores and mobile app via TikTok, YouTube and Instagram, in addition to WeChat. We also plan to invite selected Internet influencers to cover our stores, products, and offerings.

Competition

Food retail is a large and highly competitive industry. Although the Asian supermarket industry is a niche market, market participants still remain highly fragmented and unsophisticated, and we face competition from smaller or dispersed competitors. However, with the rapid growth of the Chinese and other Asian populations in the United States and their consumption power, other competitors may begin operating in this market in the future. Those competitors include: (i) national conventional supermarkets, (ii) regional supermarkets, (iii) national superstores, (iv) alternative food retailers, (v) local foods stores, (vi) small specialty stores, (vii) farmers' markets, and (viii) e-commerce/online-only grocery stores.

The national and regional supermarket chains have strong experiences in operating multiple store locations and expansion management and have greater marketing or financial resources than we do. Even though they currently offer only a limited selection of Chinese and Asian specialty foods, they may be able to devote greater resources to sourcing, promoting and selling Chinese and other Asian products if they choose. The local food stores and markets are small in size with a deep understanding of local preferences. Their lack of scale results in high risk and limited growth potential. In addition, there are online Asian grocery platforms, such as Weee!, which have longer operating histories and more established reputation for online Asian grocery shopping. However, the lack of their own offline store presence leads to a higher cost to the customers. Online-only grocery stores rely on working with local supermarkets for supplies and that exposes them to the risk of not being able to always fulfill customer demands when the supply is low. In addition, online-only grocery stores, by their nature, are not able to offer in-store shopping experience, such as trying new food or cooked products in store, and in-store pick up. We believe our business model, when compared with the online-only grocery stores, brings a more comprehensive and holistic shopping experience to the customers while maintaining a competitive price point.

Our Competitive Strengths

Strong Management and Operations Team

Our core operations team has extensive experience in and knowledge of supermarket operations, supply chain, logistics and warehouse management as well as e-commerce. Since the acquisition of our four original center stores in California, we have hired experienced operations and management team members both locally in the United States and from China, including: Tao Han, who serves as our Chief Operating Officer and has more than 20 years of experience in the retail industry with Yonghui Superstores, one of the largest chain supermarkets in China, and Freshippo (known as "Hema Shengxian" in China), the online and offline retail platform under the Alibaba Group; and the store manager for the Alhambra Store who has 16 years of experience in retail industry including extensive familiarity with process management practices in convenience store chains, which transfers directly to our satellite store concept. We strategically deploy our team members in positions that best match their experience and specialized skills.

We established a new performance-based bonus system. If a store meets or exceeds the pre-set Key Performance Indicator ("KPI"), the employees of that store will receive cash bonuses. Each department needs to provide weekly performance reports, which the management teams will review. If the department meets or exceeds the pre-set KPI, the management teams will distribute monthly cash bonuses amounting to 1% of gross revenue to the department's staff for achievement of such performance goals.

Cost Efficient Supply Chain

Unlike many of our direct competitors which are family-owned single stores, we have seven retail supermarkets with an average size of 36,000 square feet. We place orders mainly through two primary wholesale agents which purchase products on our behalf from various vendors. Due to their large quantity purchase position, these two wholesale agents are able to get competitive prices for a wide range of items. Similarly, due to our large purchasing power and long-term business relationships with the two wholesale agents, even with price markups, we benefit from competitive pricing. The price we pay to the wholesale agents is lower than the prices we would pay to each vendor directly. In addition, by dealing with only two wholesale agents instead of approaching various vendors individually, we are saving time and costs.

Additionally, in order to begin the process of establishing a vertically integrated supply and distribution change, we acquired a 10% equity interest in a wholesale company, Dai Cheong, which has been in the business of importing and exporting Chinese and Asian specialty food and groceries for over 20 years. Dai Cheong, which is owned by our Chairman and Chief Executive Officer, John Xu, specializes in identifying products that are popular among Asian-American consumers but rarely found in mainstream stores. Furthermore, Dai Cheong has a well-established sourcing system and has formed an ecosystem that integrates import, customs clearance and wholesale services. Without multi-layer intermediates, our retail supermarkets are able to set such products at competitive prices, not only securing the supply of popular products, but boosting our operation profitability as well.

Superior Customer Propositions

- We implement stringent quality control procedures and processes across our supply chain, from procurement to inventory and logistics to ensure daily supply of the freshest products to our customers at competitive prices. At the store level we perform three rounds of quality control to each product on a daily basis:

  1. At the time of delivery, our delivery specialist performs comprehensive product checks to ensure product quality. If considerable amounts of product are not in saleable condition, we will request the return of such products or credits from the suppliers.

  2. As we move our products onto the shelves, our staff will perform a second round of quality control checks, and we do not place products that are damaged or otherwise unfit for sale on the supermarket shelves.

  3. After the close of business, we bring perishable, unsold products back to storage to ensure that they remain in saleable condition, and we consistently monitor the sell-by dates on dry good products to ensure that they remain in compliance.

- We perform extensive checks on products delivered to our stores prior to accepting them and return or reject any products that are damaged or expired.

- Our distributors utilize the cold chain supply method and vacuum sealing to keep perishable products such as meat and seafood fresh from the point of origin until it reaches our stores and to limit damage caused by fluctuating temperatures, air and moisture.

- Our produce distributors perform quality control checks prior to packaging and delivery to remove any products unsuitable for sale and additionally, much of the produce we sell is grown in greenhouses under controlled conditions.

Targeting Popular Product Trends

With our relationships with reputable suppliers and distribution agents, we consistently update our product offerings to ensure our catalog stays competitive in the market and to reduce unnecessary redundancy. In collaboration with our suppliers and distribution agents we consistently monitor social media and assess store data to identify and subsequently offer products which are popular with our target consumers.

Employees

As of April 30, 2025, we had approximately 378 employees. Our employees are not unionized nor, to our knowledge, are there any plans for them to unionize. We have never experienced a strike or significant work stoppage. We consider our employee relations to be good. Minimum wage rates in some states have recently increased. For example, in Los Angeles, the minimum wage rose from $14 per hour from 2021 to $15.50 per hour in 2023 and increased to $16 per hour starting from January 1, 2024; in Arizona, the minimum wage was $13.85 per hour in 2023, and increased to $14.35 per hour starting from January 1, 2024. Our payroll and payroll tax expenses were $15.0 million and $7.4 million for the year ended April 30, 2025 and 2024, respectively.

Our Growth Strategy

Continue Building Center Satellite Stores Network

Operation of Center Stores — We have a successful record of operating our existing retail supermarkets and have been able to quickly turn distressed stores into profitable assets. Based on our understanding of the retail grocery market and our history of successfully investing in and operating our existing retail supermarkets, we have quickly identified what we believe to be the key weaknesses of acquired stores and have taken specific actions designed to achieve profitability, such as reducing redundant product offerings, managing fresh produce, meat and seafood inventory to reduce waste and tailoring inventory and product selection to more accurately match the needs of the population that shop at each of our stores. We plan to acquire additional supermarkets to expand our footprint to both the West Coast and the East Coast.

Opening Satellite Stores — We currently own a 10% equity interest in the Alhambra Store, which we purchased from Grace Xu, spouse of John Xu, our chief executive officer. We intend to acquire the remaining 90% interest in the Alhambra Store and operate the Alhambra Store as our first satellite store. Since its opening, our management team has been involved with the operations and management of the Alhambra Store, utilizing our experience in supermarkets. The Alhambra store is situated in a community with a large population of younger customers and will serve as an important step in our targeting of this demographic as well as our plans to expand our center-satellite store model. We plan to open our satellite stores to penetrate local communities and neighborhoods with larger populations of younger and diverse customers. When selecting locations, we will also consider college towns and university neighborhoods in which there is a large Asian-American student population. The satellite stores will serve as "community retail stores", offering ready-to-eat and ready-to-cook foods and groceries.

Multi-Channel Initiatives

We are exploring our multi-channel initiatives including improving our in-store shopping experience, increasing and enhancing our mobile ordering with at-home delivery and in-store pickup and broadening our social media presence. In addition, multi-channel solutions can help realize the user's integration, price integration, inventory integration, price integration, marketing integration and orders integration:

- User integration means establishing a unique ID for each individual consumer which allows us to integrate their shopping experience across online and offline channels, and provide standardized services for these consumers based on the data that corresponds to their ID.

- Product integration means different sales channels can form integrated management of products. This implies that when sold on various online and offline channels, the same physical good has the same commodity code, and states language for life cycle management.

- Price integration means realizing a united price basis for the same product in different online and offline channels with the capability of synchronizing price changes across all channels, providing consumers with a convenient shopping experience without a price differentiation.

- Inventory integration means the realization of inventory sharing, flexible allocation, and inventory forecasting. The integration of data and services between different channels should realize inventory sharing between online and offline multi-channels. If incoming orders reduce the inventory of one online channel, other online channels will simultaneously synchronize this information. Meanwhile, since customers put certain items into their shopping cart without checking out, a certain amount of reserve inventory will be maintained by online channels.

- Marketing integration means promotional activities, coupons, and virtual assets can be synchronized or kept independent on online and offline channels, user scenarios can be complementary to each other to cater to user needs, and online and offline channels can synchronize marketing activities to enhance momentum building.

- Order integration means the realization of routing administration, multi-dimensional combination, and intelligent order splitting. During customers' shopping process, the order and logistics processing will be completed in different channels to be grouped as the most optimal choice in terms of time and location to achieve the fastest delivery speed and the best user experience.

Our Multi-Channel and Consumer Coverage



Younger Customers
Young people pay more attention to user experience
Online shopping highly adopted
Strong purchase power, low price sensitivity
Strong user experience
Strengthen traffic flows
Mobile
Online demand
Middle to high-end positioning
Enhance the in-store experience
Improve the efficiency of data collection
Endorsement drainage
Higher dollar amount per order covers the delivery cost
Fewer 5XUs reduces pick up time
Increase stay time
In-store warehouse saves costs
Food Services Expansion
Stores
Logistics distribution
Increase the repurchase rate
Improve the attractiveness of online fresh consumption
Drive fresh sales Increase stay time
High Fresh Goods Portion

Targeted Customers by Multi-Channel
Income
Wealthy
Higher Middle Class
Mobile
Satellite Stores
Age
Mass Populations
Center Stores
Low Income Class
15-19
20-29
30-39
40-49
50-59
60+
By disrupting the traditional fresh market business model, we have gained significant cost advantages and provided attractive value propositions to a wide range of customers.

Partnership with JD.com

In April 2021, we entered into a series of agreements with JD E-commerce America Limited ("JD US"), the U.S. subsidiary of JD.com, Inc ("JD.com"), including the Collaboration Agreement and Intellectual Property License Agreement (each as further described below).

Overall, we believe the collaboration with JD.com will help us improve our business in the following areas:

- *Store Digital Transformation* — New stores will utilize state-of-the-art devices and equipment. The devices, including PDAs and mobile checkout devices, tag printers, and laser scanners, will give the staff flexibility while working in stores. Meanwhile, devices such as the laser scanners and tag printers will enable us to upload data digitally to the connected servers for back-end management and analysis.

  Store layouts will also be updated based on the thorough analysis performed by JD.com through years of massive data collection and analysis. The purpose is to design the store in a scientific way, including section arrangement, self-checkout POS locations, and shelf location deployment to optimize the in-store traffic route and to improve the shopping experience.

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- *Newly-designed app that is product centric* — JD.com will lead the design and implementation of a new mobile app to serve our customers both online and offline which will include flash sales, daily special promotions, ranking sales and popularity trends, providing customers with targeted recommendations and a calendar of promotional events.

  The new mobile app will support year-round promotions based on events, holidays and products. With target customers in mind, the app is designed not only to be used as a shopping app, but also a social platform for people to share their unique experience. The social elements include top-ranked/popular items, gourmet sharing, review and tasting, store exploration, and product unbox reviews.

- *Cloud-based server with connected data* — With JD.com's help, we will move our back-end operations fully online via cloud-based servers. This will connect data from all stores together for the management to have a holistic view of performance of the brand. Traditionally, each store has its own data, limiting connectivity with other stores and making it hard for management to have a comprehensive view. The connected data will also help the Company to find and create synergies between stores, analyze data in larger scale and identify bulk order opportunities for potential price benefits. With this connected data, we believe we will be able to update inventory, sales, products, consumer traffic, logistics, and delivery stats between stores and between online and offline in real time. This will give us the opportunity not just to operate stores, but to operate a 360-degree retail business with optimizing cost efficiency.

- *Smart warehousing and logistics technology* — By partnering with JD.com, we will be able to use big data analytics and artificial intelligence to explore warehousing automation solutions which we believe will allow us to achieve lean management of storage, improvement of production efficiency and reduction of operating costs through the use of fully automated warehouses that require limited human intervention. For supply chains, we aim to visualize supply chain health status with the JD.com partnership. The effective adjustment of resources can be made in time to maintain the efficiency and further reduce the cost. We would also be able to optimize distribution routes and vehicle routes via continued data collection and analysis in the target areas and improve the delivery time and user satisfaction. Lastly, we would establish satellite distribution stations for different consumer groups, such as student concentrated areas. The satellite distribution stations can speed up last mile delivery.

- *Introduction to more popular products* — JD.com is the leading retail and e-commerce platform in China and a global ambassador for many world-renowned brands. The partnership with JD.com will allow us to introduce many boutique brand products popular in Asia to our existing and target markets. With Maison's mature retail network and the fast-growing customer base in the United States, more overseas boutique products are expected to be imported to the United States for the benefit of American consumers.

Collaboration Agreement

On April 19, 2021, JD US, the U.S. subsidiary of JD.com, and Maison entered into a Collaboration Agreement (the "Collaboration Agreement"). Under the Collaboration Agreement, JD US has agreed to provide the following services to us for fees:

- Stage 0 — the Consultancy Services including: (i) consideration and assessment of our business nature; (ii) information and standards, and analysis and study of feasibility of omni channel retailing of our business; and (iii) preparation and delivery of feasibility plan of omni channel retailing of our stores;

- Stage 1 — the Initialization Services, including initializing the feasibility plan, digitalization of our stores, delivery of online retailing and e-commerce business and operational solutions for the stores with omni channels;

- Stage 2 — the Implementation Services, including product and merchandise supply chain configuration, staff training for operation and management of the digital solutions, installation and configuration of hardware, customization of software, concept design and implementation; and

- Stage 3 — the Platform Services, including providing actual operation and management of the store upon delivery and necessary support services.

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Intellectual Property License Agreement

Simultaneously with the effectiveness of the Collaboration Agreement, JD US and Maison entered into an Intellectual Property License Agreement (the "Intellectual Property License") outlining certain trademarks, logos and designs, and other intellectual property rights used in connection with the retail supermarket operations outlined in the Collaboration Agreement. Under the Intellectual Property License, JD US granted us a ten-year limited, non-exclusive, non-transferable, non-sublicensable license in the State of California to:

- use the brand consisting of a combination of certain marks of JD.com (the "JD.com Marks") and certain marks of ours in such forms to be agreed upon by mutual written consent of us and JD US (the "Co-Brand");

- use the JD.com Marks, but only as incorporated into the Co-Brand; and

- use, copy and distribute any design or embodiment of the brand image or visual identity by which the Co-Brand will be known to the public, including any design of store layout, signage, advertising and marketing materials, consumer communications, artworks, webpages, mobile app content, and other materials that JD US may provide to us, in all cases solely in connection with our operation and promotion of our retail supermarket stores in the State of California as approved by JD US, and the products and goods and the related services offered and sold in such stores.

Trademarks

*"*HK GOOD FORTUNE SUPERMARKET" and the stylized wording of "GOOD FORTUNE" is our self-owned trademark and was registered with the United States Patent and Trademark Office on December 20, 2022. Such trademark is currently the brand of our four retail supermarkets located in California and may also cover other supermarkets that we acquire in the future. We consider our trademark to be a valuable asset that diversifies customer's value alternatives, a useful strategy to enhance profit margins and an important way to establish and protect our brand in a competitive environment. We are not currently in any trademark disputes with any third party.

Insurance

We use a combination of insurance and self-insurance to provide coverage for potential liability for worker's compensation, automobile and general liability, product liability, employee health care benefits and other casualty and property risks. Changes in legal trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency or insurance carriers, and changes in discount rates could all affect ultimate settlements of claims. We evaluate our insurance requirements on an ongoing basis to ensure that our insurance programs maintain adequate levels of coverage.

Regulation

As a supermarket retailer, we are subject to numerous health and safety laws and regulations. Our suppliers are also subject to such laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacturing, packaging, labeling, distribution, advertising, sale, quality and safety of products we sell, as well as the health and safety of our team members and the protection of the environment. We are subject to regulation by various government agencies, including the U.S. Food and Drug Administration (the "FDA"), the U.S. Department of Agriculture (the "USDA"), the Federal Trade Commission (the "FTC"), the Occupational Safety and Health Administration ("OSHA"), the Consumer Product Safety Commission (the "CPSC"), the Environmental Protection Agency (the "EPA"), as well as various state and local agencies.

New or revised government laws and regulations, as well as increased enforcement by government agencies, could result in additional compliance costs and civil remedies. An example is the FDA Food Safety Modernization Act (referred to as "FSMA"), passed in January 2011, which grants the FDA greater authority over the safety of the national food supply. Specifically, the FSMA requires the FDA to issue regulations mandating that risk-based preventive controls be observed by the majority of food producers. This authority applies to all domestic food facilities and, by way of imported food supplier verification requirements, to all foreign facilities that supply food products. In addition, the FSMA requires the FDA to establish science-based minimum standards for the safe production and harvesting of produce, requires the FDA to identify "high risk" foods and "high risk" facilities, and instructs the FDA to set goals for the frequency of FDA inspections of such high risk facilities as well as non-high risk facilities and foreign facilities from which food is imported into the United States.

With respect to both food and dietary supplements, the FSMA meaningfully augments the FDA's ability to access producer's and supplier's records. This increased access could permit the FDA to identify areas of concern it had not previously considered to be problematic either for us, our producers or our suppliers. The FSMA is also likely to result in enhanced tracking and tracing of food requirements and, as a result, added recordkeeping burdens upon our producers and suppliers. In addition, under the FSMA, the FDA has the authority to inspect certifications and therefore evaluate whether foods and ingredients from our producers and suppliers are compliant with the FDA's regulatory requirements. Such inspections may delay the supply of certain products or result in certain products being unavailable to us for sale in our stores.

The FDA has broad authority to enforce the provisions of the Federal Food, Drug and Cosmetic Act applicable to the safety, labeling, manufacturing and promotion of foods, including powers to issue a public warning letter to a company, publicize information about illegal products, institute an administrative detention of food, request or order a recall of illegal products from the market, and request the Department of Justice to initiate a seizure action, an injunction action or a criminal prosecution in the U.S. courts. Pursuant to the FSMA, the FDA also has the power to refuse the import of any food that is not appropriately verified as in compliance with all FDA laws and regulations. Moreover, the FDA has the authority to administratively suspend the registration of any facility producing food, including supplements, deemed to present a reasonable probability of causing serious adverse health consequences.

In connection with the marketing and advertisement of products we sell, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states. These events could interrupt the marketing and sales of products in our stores, severely damage our brand reputation and public image, increase the cost of products in our stores, result in product recalls or litigation, and impede our ability to deliver merchandise in sufficient quantities or quality to our stores, which could result in a material adverse effect on our business, financial condition and results of operations.

We are also subject to laws and regulations more generally applicable to retailers, including labor and employment, taxation, zoning and land use, environmental protection, workplace safety, public health, community right-to-know and alcoholic beverage sales. Certain local regulations may limit our ability to sell alcoholic beverages at certain times. Our stores are subject to unscheduled inspections on a regular basis, which, if violations are found, could result in the assessment of fines, suspension of one or more needed licenses and, in the case of repeated "critical" violations, closure of the store until a re-inspection demonstrates that we have remediated the problem. The buildings in which some stores are located are old and therefore require greater maintenance expenditures by us in order to maintain them in compliance with applicable building codes. If we are unable to maintain these stores in compliance with applicable building codes, we could be required by the building department to close them. Additionally, a number of federal, state and local laws impose requirements or restrictions on business owners with respect to access by disabled persons. Our compliance with these laws may result in modifications to our properties, or prevent us from performing certain further renovations Furthermore, our new store openings could be delayed or prevented or our existing stores could be impacted by difficulties or failures in our ability to obtain or maintain required approvals or licenses.

In addition, we are subject to environmental laws pursuant to which we could be held responsible for all of the costs relating to any contamination at our or our predecessors' past or present facilities and at third-party waste disposal sites, regardless of our knowledge of, or responsibility for, such contamination. We are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions, immigration, and work permit requirements.

As is common in our industry, we rely on our suppliers and contract manufacturers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, we seek certifications of compliance, representations and warranties, indemnification and/or insurance from our suppliers and contract manufacturers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in our products. In order to comply with applicable statutes and regulations, our suppliers and contract manufacturers have from time to time reformulated, eliminated or relabeled certain aspects of their products and we have revised certain provisions of our sales and marketing program.

We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our business in the future. They could, however, increase our costs or require the reformulation of certain products to meet new standards, recall or discontinue certain products not able to be reformulated, impose additional recordkeeping, expand documentation of the properties of certain products, expand or require different labeling based on scientific substantiation.

Corporate Information

We were founded in July 2019 as Maison International, Inc., an Illinois corporation, with our principal place of business in California. Immediately upon formation, the Company acquired three retail Asian supermarkets in Los Angeles, California and subsequently rebranded them as "HK Good Fortune Supermarkets" or "Hong Kong Supermarkets." In September 2021, the Company was reincorporated in the State of Delaware as a corporation registered under the laws of the State of Delaware and renamed "Maison Solutions Inc."

Our corporate headquarters are located in Monterey Park, California. Maison has six retail supermarkets in San Gabriel, California, Monrovia, California, Monterey Park, California, Chandler, Arizona, Peoria, Arizona and Tucson, Arizona.

We are a "smaller reporting company" as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or (the "Exchange Act"), and have elected to take advantage of certain aspects of the scaled disclosure available for smaller reporting companies.

Information About Our Executive Officers

Set forth below is information concerning our current executive officers and directors.

Name	Age	Position(s)
John Xu	48	President and Chief Executive Officer and Chairman of the Board
Alexandria M. Lopez	40	Chief Financial Officer and Director
Mark Willis	68	Director
Bin Wang	67	Director
Dr. Xiaoxia Zhang	55	Director
Tao Han	51	Chief Operating Officer

There are no family relationships between our executive officers and members of our Board.

Backgrounds of Current Executive Officers and Directors

Set forth below is information concerning our current executive officers and directors identified above.

John Xu has served as Director, President and Chief Executive Officer of the Company since 2019. Mr. Xu has served as Director and President of J&C International Group LLC, a cross-border investment firm since 2013. From 2009 to 2020, Mr. Xu also served as Director and President of Ideal City Realty, LLC, a real estate investment firm. Mr. Xu has extensive experience in business operations, investment and strategic management and retail enterprises, with a keen market sense and deep understanding of cross-border investment environment.

We believe Mr. Xu's qualifications to serve on our board of directors include his perspective and experience building and leading our Company as the founder and Chief Executive Officer and his extensive experience in business, strategic development and implementation.

Alexandria M. Lopez has served as a member of our board of directors and has been the Chief Financial Officer of the Company since 2019. Ms. Lopez previously served as Chief Financial Officer and Vice President of J&C International Group LLC, a position she has held from 2014 to 2023. Ms. Lopez has over 10 years of financial and accounting experience. Ms. Lopez received a B.A. in Accounting from the University of Phoenix.

We believe Ms. Lopez's qualifications to serve on our board of directors include her knowledge of our Company and her extensive management experience at our Company.

Mark Willis has served as a member of our board of directors since June 2023. Mr. Willis is the founder and Chief Executive Officer of ParQuest Consulting, which he founded in 2015. Mr. Willis previously served as a member of the transition team of New York City Mayor Eric Adams from 2021 to 2022. Prior to these roles, Mr. Willis served in various roles at Morgan Stanley Wealth Management, from 1998 to 2015. Mr. Willis has a BBA in Finance and Investments from Baruch College and an MBA with a concentration computer methodology from the Baruch College Graduate School of Business.

We believe Mr. Willis's qualifications to serve on our board of directors include his substantial experience in business management and finance as well as his expertise and resources in financial services.

Bin Wang has served as a member of our board of directors since June 2023. Mr. Wang is the Managing Director of Eon Capital International Ltd, a Hong Kong-incorporated corporate advisory service company since 2007. Mr. Wang also serves as a member of the board of directors of Fly-E Group, Inc. (NASDAQ: FLYE) since May 2024. He also acted as the Chairman and Chief Executive Officer of Alberton Acquisition Corp. (ALAC), a NASDAQ listed company from 2018 to 2020. From 2010 to 2012, he served as Independent Board Director of Sky Digital Stores Corp. (SKYC), participating in the company's a public listing process. Mr. Wang began his financial career in 1994 with Chemical Bank, as market segment manager for developing the bank's commercial banking business in the US domestic Asian market. He then served as Vice President and Team Leader of Chase International Financial Services after Chemical Bank's merger into Chase in 1996 and later combination into JP Morgan Chase in 2000. He continued his service at JP Morgan Chase with a broad range of management responsibilities in the development and growth of the bank's international business until 2006. Mr. Wang graduated from Northwestern Polytechnic University in 1980, received his M.S. degree in Mechanical Engineering from Xi'an Jiaotong University in 1983 and he obtained his M.A. in economics from Illinois State University in 1992. Mr. Wang has over 30 years of management experience in financial industry and has provided his financial advisory services to dozens of corporate clients in both the United States and Asia.

We believe Mr. Wang's qualifications to serve on our board of directors include his substantial experience in business management as well as his expertise and resources in financial services.

Dr. Xiaoxia Zhang has served as a member of our board of directors since June 2023. Dr. Zhang serves as a consultant for a number of Chinese companies with U.S. operations, focusing on strategy, resourcing, technology and supply chain management. Her clients include Yangfang Shengli Catering, which she helped to grow from its origins as a street vendor to a full-industry-chain company that specializes in hala catering, food processing, packaging, central kitchen and restaurants, and to expand its footprint in the New York and California markets. Dr. Zhang also advises Shanxi Hongtong Fenghe Agroforestr, where she helped to develop its signature product, "Yulu Fragrant Pear", which is known as the "King of Chinese Pears" and to streamline the company's supply chain process, increasing company efficiency and profitability. Dr. Zhang also serves as Deputy Director at Renmin University of China Lifelong Learning Center, a position she has held since 2014. She previously served as Chairwoman at Zhongguancun Dongsheng New Urbanization Industry Alliance from 2016 to 2020 and Vice Dean at Tianjin Bohai Urban Development Research Institute from 2011 to 2021. Dr. Zhang received her Doctoral Degree in environment science from Peking University in 2004.

We believe Dr. Zhang's qualifications to serve on our board of directors include her substantial experience in consulting and supply chain management and development as well as her experience with growth stage companies.

Tao Han has served as our Chief Operating Officer since October 2023. Since October 2020, Mr. Han has served as the general manager of our stores located in San Gabriel and Monrovia. Prior to 2020, Mr. Han has served various managerial positions in retail supermarkets for more than 10 years. From 2017 to 2020, Mr. Han was a marketing manager for Hema Fresh in Beijing. From 2011 to 2017, Mr. Han served as administrative manager of Yonghui Supermarket, a public retail company in China. From 2001 to 2011, he was the Head of Management of Iko-Yokato Beijing.

Available Information

Our Internet website is *www.maisonsolutionsinc.com*. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act are available, free of charge, under the Investor Relations tab of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Additionally, the SEC maintains a website located at *www.sec.gov* that contains the information we file or furnish electronically with the SEC.

ITEM 1A. RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the other information set forth in this Annual Report on Form 10-K, including our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding to invest in our Class A common stock. If any of the events or developments described below occur, our business, financial condition, or results of operations could be materially or adversely affected. As a result, the market price of our Class A common stock could decline, and investors could lose all or part of their investment.

Risks Related to Our Business

There is no guarantee that our center-satellite model will succeed.

We currently manage and operate seven traditional Asian supermarkets, which will be the center stores in our center-satellite business model. We currently own a 10% equity interest in the Alhambra Store and intend to acquire the remaining 90% of the equity interest. We intend to operate the Alhambra Store as our first satellite store. Our center-satellite store network model is new, and we cannot guarantee that our intended center-satellite model will succeed.

We may not be able to successfully implement our growth strategy on a timely basis or at all. Additionally, new stores may place a greater burden on our existing resources and adversely affect our existing business.

Our continued growth depends, in large part, on our ability to open new stores and to operate those stores successfully. Successful implementation of this strategy depends upon, among other things:

- the identification of suitable sites for store locations;

- the negotiation and execution of acceptable lease terms;

- the ability to continue to attract customers to our stores largely through favorable word-of-mouth publicity, rather than through conventional advertising;

- the hiring, training and retention of skilled store personnel;

- the identification and relocation of experienced store management personnel;

- the ability to secure and manage the inventory necessary for the launch and operation of our new stores and effective management of inventory to meet the needs of our stores on a timely basis;

- the availability of sufficient levels of cash flow or necessary financing to support our expansion; and

- the ability to successfully address competitive merchandising, distribution and other challenges encountered in connection with expansion into new geographic areas and markets.

We, or our third-party vendors, may not be able to adapt our distribution, management information and other operating systems to adequately supply products to new stores at competitive prices so that we can operate the stores in a successful and profitable manner. We cannot assure you that we will continue to grow through new store openings. Additionally, our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. Further, new store openings in markets where we have existing stores may result in reduced sales volumes at our existing stores in those markets. If we experience a decline in performance, we may slow or discontinue store openings, or we may decide to close stores that we are unable to operate in a profitable manner. If we fail to successfully implement our growth strategy, including by opening new stores, our business and financial condition and operating results may be adversely affected.

The terms of our debt financing arrangements may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

We are a borrower under certain bank loans and loans from the U.S. Small Business Administration (the "SBA") in the aggregate amount of approximately $2.62 million as of April 30, 2025. These debt financing arrangements contain, and any additional debt financing we may incur would likely contain, covenants that restrict our ability to, among other things: grant liens; incur additional debt; pay dividends on our Class A common stock; redeem our Class A common stock; make certain investments; engage in certain merger, consolidation or asset sale transactions; entering into certain type of transactions with affiliates; pay subordinated debt; purchasing or carrying margin stock; make changes in nature of business; make certain dispositions; guarantee the debts of others; and form joint ventures or partnerships.

Further, failure to comply with the covenants under our debt financing arrangements may have a material adverse impact on our operations. If we fail to comply with any of the covenants under our indebtedness, and are unable to obtain a waiver or amendment, such failure may result in an event of default under our indebtedness.

There is no guarantee that our partnership with JD US will be successful.

In April 2021, we entered into a series of agreements with JD US. Under these agreements, we and JD US agreed that JD US will assist us in upgrading our store management system and improving our product inventory with JD.com's first tier product sourcing capacity in China. We also expect to benefit from JD.com's brand name by co-branding our new stores. However, our partnership with JD US is at a very early stage and our success will depend on the long term cooperation with JD US. There is no guarantee that JD US will not terminate its cooperation with us before our business cooperation comes to fruition and there is no guarantee that our business cooperation will come to a successful fruition. Pursuant to our Collaboration Agreement with JD US, either party may terminate the Collaboration Agreement by giving notice in writing to the other party if the other party commits a material breach of agreement or the other party suffers an Insolvency Event (as defined in the Collaboration Agreement).

Our new store base, or stores opened or acquired in the future, may negatively impact our financial results in the short-term, and may not achieve sales and operating levels consistent with our mature store base on a timely basis or at all and may negatively impact our business and financial results.

We have actively pursued new store growth in existing and new markets and plan to continue doing so in the future. Our growth continues to depend, in part, on our ability to open and operate new stores successfully. New stores may not achieve sustained sales and operating levels consistent with our mature store base on a timely basis or at all. This may have an adverse effect on our financial condition and operating results. In addition, if we acquire stores in the future, we may not be able to successfully integrate those stores into our existing store base and those stores may not be profitable or as profitable as our existing stores.

We cannot assure you that our new store openings will be successful or result in greater sales and profitability for the Company. New stores build their sales volume and their customer base over time and, as a result, generally have lower gross margins and higher operating expenses as a percentage of net sales than our more mature stores. There may be a negative impact on our results from a lower contribution of new stores, along with the impact of related pre-opening and applicable store management relocation costs. Further, we have experienced in the past, and expect to experience in the future, some sales volume transfer from our existing stores to our new stores as some of our existing customers switch to new, closer locations. Any failure to successfully open and operate new stores in the time frames and at the costs estimated by us could result in an adverse effect on our business and financial condition, operating results and a decline of the price of our Class A common stock.

Because we have entered into a significant number of related party transactions through the course of our routine business operations, there is a risk of conflicts of interest involving our management, and that such transactions may not reflect terms that would be available from unaffiliated third parties.

In the course of our normal business, we have engaged in certain transactions with our related parties which are affiliated with our Chairman and Chief Executive Officer, John Xu, and his wife Grace Xu. In all related party transactions, there is a risk that even if the Company personnel negotiating on behalf of the Company with the related party are striving to ensure that the terms of the transaction are arms-length, the related party's influence may be such that the transaction terms could be viewed as favorable to that related party. We are likely to continue to engage in these transactions as a result of existing relationships and may enter into new transactions with related parties. It is possible that we could have received more favorable terms had these agreements been entered into with third parties. See "*Certain Relationships and Related Party Transactions*" for specific information about our related party transactions.

Security incidents and attacks on our information technology systems could lead to significant costs and disruptions that could harm our business, financial results, and reputation.

We rely extensively on information technology systems to conduct our business, some of which are managed by third-party service providers. Information technology supports several aspects of our business, including among others, product sourcing, pricing, customer service, transaction processing, financial reporting, collections and cost management. Our ability to operate effectively on a day-to-day basis and accurately report our results depends on a solid technological infrastructure, which is inherently susceptible to internal and external threats. We are vulnerable to interruption by power loss, telecommunication failures, internet failures, security breaches and other catastrophic events. Exposure to various types of cyber-attacks such as malware, computer viruses, worms or other malicious acts, as well as human error, could also potentially disrupt our operations or result in a significant interruption in the delivery of our goods and services.

Risks Related to Our Industry

We face competition in our industry, and our failure to compete successfully may have an adverse effect on our profitability and operating results.

Food retail is a competitive industry. Our competition varies and includes national, regional and local conventional supermarkets, national superstores, alternative food retailers, natural foods stores, smaller specialty stores, farmers' markets, supercenters, online retailers, mass or discount retailers and membership warehouse clubs. Our principal competitors include 99 Ranch Market and H Mart for traditional supermarkets and Weee! for online groceries. Each of these stores competes with us on the basis of product selection, product quality, customer service, price, store format, and location, or a combination of these factors. In addition, some competitors are aggressively expanding their number of stores or their product offerings. Many of these competitors may have been in business longer or may have more experience operating multiple store locations or may have greater financial or marketing resources than we do and may be able to devote greater resources to sourcing, promoting and selling their products. As competition in certain areas intensifies or competitors open stores within close proximity to one of our stores, our results of operations may be negatively impacted through a loss of sales, decrease in market share, reduction in margin from competitive price changes or greater operating costs. In addition, other established food retailers could enter our markets, increasing competition for market share.

Our inability to maintain or improve levels of comparable store sales could cause our stock price to decline.

We may not be able to maintain or improve the levels of comparable store sales that we have experienced in the recent past. As a result, our operating results may decline resulting in a corresponding decline in the market price of our Class A common stock. Our store sales may fluctuate and a variety of factors affect comparable store sales, including:

- general economic conditions;

- the impact of new and acquired stores entering into the comparable store base;

- the opening of new stores that eroded store sales in existing areas;

- increased competitive activity;

- price changes in response to competitive factors;

- possible supply shortage;

- consumer preferences, buying trends and spending levels;

- product price inflation and deflation;

- the number and dollar amount of customer transactions in our stores;

- cycling against any year of above-average sales results;

- our ability to provide product offerings that generate new and repeat visits to our stores;

- the level of customer service that we provide in our stores;

- our price optimization initiative;

- our in-store merchandising-related activities;

- our ability to source products efficiently; and

- the number of stores we open in any period.

Increased commodity prices and availability may impact profitability.

Many products we sell include ingredients such as wheat, corn, oils, milk, sugar, cocoa and other commodities. Commodity prices worldwide have been increasing due to supply chain disruptions, the war in Ukraine or otherwise. Any increase in commodity prices may cause our vendors to seek price increases from us. We cannot assure you that we will be able to mitigate vendor efforts to increase our costs, either in whole, or in part. In the event we are unable to continue mitigating potential vendor price increases, we may, in turn, consider raising our prices, and our customers may be deterred by any such price increases. Our profitability may be impacted through increased costs to us which may impact gross margins, or through reduced revenue as a result of a decline in the number and average size of customer transactions.

Economic conditions that impact consumer spending could materially affect our business.

Our results of operations may be materially affected by changes in overall economic conditions that impact consumer confidence and spending, including discretionary spending. This risk may be exacerbated if customers choose lower-cost alternatives in response to economic conditions. Current and/or future economic conditions affecting disposable consumer income such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, tax rates, fuel and energy costs and other matters could reduce consumer spending. In addition, increases in utility, fuel and commodity prices could affect our cost of doing business by increasing the cost of illuminating and operating our stores and the transportation costs borne by our third-party service providers, which they may seek to recover through increased prices charged to us. We may not be able to recover these rising costs through increased prices charged to our customers and these increased prices may exacerbate the risk of customers choosing lower-cost alternatives. In addition, recent increases in inflation have directly impacted our purchase costs, occupancy costs and payroll costs leading us to increase prices to offset these inflationary pressures. Continued increase in inflationary pressures, combined with reduced consumer spending, could reduce gross profit margins. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our inability to maintain or increase our operating margins could adversely affect the price of our Class A common stock.

We intend to continue to increase our operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. If we are unable to successfully manage the potential difficulties associated with store growth, we may not be able to capture the scale efficiencies that we expect from expansion. If we are not able to continue to capture scale efficiencies, improve our systems, continue our cost discipline, maintain appropriate store labor level and disciplined product selection, and enhance our merchandise offerings, we may not be able to achieve our goals with respect to operating margins. In addition, if we do not adequately refine and improve our various ordering, tracking and allocation systems, we may not be able to increase sales and reduce inventory shrinkage. As a result, our operating margins may remain flat or decline, which could materially and adversely affect business, financial condition, results of operations and, in turn, the price of our Class A common stock.

We may be unable to protect or maintain our intellectual property, including HK Good Fortune, which could result in customer confusion and adversely affect our business.

We rely on a combination of trademark, trade secret, copy right and domain name law and internal procedures and nondisclosure agreements to protect our intellectual property. We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered trade name "HK GOOD FORTUNE SUPERMARKET" and registered trademarks consisting of the stylized wording of "GOOD FORTUNE", and our domain names, including *https://maisonsolutionsinc.com/*, are valuable assets that reinforce our customers' favorable perception of our stores. However, there can be no assurance that our intellectual property rights will be sufficient to distinguish our products and services from those of our competitors and to provide us with a competitive advantage.

Our success depends upon our ability to source and market new products to meet our high standards and customer preferences and our ability to offer our customers an aesthetically pleasing shopping environment.

Our success depends on our ability to source and market new products that both meet our standards for quality and appeal to customers' preferences. A small number of our employees, including our in-house merchants, are primarily responsible for both sourcing products that meet our high specifications and identifying and responding to changing customer preferences. Failure to source and market such products, or to accurately forecast changing customer preferences, could lead to a decrease in the number of customer transactions at our stores and a decrease in the amount customers spend when they visit our stores. In addition, the sourcing of our products is dependent, in part, on our relationships with our vendors. If we are unable to maintain these relationships we may not be able to continue to source products at competitive prices that both meet our standards and appeal to our customers. We also attempt to create a pleasant and aesthetically appealing shopping experience. If we are not successful in creating a pleasant and appealing shopping experience we may lose customers to our competitors. If we do not succeed in maintaining good relationships with our vendors, introducing and sourcing new products that consumers want to buy or if we are unable to provide a pleasant and appealing shopping environment or maintain our level of customer service, our sales, operating margins and market share may decrease, resulting in reduced profitability, which could materially and adversely affect our business, financial condition and results of operations.

If we are unable to successfully identify market trends and react to changing consumer preferences in a timely manner, our sales may decrease.

We believe our success depends, in substantial part, on our ability to:

•   anticipate, identify and react to grocery and food trends and changing consumer preferences in a timely manner;

•   translate market trends into appropriate, saleable product and service offerings in our stores before our competitors do; and

•   develop and maintain vendor relationships that provide us access to the newest merchandise on reasonable terms.

If we are unable to anticipate and satisfy consumer preferences in the regions where we operate, our sales may decrease, which could have a material adverse effect on our business, financial condition and results of operations and, in turn, the price of our Class A common stock.

Our stores rely heavily on sales of perishable products, and product supply disruptions may have an adverse effect on our profitability and operating results.

We have a significant focus on perishable products. Sales of perishable products accounted for approximately 51.4% and 54.0% of our total sales in fiscal years 2025 and 2024, respectively. We rely on various suppliers and vendors to provide and deliver our perishable product inventory on a continuous basis. We could suffer significant product inventory losses in the event of the loss of a major supplier or vendor, disruptions of our distribution network, extended power outages, natural disasters such as floods, droughts, frosts, earthquakes, hurricanes and pestilences or other catastrophic occurrences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of, or increase the price of, fresh produce. We have implemented certain systems to ensure our ordering is in line with demand. We cannot assure you, however, that our ordering system will always work efficiently, in particular in connection with the opening of new stores, which have no, or a limited, ordering history. If we were to over-order, which could result in inventory losses, or otherwise were not able to maintain inventory suitable for our business needs, it would materially and negatively impact our operating results.

Products we sell could cause unexpected side effects, illness, injury or death that could result in their discontinuance or expose us to lawsuits, either of which could result in unexpected costs and damage to our reputation.

There is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury, or death caused by products we sell could result in the discontinuance of sales of these products or prevent us from achieving market acceptance of the affected products. Such side effects, illnesses, injuries and death could also expose us to product liability or negligence lawsuits for which we do not have adequate insurance coverage. Any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. The real or perceived sale of contaminated or harmful products would cause negative publicity regarding our company, brand, or products, which could in turn harm our reputation and net sales, and could have a material adverse effect on our business, results of operations or financial condition and, in turn, the price of our Class A common stock.

We may experience negative effects to our reputation from real or perceived quality or health issues with our food products, which could have an adverse effect on our operating results.

We could be materially and adversely affected if consumers lose confidence in the safety and quality of products we sell. Concerns regarding the safety of our food products or the safety and quality of our food supply chain could cause shoppers to avoid purchasing certain products from us, or to seek alternative sources of food, even if the basis for the concern is outside of our control. In addition, adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving products sold at our stores, could discourage consumers from buying our products and have an adverse effect on our operating results. Furthermore, the sale of food products entails an inherent risk of product liability claims, product recall and the resulting negative publicity. Food products containing contaminants could be inadvertently distributed by us and, if processing at the consumer level does not eliminate them, these contaminants could result in illness or death. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to perform product recalls in the future.

Any lost confidence on the part of our customers would be difficult and costly to re-establish. Any such adverse effect could be exacerbated by our position in the market as a purveyor of fresh, high-quality food products and could significantly reduce our brand value. Issues regarding the safety of any food items sold by us, regardless of the cause, could have a substantial and materially adverse effect on our sales and operating results.

The current geographic concentration of our stores creates an exposure to local economies, regional downturns or severe weather or catastrophic occurrences that may materially and adversely affect our financial condition and results of operations.

We currently operate four of our stores in the Los Angeles, California metropolitan area and three of our stores in the greater Phoenix and Tucson, Arizona metro areas. As a result, our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. Any unforeseen events or circumstances that negatively affect these areas could materially and adversely affect our revenues and profitability. These factors include, among other things, changes in demographics, population and employee bases, wage increases, and changes in economic conditions.

Severe weather conditions and other catastrophic occurrences such as earthquakes and fires in areas in which we have stores or from which we obtain products may materially and adversely affect our results of operations. Such conditions may result in reduced customer traffic and spending in our stores, physical damage to our stores, loss of inventory, closure of one or more of our stores, inadequate work force in our markets, temporary disruption in the supply of products, delays in the delivery of goods to our stores and a reduction in the availability of products in our stores. Any of these factors may disrupt our business and materially and adversely affect our business and financial condition and result of operations.

Energy costs are an increasingly significant component of our operating expenses and increasing energy costs, unless offset by more efficient usage or other operational responses, may impact our profitability.

We utilize natural gas, water, sewer and electricity in our stores and gasoline and diesel are used in trucks that deliver products to our stores. We may also be required to pay certain adjustments or other amounts pursuant to our supply and delivery contracts in connection with increases in fuel prices. Increases in energy costs, whether driven by increased demand, decreased or disrupted supply or an anticipation of any such events will increase the costs of operating our stores. Our shipping costs have also increased recently due to rising fuel and freight prices, and these costs may continue to increase. We may not be able to recover these rising costs through increased prices charged to our customers, and any increased prices may exacerbate the risk of customers choosing lower-cost alternatives. In addition, if we are unsuccessful in attempts to protect against these increases in energy costs through long-term energy contracts, improved energy procurement, improved efficiency and other operational improvements, the overall costs of operating our stores will increase, which would impact our profitability, financial condition and results of operations.

Our business could be harmed by a failure of our information technology, administrative or outsourcing systems.

We rely on our information technology, administrative and outsourcing systems to effectively manage our business data, communications, supply chain, order entry and fulfillment and other business processes. The failure of our information technology, administrative or outsourcing systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and the loss of sales and customers, causing our business to suffer. In addition, our information technology and administrative and outsourcing systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches, including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data. Any such damage or interruption could have a material adverse effect on our business, cause us to face significant fines, customer notice obligations or costly litigation, harm our reputation with our customers, require us to expend significant time and expense developing, maintaining or upgrading our information technology, administrative or outsourcing systems or prevent us from paying our suppliers or employees, receiving payments from our customers or performing other information technology, administrative or outsourcing services on a timely basis. Any material interruption in our information systems may have a material adverse effect on our business, financial condition and operating results.

If we experience a data security breach and confidential customer information is disclosed, we may be subject to penalties and experience negative publicity, which could affect our customer relationships and have a material adverse effect on our business.

We and our customers could suffer harm if customer information were accessed by third parties due to a security failure in our systems. The collection of data and processing of transactions require us to receive, transmit and store a large amount of personally identifiable and transaction related data. This type of data is subject to legislation and regulation in various jurisdictions. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting state and federal legislative proposals addressing data privacy and security. If some of the current proposals are adopted, we may be subject to more extensive requirements to protect the customer information that we process in connection with the purchases of our products. We may become exposed to potential liabilities with respect to the data that we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could adversely affect our business, results of operations, financial condition and cash flows due to the costs and negative market reaction relating to such developments. Additionally, if we suffer data breaches one or more of the credit card processing companies that we rely on may refuse to allow us to continue to participate in their network, which would limit our ability to accept credit cards at our stores and could adversely affect our business and financial condition and results of operations.

Disruption of any significant supplier relationship could negatively affect our business.

We work with three primary suppliers. These primary suppliers accounted for approximately 48.0% and 51.5% of our total purchases in fiscal years 2024 and 2023, respectively. Due to this concentration of purchases from these primary suppliers, the cancellation of our supply arrangement with any of them or the disruption, delay or inability of any of them to deliver products to our stores may materially and adversely affect our operating results while we attempt to establish alternative distribution channels. If our suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. In addition, we also do not have agreements in writing with these suppliers, and we may not be able to contract with them on acceptable terms or at all. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms if at all. The price may increase in doing business through these suppliers which could adversely affect our business, financial condition and results of operations.

Our reliance on relatively few vendors for the majority of our inventory could adversely affect our ability to operate.

We currently rely on a relatively small number of vendors to provide us with the majority of our inventory, with three of our vendors providing approximately 40% of our total inventory in the year ended April 30, 2025 and three of our vendors providing approximately 34% of our total inventory in the year ended April 30, 2024. These third-party vendors are not our employees, and except for remedies available to us under our agreements with such third-party, we have limited ability to control the amount or timing of resources that any such third-party will devote to manufacturing our supplies. If these third-party vendors do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our inventory may not be sufficient to meet the needs of our customers and we may lose revenue. The third parties we rely on for these services may also have relationships with other entities, some of which may be our competitors. We often use vendors selectively for quality and cost reasons. Significant price increases, or disruptions in the ability to obtain inventory from existing vendors, may force us to increase our prices (which we may be unable to do) or reduce our margins, which would force us to use alternative vendors. As such, our reliance on relatively few vendors could have an adverse effect on our business, results of operations, financial condition and prospects.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties or do so on commercially reasonable terms. Any change in the existing vendors we use could cause delays in the delivery of products and possible losses in revenue, which could adversely affect our business, financial condition, and results of operations. In addition, alternative vendors may not be available, or may not provide their products and services at similar or favorable prices. If we cannot obtain the inventory, or alternatives at similar or favorable prices, our ability to serve our customers may be severely impacted, which could have an adverse effect on our business, financial condition, and results of operations.

Supply chain risks may affect our business plans.

The products we sell are sourced from a wide variety of domestic and international vendors. Continued supply chain disruptions or the inability to find qualified vendors and access products that meet requisite quality and safety standards in a timely and efficient manner could adversely affect our business. Failure to adequately source and timely ship our products to customers could lead to lost potential revenue, failure to meet customer demand, strained relationships with customers, and diminished brand loyalty. Additionally, if the supply chain disruptions caused by the COVID-19 pandemic and/or the war in Ukraine continue to occur, we may experience continued supply chain disruption which could result in delays in new store openings. We expect to still be impacted by global logistics challenges in the fiscal year ending April 30, 2025.

Our high level of fixed lease obligations could adversely affect our financial performance.

Our high level of fixed lease obligations will require us to use a significant portion of cash generated by our operations to satisfy these obligations, and could adversely impact our ability to obtain future financing to support our growth or other operational investments. We require substantial cash flows from operations to make our payments under our operating leases, all of which provide for periodic increases in rent. If we are not able to make the required payments under our store leases, the lenders or owners of the relevant stores could, among other things, repossess those assets, which could adversely affect our ability to conduct our operations. Our failure to make payments under our operating leases could trigger defaults under other leases or under agreements governing our indebtedness, which could cause the counterparties under those agreements to accelerate the obligations due thereunder.

If we are unable to renew or replace current store leases or if we are unable to enter into leases for additional stores on favorable terms, or if one or more of our current leases is terminated prior to expiration of its stated term, and we cannot find suitable alternate locations, our growth and profitability could be negatively impacted.

We currently lease all of our store locations. Many of our current leases provide a unilateral option to renew for several additional rental periods at specific rental rates. Our ability to re-negotiate favorable terms on an expiring lease or to negotiate favorable terms for a suitable alternate location, and our ability to negotiate favorable lease terms for additional store locations, could depend on conditions in the real estate market, competition for desirable properties, its relationships with current and prospective landlords, or other factors that are not within our control. Any or all of these factors and conditions could negatively impact our growth and profitability.

Legal proceedings could materially impact our business, financial condition and results of operations.

Our operations, which are characterized by a high volume of customer traffic and by transactions involving a wide variety of product selections, carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in some other industries. Consequently, we may be a party to individual personal injury, product liability, intellectual property, employment-related and other legal actions in the ordinary course of our business, including litigation arising from food-related illness. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. While we maintain insurance, insurance coverage may not be adequate, and the cost to defend against future litigation may be significant. There may also be adverse publicity associated with litigation that may decrease consumer confidence in our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may materially and adversely affect our business, financial condition, and results of operations.

We are currently subject to certain class action and derivative litigation and may be subject to other litigation in the future.

The Company, its directors, and certain officers are currently subject to certain litigation, including securities class actions and shareholder derivative actions, as further described in Note 18 — "*Commitments and Contingencies*" to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. In the future, especially following periods of volatility in the market price of our shares, additional purported class action or derivative complaints may be filed against us. The outcome of any pending and potential future litigation is difficult to predict and quantify and the defense of such claims or actions can be costly. In addition to diverting financial and management resources and general business disruption, we may suffer from adverse publicity that could harm our brand or reputation, regardless of whether the allegations are valid or whether we are ultimately held liable. A judgment or settlement that is not covered by or is significantly in excess of our insurance coverage for any claims, or our obligations to indemnify the underwriters and the individual defendants, could materially and adversely affect our financial condition, results of operations and cash flows.

Claims under our insurance plans may differ from our estimates, which could materially impact our results of operations.

We use a combination of insurance and self-insurance plans to provide for the potential liabilities for workers' compensation, general liability (including, in connection with legal proceedings described under "— Legal proceedings could materially impact our business, financial condition and results of operations" above), property insurance, director and officers' liability insurance, vehicle liability and team member health-care benefits. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Our results could be materially impacted by claims and other expenses related to such plans if future occurrences and claims differ from these assumptions and historical trends.

Failure to sustain customer growth or failure to maintain customer relationships could materially and adversely affect our business and operating results.

Customer loyalty and growth are essential to our business. Damage to our reputation or failure to anticipate the needs of our customers could diminish customer loyalty and reduce customer activity in stores and on our e-commerce platform, which could cause our revenue income to decline and negatively impact our profitability. In addition, if our existing and new business opportunities fail to retain our existing customers or attract new customers on a sustained basis, then our operating results could be adversely affected.

Failure to retain our senior management and other key personnel could negatively affect our business.

We are dependent upon John Xu, our Chief Executive Officer, and a number of other senior management executives and other key personnel, who have experience in our industry and are familiar with our business, systems and processes. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture, and the reputation we enjoy with suppliers and consumers. The loss of services of one or more of these executives or other key employees could have a material adverse effect on our business and financial condition and results of operations. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause our stock price to decline. We do not maintain key person insurance on any employee. In addition, none of our key employees are subject to non-competition or non-solicitation obligations.

If we are unable to attract, train and retain employees, we may not be able to grow or successfully operate our business.

The supermarket retail industry is labor intensive, and our success depends, in part, upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and are able to represent our brand effectively and establish credibility with our business partners and consumers. Our ability to meet our labor needs, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force in the markets in which we are located, unemployment levels within those markets, unionization of the available work force, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our customer service to suffer, while increasing our wages could cause our earnings to decrease. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, financial condition and results of operations.

Prolonged labor disputes with employees and increases in labor costs could adversely affect our business.

Changes in federal and state minimum wage laws and other laws relating to employee benefits, pension plans, including the Patient Protection and Affordable Care Act, could cause us to incur additional wage and benefit costs. Increased labor costs would increase our expenses and have an adverse impact on our profitability. In addition, any work stoppages or labor disturbances as a result of employees' dissatisfaction of their current employment terms could have a material adverse effect on our financial condition, results of operations and cash flows. We also expect that in the event of a work stoppage or labor disturbance, we could incur additional costs and face increased competition.

As we grow, we may face organized labor disputes or work stoppages, which could have an adverse impact on our operations and financial results.

Currently, none of our employees are subject to a collective bargaining agreement. However, as we grow and the number of employees continues to increase, it is possible that our employees may want to negotiate collective bargaining agreements with us. If this occurs and if we are unable to negotiate acceptable contracts with labor unions, it could result in strikes by the affected workers and thereby significantly disrupt our operations. As part of any collective bargaining agreements, we may need to fund additional pension contributions, which would negatively impact our free cash flow. Further, if we are unable to control health care and pension costs provided for in the collective bargaining agreements, we may experience increased operating costs which could adversely impact on our financial results.

We will require significant additional capital to fund our expanding business, which may not be available to us on satisfactory terms or at all, and even if it is available, failure to use our capital efficiently could have an adverse effect on our profitability.

To support our expanding business and pursue our growth strategy, we will utilize significant amounts of cash generated by our operations to pay our lease obligations, build out new store space, purchase inventory, pay personnel, further invest in our infrastructure and facilities, and pay for the increased costs associated with operating as a public company. We primarily depend on cash flow from operations and borrowings under our credit facility to fund our business and growth plans. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations to fund these activities, and sufficient funds are not otherwise available to us under our revolving credit facility, we may need additional equity or debt financing. If such financing is not available to us, or is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures would be limited and we could be required to delay, significantly curtail or eliminate planned store openings or operations or other elements of our growth strategy.

We may incur additional indebtedness in the future, which could adversely affect our financial health and our ability to react to changes to our business.

We may incur additional indebtedness in the future. Any increase in the amount of our indebtedness could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures, curtail growth plans or scale back operations, or seek additional equity investment. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all.

Our level of indebtedness has important consequences to you and your investment in our Class A common stock. For example, our level of indebtedness may:

- require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures, growth plans and/or other general corporate purposes;

- limit our ability to pay future dividends;

- limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy including both growth strategy on new store development and operational strategy in existing stores;

- heighten our vulnerability to general adverse economic conditions, downturns in our business, the food retail industry, or in the general economy and limit our flexibility in planning for, or reacting to, changes in our business and the food retail industry, which would place us at a competitive disadvantage compared to our competitors that may have less debt;

- prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our store base and product offerings.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations.

We are dependent on third-party e-commerce platforms and on third-party networks.

Our success depends on our ability to attract and retain new customers and expand our customer base. A substantial portion of our customer traffic comes from links shared by members through our social networks and via third-party online e-commerce platforms. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our user base, thereby producing a material adverse effect on our business. In addition, we rely on our suppliers and contract manufacturers to ensure that the products they manufacture and sell to us are in compliance with applicable regulatory and legal requirements. While we seek representations and warranties, indemnifications and/or insurance from our suppliers and contract manufacturers, any claims of non-compliance could significantly damage our reputation and consumer confidence in products we sell.

Risks Related to Regulatory Compliance and Legal Matters

Changes in U.S. trade policies could have a material adverse impact on our business.

Changes in U.S. trade policies, such as the imposition of tariffs on various goods and a potential resulting trade war in China and other countries, could have a material adverse impact on our business. Some of our products are produced in China and other foreign countries, making the price and availability of our products susceptible to international trade risks and other international conditions. We are unable to predict future trade policy of the United States, China, or of any foreign countries from which we purchase goods, or the terms of any renegotiated trade agreements, or their impact on our business. Recent trade tensions between the United States and China could directly impact the import of our products and could have a significant adverse impact on the cost of our goods and the prices at which we offer them for sale. The adoption or expansion of trade restrictions and tariffs, a trade war, or other governmental action related to tariffs may adversely affect our business as it may impact the cost of and demand for our products, our overall costs, our customers, our supplies, and the world economy, which in turn could have a material adverse effect on our business, operational results, financial position and cash flows.

Changes in and enforcement of immigration laws could increase our costs and adversely affect our ability to attract and retain qualified store-level employees.

Federal and state governments from time to time implement laws, regulations or programs that regulate our ability to attract or retain qualified employees. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome or reduce the availability of potential employees. Although we have implemented, and are in the process of enhancing, procedures to ensure our compliance with the employment eligibility verification requirements, there can be no assurance that these procedures are adequate and some of our employees may, without our knowledge, be unauthorized workers. The employment of unauthorized workers may subject us to fines or civil or criminal penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and makes it more difficult to hire and keep qualified employees. There can be no assurance that any future audit will not require us to terminate employees and pay fines or other penalties. The termination of a significant number of employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. Our operating results could be materially harmed as a result of any of these factors.

We, as well as our vendors, are subject to numerous federal, and local laws and regulations and our compliance with these laws and regulations, as they currently exist or as modified in the future, may increase our costs, limit or eliminate our ability to sell certain products, raise regulatory enforcement risks that were not presented in the past, or otherwise adversely affect our business, results of operations and financial condition.

As a supermarket retailer, we are subject to numerous health and safety laws and regulations. Our suppliers are also subject to such laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacturing, packaging, labeling, distribution, advertising, sale, quality and safety of products we sell, as well as the health and safety of our team members and the protection of the environment. We are subject to regulation by various government agencies, including the U.S. Food and Drug Administration (the "FDA"), the U.S. Department of Agriculture (the "USDA"), the Federal Trade Commission (the "FTC"), the Occupational Safety and Health Administration ("OSHA"), the Consumer Product Safety Commission (the "CPSC"), the Environmental Protection Agency (the "EPA"), as well as various state and local agencies.

New or revised government laws and regulations, such as the FDA Food Safety Modernization Act (referred to as "FSMA") passed in January 2011, which grants the FDA greater authority over the safety of the national food supply as well as increased enforcement by government agencies, could result in additional compliance costs and civil remedies. Specifically, the FSMA requires the FDA to issue regulations mandating that risk-based preventive controls be observed by the majority of food producers. This authority applies to all domestic food facilities and, by way of imported food supplier verification requirements, to all foreign facilities that supply food products. In addition, the FSMA requires the FDA to establish science-based minimum standards for the safe production and harvesting of produce, requires the FDA to identify "high risk" foods and "high risk" facilities and instructs the FDA to set goals for the frequency of FDA inspections of such high risk facilities as well as non-high risk facilities and foreign facilities from which food is imported into the United States.

With respect to both food and dietary supplements, the FSMA meaningfully augments the FDA's ability to access producer's and supplier's records. This increased access could permit the FDA to identify areas of concern it had not previously considered to be problematic either for us, our producers or our suppliers. The FSMA is also likely to result in enhanced tracking and tracing of food requirements and, as a result, added recordkeeping burdens upon our producers and suppliers. In addition, under the FSMA, the FDA has the authority to inspect certifications and therefore evaluate whether foods and ingredients from our producers and suppliers are compliant with the FDA's regulatory requirements. Such inspections may delay the supply of certain products or result in certain products being unavailable to us for sale in our stores.

The FDA has broad authority to enforce the provisions of the Federal Food, Drug and Cosmetic Act applicable to the safety, labeling, manufacturing and promotion of foods, including powers to issue a public warning letter to a company, publicize information about illegal products, institute an administrative detention of food, request or order a recall of illegal products from the market, and request the Department of Justice to initiate a seizure action, an injunction action or a criminal prosecution in the U.S. courts. Pursuant to the FSMA, the FDA also has the power to refuse the import of any food that is not appropriately verified as in compliance with all FDA laws and regulations. Moreover, the FDA has the authority to administratively suspend the registration of any facility producing food, including supplements, deemed to present a reasonable probability of causing serious adverse health consequences.

In connection with the marketing and advertisement of products we sell, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states. These events could interrupt the marketing and sales of products in our stores, severely damage our brand reputation and public image, increase the cost of products in our stores, result in product recalls or litigation, and impede our ability to deliver merchandise in sufficient quantities or quality to our stores, which could result in a material adverse effect on our business, financial condition and results of operations.

We are also subject to laws and regulations more generally applicable to retailers, including labor and employment, taxation, zoning and land use, environmental protection, workplace safety, public health, community right-to-know and alcoholic beverage sales. Certain local regulations may limit our ability to sell alcoholic beverages at certain times. Our stores are subject to unscheduled inspections on a regular basis, which, if violations are found, could result in the assessment of fines, suspension of one or more needed licenses and, in the case of repeated "critical" violations, closure of the store until a re-inspection demonstrates that we have remediated the problem. The buildings in which some stores are located are old and therefore require greater maintenance expenditures by us in order to maintain them in compliance with applicable building codes. If we are unable to maintain these stores in compliance with applicable building codes, we could be required by the building department to close them. Additionally, a number of federal, state and local laws impose requirements or restrictions on business owners with respect to access by disabled persons. Our compliance with these laws may result in modifications to our properties, or prevent us from performing certain further renovations Furthermore, our new store openings could be delayed or prevented, or our existing stores could be impacted by difficulties or failures in our ability to obtain or maintain required approvals or licenses.

In addition, we are subject to environmental laws pursuant to which we could be held responsible for all of the costs relating to any contamination at our or our predecessors' past or present facilities and at third-party waste disposal sites, regardless of our knowledge of, or responsibility for, such contamination. We are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions, immigration, and work permit requirements.

As is common in our industry, we rely on our suppliers and contract manufacturers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, we seek certifications of compliance, representations and warranties, indemnification and/or insurance from our suppliers and contract manufacturers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in our products. In order to comply with applicable statutes and regulations, our suppliers and contract manufacturers have from time to time reformulated, eliminated or relabeled certain aspects of their products and we have revised certain provisions of our sales and marketing program.

We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our business in the future. They could, however, increase our costs or require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on our business, financial condition and results of operations.

The effects of global climate change could present risks to our business.

The long-term effects of global climate change may present both physical and transition risks. Changes in extreme weather conditions or changes in technology are expected to produce widespread and unexpected results. These changes may impact our ability to obtain goods and services required for the success of our business. Additionally, we face the risk of physical damage to stores and distribution or fulfillment centers due to the physical risks associated with climate change. The transition to alternative energy sources, versus using natural gas, diesel fuel, or gasoline, may increase our costs. The impact of these events can adversely affect our operations, financial condition, and results of operations or cash flows.

Risks Related to Ownership of Our Class A Common Stock

The market for our Class A common stock is new, and we cannot assure you that an active trading market will develop for our Class A common stock.

We completed our initial public offering in October 2023. Therefore, the market for our Class A common stock is relatively new and may experience periods of inactivity as well as significant volatility. We cannot assure you that an orderly and liquid trading market for our Class A common stock will develop, or if it does develop, it may not be maintained. If an active market does not develop, you may have difficulty selling your shares of our Class A common stock. You may not be able to sell your Class A common stock quickly or at the market price if trading in our securities is not active.

If our stock price declines, you could lose a significant part of your investment, and we may be sued in a securities class action.

The trading price of our Class A common stock is likely to be volatile and will fluctuate due to broad market and industry factors including the performance and fluctuation in the market prices or the underperformance of companies in our industry. Furthermore, securities markets may, from time to time, experience significant price and volume fluctuations that are not reflective of our operating performance.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above in *"— Risks Related to Our Business"* and the following:

- actual or anticipated fluctuations in our quarterly or annual financial results;

- delays in, or our failure to provide, financial guidance;

- the financial guidance we may provide to the public, any changes in such guidance, or our failure to meet such guidance;

- the failure of securities analysts to cover our Class A common stock;

- changes in financial estimates by securities analysts;

- the inability to meet the financial estimates of analysts who follow our Class A common stock;

- strategic actions by us or our competitors;

- actual or anticipated growth rates relative to our competitors;

- various market factors or perceived market factors, including rumors, whether or not correct, involving us or our competitors;

- fluctuations in stock market prices and trading volumes of securities of similar companies;

- announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

- sales, or anticipated sales, of large blocks of our stock;

- short selling of our Class A common stock by investors;

- additions or departures of key personnel;

- new store openings or entry into new markets by us or by our competitors;

- regulatory or political developments;

- changes in accounting principles or methodologies;

- litigation and governmental investigation;

- general financial market condition or events;

- economic, legal and regulatory factors unrelated to our performance;

- discussion of use or our stock price by the financial press and in online investor forum;

- variations in our quarterly operating results and those of our competitors;

- general economic and stock market conditions;

- risks related to our business and our industry, including those discussed above;

- changes in conditions or trends in our industry, markets or customers;

- terrorist acts;

- future sales of our Class A common stock or other securities;

- public evaluations of our business models and our revenues, earnings and growth potential; and

- investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These and other factors may cause the market price and demand for our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the price or liquidity of our Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit or paying for settlements or damages. Such a lawsuit could also divert the time and attention of our management from our business.

As a result of these factors, investors in our Class A common stock may not be able to resell their shares at or above the price they purchased the shares for or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.

Future sales, or the perception of future sales, of our Class A common stock may depress the price of our Class A common stock.

The market price of our Class A common stock could decline significantly as a result of sales of a large number of shares of our Class A common stock in the market. The sales, or the perception that these sales might occur, could depress the market price. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with our initial public offering, the Company, our directors and executive officers and non-affiliate holders of 5% or greater of our Class A common stock each agreed to lock-up restrictions, meaning that we and they and their permitted transferees are not be permitted to sell any shares of our Class A common stock for twelve (12) months after the closing of our initial public offering, subject to certain exceptions, without the prior joint consent of Joseph Stone Capital, LLC, the representative of the underwriters of our initial public offering ("JSC"). Although we have been advised that there is no present intention, JSC may, in its sole discretion, release all or any portion of the shares of our Class A common stock from the restrictions in any of the lock-up agreements described above.

Also, in the future, we may issue shares of our Class A common stock in connection with investments or acquisitions. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of Class A common stock.

We will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We historically have operated our business as a private company. We completed our initial public offering on October 10, 2023. As a public company, we will incur additional legal, accounting, compliance and other expenses that we did not incur as a private company. As a public company, we are obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and Proxy Statements under Section 14 and other sections of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, we also are subject to other reporting and corporate governance requirements, including certain requirements of Nasdaq, and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which impose significant compliance obligations upon us. As a public company, we will need to institute a comprehensive compliance function; establish internal policies; ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis; design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the Sarbanes-Oxley Act; involve and retain outside counsel and accountants in the above activities and establish an investor relations function.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially and adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or Nasdaq. Any such action could harm our reputation and the confidence of investors and customers in our Company and could materially and adversely affect our business and result in the delisting of our Class A common stock with both Nasdaq and the SEC.

Our management has limited experience managing a public company and our current resources may not be sufficient to fulfill our public company obligations.

As a public company, we are subject to various regulatory requirements, including those of the SEC and Nasdaq. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team has limited experience in managing a public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations.

Our CEO, John Xu, has substantial control over us and has the ability to control the election of directors and other matters submitted to stockholders for approval, which will limit your ability to influence corporate matters and may result in actions that you do not believe to be in our interests or your interests.

John Xu, our Chief Executive Officer, beneficially owns, in the aggregate, approximately 77.93% of our outstanding Class A common stock. In addition, John Xu beneficially owns 2,240,000 shares of our Class B common stock, which carries ten votes per share. In the aggregate, John Xu beneficially owns approximately 90.34% voting power of our outstanding common stock, including both Class A common stock and Class B common stock. As a result, John Xu is able to exert actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and any other significant transaction.

This concentrated control limits your ability as a stockholder to influence corporate matters, and the interests of John Xu may not coincide with our interests or your interests. As a result, he may take actions that you do not believe to be in our interests or your interests and that could depress the price of our Class A common stock.

We do not intend to pay cash dividends on our Class A common stock and, as a result, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our Class A common stock. In addition, our ability to declare and pay cash dividends is restricted by our revolving credit facility. The declaration and payment of future cash dividends to holders of our Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, and restrictions in our debt agreements and other factors our board of directors deems relevant. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of potential gain for the foreseeable future. The market price for our Class A common stock might not exceed the price that you originally paid for our Class A common stock.

If securities or industry analysts do not publish or cease publishing research or reports about our business or our market, or if they adversely change their recommendations regarding our Class A common stock, or if our operating results do not meet their expectations, the stock price and/or trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts, if any, may publish about us, our business or our competitors. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our Company downgrades our stock or if our operating results do not meet their expectations or provide more favorable relative recommendations about our competitors, our stock price could decline.

Our amended and restated Certificate of Incorporation contains anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their shares of Class A common stock at a premium.

Our amended and restated Certificate of Incorporation contains provisions to limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue shares of preferred stock in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A common stock. Shares of preferred stock could be issued quickly with terms calculated on a delay to prevent a change in control of our Company or make removal of management more difficult. If our board of directors decides to issue shares of preferred stock, the price of our Class A common stock may fall and the voting and other rights of the holders of our Class A common stock may be materially and adversely affected. In addition, our amended and restated Certificate of Incorporation contains other provisions that could limit the ability of third parties to acquire control of our Company or cause us to engage in a transaction resulting in a change of control.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions, which could limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.

Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought against or on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), (iv) any action as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware, or (v) any action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court located within the State of Delaware). However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits. Furthermore, Section 22 of the Securities Act provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits.

Although we believe the exclusive forum provision benefits us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, this provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.

Our future operating results may fluctuate significantly, and our current operating results may not be a good indication of our future performance. Fluctuations in our quarterly financial results could affect our stock price in the future.

Our operating results have historically varied from period-to-period, and we expect that they will continue to as a result of a number of factors, many of which are outside of our control. If our quarterly financial results or our forecasts of future financial results fail to meet the expectations of securities analysts and investors, our Class A common stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of our future performance.

We may incur significant fluctuations in our quarterly financial and other operating results, including fluctuations in our key metrics. This variability and unpredictability could result in our failing to meet our internal operating plan or the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits. In addition, a significant percentage of our operating expenses are fixed in nature and based on forecasted revenue trends. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on margins in the short term.

Limitation of liability and indemnification of officers and directors could adversely impact investors' ability to bring claims against them.

Our officers and directors are required to exercise good faith and high integrity in the management of our affairs. Our Certificate of Incorporation provides, however, that our officers and directors shall have no personal liability to us or our stockholders for damages for any breach of duty owed to us or our stockholders, unless they breached their duty of loyalty, did not act in good faith, knowingly violated a law, or received an improper personal benefit. Our Certificate of Incorporation and By-laws also provide for the indemnification by us of our officers and directors against any losses or liabilities they may incur by reason of their serving in such capacities, provided that they do not breach their duty of loyalty, act in good faith, do not knowingly violate a law, and do not receive an improper personal benefit. Additionally, we have entered into employment agreements with our officers, which specify the indemnification provisions provided by the By-laws and provide, among other things, that to the fullest extent permitted by applicable law, the Company will indemnify such officer against any and all losses, expenses and liabilities arising out of such officer's service as an officer of the Company.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us under the above provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Sales, or the perception of sales, of shares of our Class A common stock by us or our existing stockholders in the public market could adversely affect the market price of our Class A common stock and our ability to raise additional equity capital.

As of April 30, 2025, there were 17,450,476 shares of Class A common stock issued and outstanding. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

If our stockholders sell substantial amounts of our Class A common stock in the public market upon the expiration of any statutory holding period under Rule 144, any lock-up agreement or shares issued upon the exercise of outstanding options, warrants, or restricted stock awards could create a circumstance commonly referred to as an "overhang" and, in anticipation of which, the market price of our Class A common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

If we are unable to continue to meet the Nasdaq Capital Market rules for continued listing, our Class A common stock could be delisted.

We may be unable to meet the Nasdaq Capital Market rules for continued listing of our Class A common stock on the Nasdaq Capital Market, notably, the minimum bid price and the stockholders' equity minimum requirements. If we fail to meet the Nasdaq Capital Market's ongoing listing criteria, our Class A common stock could be delisted. If our Class A common stock is delisted by the Nasdaq Capital Market, our Class A common stock may be eligible for quotation on an over-the-counter quotation system or on the pink sheets. Upon any such delisting, our Class A common stock would become subject to the regulations of the SEC relating to the market for penny stocks. A penny stock is any equity security not traded on the Nasdaq Capital Market that has a market price of less than $5.00 per share.

The regulations applicable to penny stocks may severely affect the market liquidity for our Class A common stock and could limit the ability of stockholders to sell such securities in the secondary market. In such a case, an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our Class A common stock, and there can be no assurance that our Class A common stock will be eligible for trading or quotation on any alternative exchanges or markets.

Delisting from the Nasdaq Capital Market could adversely affect our ability to raise additional financing through public or private sales of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our Class A common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

We may become subject to "penny stock" rules, which could damage our reputation and the ability of investors to sell their shares of Class A common stock.

Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include: control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons; excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Furthermore, the penny stock designation may adversely affect the development of any public market for our shares of Class A common stock or, if such a market develops, its continuation. Broker-dealers are required to personally determine whether an investment in penny stock is suitable for customers. Penny stocks are securities (i) with a price of less than five dollars ($5.00) per share; (ii) that are not traded on a "recognized" national exchange; and (iii) of an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years) or with average annual revenues of less than $6,000,000 for the last three years. Section 15(g) of the Exchange Act and Rule 15g-2 of the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our Class A common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be penny stock. Rule 15g-9 of the SEC requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.

This procedure requires the broker-dealer to (i) obtain from the investor information concerning his financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for the Company's stockholders to resell their shares of Class A common stock to third parties or to otherwise dispose of them.

The financial and operational projections that we may make from time to time are subject to inherent risks.

The projections that our management may provide from time to time (including, but not limited to, financial or operational matters) reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There will be differences between actual and projected results, and actual results may be materially different from those contained in the projections. The inclusion of the projections in (or incorporated by reference in) this Annual Report on Form 10-K should not be regarded as an indication that we or our management or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such.

If we were to dissolve, the holders of our securities may lose all or substantial amounts of their investments.

If we were to dissolve as a corporation, as part of ceasing to do business or otherwise, we may be required to pay all amounts owed to any creditors and/or preferred stockholders before distributing any assets to the investors and/or preferred stockholders. There is a risk that, in the event of such a dissolution, there will be insufficient funds to repay amounts owed to holders of any of our indebtedness and insufficient assets to distribute to our other investors, in which case investors could lose their entire investment.

An investment in our Company may involve tax implications, and you are encouraged to consult your own tax and other advisors as neither we nor any related party is offering any tax assurances or guidance regarding our Company or your investment.

An investment in our Company generally involves complex federal, state and local income tax considerations. Neither the Internal Revenue Service nor any state or local taxing authority has reviewed the transactions described herein and may take different positions than the ones contemplated by management. You are strongly urged to consult your own tax and other advisors prior to investing, as neither we nor any of our officers, directors, or related parties are offering you tax or similar advice, nor are any such persons making any representations and warranties regarding such matters.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to remediate this material weakness or otherwise fail to establish and maintain effective control over financial reporting, it may adversely affect our ability to accurately and timely report our financial results and may adversely affect investor confidence and business operations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting in connection with the audited consolidated financial statements for the years ended April 30, 2025 and 2024. The material weaknesses identified relate to (i) insufficient full-time employees with the necessary levels of accounting expertise and knowledge to compile and analyze consolidated financial statements and related disclosures in accordance with U.S. GAAP and address complex accounting issues under U.S. GAAP; (ii) the lack of timely related party transaction monitoring and the failure to keep a related party list and keep records of related party transactions on a regular basis; (iii) the failure to keep an up-to-date perpetual inventory control system or timely perform company-wide inventory count at or near its fiscal year-end date. Specifically, maintaining records for inbound warehouse purchases or have specialized personnel to scan goods into the warehouse on a timely basis; (iv) the lack of adequate policies and procedures in control environment and control activities to ensure that the Company's policies and procedures have been carried out as planned; (v) information technology general control in the areas of: (1) Risk and Vulnerability Assessment; (2) Selection and Management/Monitoring of Critical Vendors; (3) System Development and Change Management; (4) Backup Management; (5) System Security & Access: Deficiency in the Area of Audit Trail Record Control, Password Management, Vulnerability Scanning or Penetration Testing; (6) Segregation of Duties, Privileged Access, and Monitoring Controls; and (7) System Monitoring and Incident Management; and (vi) accounting personnel have the ability in the accounting system to prepare, review, and post the same accounting journal entry.

Although we continue to remediate our material weakness, we may be unable to remediate it in a timely manner, or at all, and additional weaknesses in our disclosure controls and internal controls over financial reporting may be discovered in the future. Any failure to remediate the material weakness or otherwise develop or maintain effective controls or any difficulties encountered in their implementation or improvement could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to the maintenance requirements of Nasdaq. As a result, investors may lose confidence in our financial reporting and our stock price may decline as a result.

Additionally, when we cease to be an "emerging growth company" under the federal securities laws, our independent registered public accounting firm may be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective or if our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results and the market price of our securities may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal control over financial reporting.

However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could, in turn, result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our securities.

We are a "Controlled Company" within the meaning of the Nasdaq Stock Market Rules and, as a result, may, and intend to, rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are, and will remain, a "Controlled Company" as defined under the Nasdaq Stock Market Rules because, and as long as, our CEO, John Xu, holds more than 50% of the Company's voting power, he will exercise control over the management and affairs of the company and matters requiring stockholder approval, including the election of the Company's directors and the acquisition of us by a third party. For so long as we remain a controlled company under that definition, we are permitted, and intend, to elect to rely on certain exemptions from corporate governance rules, including:

- an exemption from the rule that a majority of our board of directors must be independent directors;

- an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

- an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements, including that a majority of the members of our board of directors may not be independent directors, and our nominating and corporate governance and compensation committees may not consist entirely of independent directors. Additionally, in the event that a third party were to seek to acquire us, there can be no guarantee, even if that third party's offer were considered beneficial, that such a transaction would be contemplated resulting in your ability to obtain a premium for your shares being limited.

The dual class structure of our common stock will have the effect of concentrating voting power with our CEO John Xu and his affiliates, which may depress the market value of the Class A common stock and will limit a stockholder or a new investor's ability to influence the outcome of important transactions, including a change in control.

While the economic rights of our common stock are the same, the Class A common stock has one (1) vote per share, while Class B common stock has ten (10) votes per share. As of April 30, 2025, our Class B common stockholders represent approximately 56.2% of our voting power. Given the 10:1 voting ratio, even a significant issuance of Class A common stock and/or a transaction involving Class A common stock as consideration, may not impact Mr. Xu's significant majority voting position in us.

We have enacted a dual class voting structure to ensure the continuity of voting control in us for the foreseeable future. As a result, for the foreseeable future, Mr. Xu and his affiliates will be able to control matters submitted to stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions.

Mr. Xu and his affiliates may have interests that differ from other stockholders and may vote their Class B common stock in a way with which other stockholders may disagree or which may be adverse to such other stockholders' interests. In addition, this concentrated control will have the effect of delaying, preventing or deterring a change in control of Maison, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of Maison, and might have a negative effect on the market price of shares of our Class A common stock.

We are an "emerging growth company" and the reduced disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.

We are an "emerging growth company" as defined in the JOBS Act. We may remain an emerging growth company until the fiscal year ended April 30, 2028. However, if our annual gross revenue hits $1.235 billion or our non-convertible debt issued within a three-year period or revenues exceeds $1 billion or the market value of the shares of our Class A common stock that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, we have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. As a result, potential investors may be less likely to invest in our securities.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk management and strategy

We rely on our information technology to operate our business. We have policies and processes designed to protect our information technology systems, some of which are managed by third parties, and resolve issues in a timely manner in the event of a cybersecurity threat or incident. We seek to mitigate cybersecurity risks through a combination of monitoring and detection activities, use of anti-malware applications, employee training, quality audits and communication and reporting structures, among other processes. We plan to engage a third-party consultant to assist us with designing controls and our cybersecurity risk management framework. We have not encountered cybersecurity threats or incidents that have had a material impact on our business.

Governance

Our Board of Directors, which also oversees our general risk management, has specific oversight responsibility for cybersecurity. The Board of Directors reviews and discusses with management our policies, practices and risks related to information security and cybersecurity. Our chief financial officer has primary responsibility for assessing, monitoring and managing cybersecurity risks. Our chief financial officer provides an update to the Board of Directors on any risks related to cybersecurity on a quarterly basis. Our incident response plan includes notifying the Board of Directors of any material threats or incidents that arise.

ITEM 2.   PROPERTIES

The Company leases its current executive office, which is located at 127 N. Garfield Avenue, Monterey Park, California 91732, which is also the location of the Maison Monterey Park store. All of our retail supermarkets lease operating space from various third parties with which we maintain long-term leases.

The list below details the information related to our leases:

Store Name	Location	Gross Sq. Ft.	Lease End Date (including all renewal options)
Good Fortune Supermarket of San Gabriel, LP	137 S. San Gabriel Blvd., San Gabriel, CA, 91776	25,638	11/30/2030
Good Fortune Supermarket of Monrovia, LP	935 W. Duarte Road, Monrovia, CA, 91016	25,320	8/31/2055
GF Supermarket of MP, Inc. (Acquisition on 6/30/2022)	127 N. Garfield Avenue, Monterey Park, CA 91732	31,716	5/1/2028
Lee Lee – Peoria Store	7575 W. Cactus Road, Peoria, AZ 85381	60,080	1/31/2044
Lee Lee – Chandler Store	2025 N. Dobson Road, Chandler, AZ 85224	52,224	2/8/2049
Lee Lee – Tucson Store	1990 Orange Grove Road, Tucson, AZ 85704	51,422	12/31/2050

We believe that our facilities are sufficient for our current needs and operations. For more information on the Company's leases, please refer to Note 13 — "*Leases*" in the notes to our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

ITEM 3.   LEGAL PROCEEDINGS

Information regarding our legal proceedings can be found in Note 18 — "*Commitments and Contingencies*" to the consolidated financial statements included in this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Class A common stock is listed on the Nasdaq Stock Market LLC under the trading symbol "MSS."

Stockholders

As of August 12, 2025, we had six stockholders of record of our Class A common stock.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends on our Class A common stock in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, cash flows, capital requirements, general business conditions, and other factors that our board of directors considers relevant.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the fiscal year ended April 30, 2025 other than those transactions previously reported to the SEC on our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Issuer Purchases of Equity Securities

The Company did not repurchase any of its outstanding shares of Class A common stock during the fourth quarter of the fiscal year ended April 30, 2025.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with those statements. You should read the following discussion in conjunction with our audited consolidated financial statements and related notes which are included elsewhere in this Annual Report on Form 10-K. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, but not limited to, those described under "Risk Factors", and included in other portions of this Annual Report on Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about us that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other Securities and Exchange Commission ("SEC") filings. References to "we,", "us," "our," "Maison" or the "Company" are to Maison Solutions Inc., except where the context requires otherwise.

Overview

We are a fast-growing, specialty grocery retailer offering traditional Asian food and merchandise to modern U.S. consumers, in particular to members of Asian-American communities. We are committed to providing Asian fresh produce, meat, seafood, and other daily necessities in a manner that caters to traditional Asian-American family values and cultural norms, while also accounting for the new and faster-paced lifestyle of younger generations and the diverse makeup of the communities in which we operate. To achieve this, we are developing a center-satellite stores network.

Since our formation in July 2019, we have acquired equity interests in four (4) traditional Asian supermarkets in Los Angeles, California. Since April 30, 2022, we have been operating these supermarkets as center stores. The center stores target traditional Asian-American, family-oriented customers with a variety of meat, fresh produce and other merchandise, while additionally stocking items which appeal to the broader community. We are operating these traditional Asian-American, family-oriented supermarkets with our management's deep cultural understanding of our consumers' unique consumption habits.

In addition to the traditional supermarkets, on December 31, 2021, we acquired a 10% equity interest in a new grocery store located in Alhambra, California, a young and active community (the "Alhambra Store") from Mrs. Grace Xu, the spouse of Mr. John Xu, our chief executive officer ("CEO"), Chairman and President. Our intention is to acquire the remaining 90% equity interest in the Alhambra Store and operate it as our first satellite store. The investment in the Alhambra Store is considered a related party transaction because Mrs. Xu is the spouse of Mr. Xu, our CEO, Chairman and President. Please refer to "Certain Relationships and Related Party Transactions" for further explanation.

In May 2021, the Company acquired 10% of the equity interests in Dai Cheong, a wholesale business which mainly supplies foods and groceries imported from Asia, which is owned by John Xu, our CEO, Chairman and President. We intend to acquire the controlling ownership of Dai Cheong. By adding Dai Cheong to our portfolio, we will take the first step toward creating a vertically integrated supply-retail structure. Having an importer as a part of our portfolio will allow us the opportunity to offer a wider variety of products and to reap the benefits of preferred wholesale pricing.

On June 27, 2023, we invested $1,440,000 for 40% equity interest in HKGF Market of Arcadia, LLC ("HKGF Arcadia"), a supermarket in the city of Arcadia, California, to further expand our footprint to new neighborhood. On December 6, 2023, we invested an additional $360,000 for another 10% equity interest in HKGF Arcadia. On February 1, 2024, the Company and JC Business Guys, Inc., the only other member of HKGF Arcadia ("JC Business Guys"), entered into a third amendment to the operating agreement of HKGF Arcadia to decrease our percentage equity interest in HKGF Arcadia to 49% and increase JC Business Guy's percentage equity interest to 51%.

On November 3, 2023, we incorporated a wholly-owned subsidiary, AZLL LLC ("AZLL"), in Arizona. On April 8, 2024, AZLL closed an acquisition transaction and purchased 100% of the equity interests in Lee Lee Oriental Supermart, Inc. ("Lee Lee") for an aggregate purchase price of approximately $22.2 million, consisting of: (i) $7.0 million in cash paid immediately at the closing of the transaction, and (ii) a senior secured promissory note (the "Secured Note") with an original principal amount of approximately $15.2 million pursuant to a senior secured note agreement dated April 8, 2024 and amended on October 21, 2024 (as amended, the "Senior Secured Note Agreement"). Lee Lee is a three-store supermarket chain operating in Arizona under the name Lee Lee International Supermarkets and specializing in ethnic groceries.

On June 7, 2025, Maison EL Monte, Inc. entered into a lease termination agreement the lessor, pursuant to the agreement, the lessee Maison El Monte agreed to pay the lessor a total sum of One Hundred Thousand Dollars ($100,000) as consideration for the lessor's agreement to terminate the lease and release the lessee from all obligations and liabilities under the lease, including, but not limited to, any outstanding rent. The Company closed Maison El Monte store accordingly. The strategic decision to close Maison El Monte store is part of the Company's ongoing commitment to improve its profitability and support sustainable growth.

Collaboration with JD.com

On April 19, 2021, JD E-commerce America Limited ("JD US"), the U.S. subsidiary of JD.com, and Maison entered into a Collaboration Agreement (the "Collaboration Agreement") pursuant to which JD.com will provide services to Maison focused on updating in store technology through the development of a new mobile app, the updating of new in-store technology, and revising store layouts to promote efficiency. The agreement included a consultancy and initialization fee of $220,000, 40% of which was payable within three (3) days of effectiveness and which has been paid, 40% of which is due within three (3) days of the completion and delivery of initialization services as outlined in the Collaboration Agreement, and the remaining 20% is payable within three (3) days of the completion and delivery of the implementation services, as outlined in the Collaboration Agreement. The Collaboration Agreement also included certain additional storage and implementation fees to be determined by the parties and royalty fees, following the commercial launch of the platform developed by JD.com, of 1.2% of gross merchandise value based on information generated by the platform. For each additional store requiring consultancy and initialization service, an additional $50,000 will be charged for preparing the feasibility plan for such additional store. The Collaboration Agreement has an initial term of 10 years and customary termination and indemnification provisions. Simultaneously with the effectiveness of the Collaboration Agreement, JD US and Maison entered into an Intellectual Property License Agreement (the "IP Agreement") outlining certain trademarks, logos and designs and other intellectual property rights used in connection with the retail supermarket operations outlined in the Collaboration Agreement, which includes an initial term of 10 years and customary termination provisions.

Key Factors that Affect Operating Results

Inflation

The inflation rate for the United States was 2.3% for the year ended April 30, 2025, 3.4% for the year ended April 30, 2024 according to Bureau of Labor Statistics. Inflation increased our purchase costs, occupancy costs, and payroll costs.

Operating Cost Increase After Initial Public Offering

We historically have operated our business as a private company. We completed our initial public offering on October 10, 2023. As a public company, we are subject to increased operating costs related to our listing on Nasdaq, including increased costs related to our compliance with Securities Act and Exchange Act periodic reporting, annual audit expenses, legal service expenses, and related consulting service expenses.

Competition

Food retail is a competitive industry. Our competition varies and includes national, regional, and local conventional supermarkets, national superstores, alternative food retailers, natural foods stores, smaller specialty stores, farmers' markets, supercenters, online retailers, mass or discount retailers and membership warehouse clubs. Our principal competitors include 99 Ranch Market and H-Mart for conventional supermarkets and Weee! for online groceries. Each of these stores competes with us based on product selection, product quality, customer service, price, store format, location, or a combination of these factors. In addition, some competitors are aggressively expanding their number of stores or their product offerings. Some of these competitors may have been in business longer, may have more experience operating multiple store locations, or may have greater financial or marketing resources than us.

As competition in certain areas intensifies or competitors open stores within proximity to our stores, our results of operations may be negatively impacted through a loss of sales, decrease in market share, reduction in margin from competitive price changes, or greater operating costs. In addition, other established food retailers could enter our markets, increasing competition for market share.

Payroll

As of April 30, 2025, we had approximately 378 employees including employees from our newly acquired subsidiary, Lee Lee, which is based in the State of Arizona. Our employees are not unionized nor, to our knowledge, are there any plans for them to unionize. We have never experienced a strike or significant work stoppage. We consider our employee relations to be good. Minimum wage rates in some states have recently increased.

For example, in California, the minimum wage was $15.50 per hour in 2023 and increased to $16.50 per hour starting from January 1, 2025; in Arizona, the minimum wage was $13.85 per hour in 2023, and increased to $14.35 per hour starting from January 1, 2024. Our payroll and payroll tax expenses were $15.0 million and $7.4 million for the years ended April 30, 2025 and 2024, respectively.

Vendor and Supply Management

Maison believes that a centralized and efficient vendor and supply management system is the key to profitability. Maison has major vendors, including Lawrence Wholesale, BRC International Inc, XHJC Holding Inc, K.C. Produce and GF Distribution, Inc. For the year ended April 30, 2025, these five suppliers accounted for 11%, 7%, 7%, 5%, and 4% of the Company's total purchases, respectively. For the year ended April 30, 2024, three suppliers accounted for 26%, 15% and 7% of the Company's total purchases, respectively. Maison believes that its centralized vendor management enhances its negotiating power and improves its ability to manage vendor payables.

Store Maintenance and Renovation

From time to time, Maison conducts maintenance on the fixtures and equipment for its stores. Any maintenance or renovations could interrupt the operation of our stores and result in a decline in customer volume. Significant maintenance or renovation would affect our operations and operating results. Meanwhile, improving the store environment can also attract more customers and lead to an increase in sales. Maison focused on improving and renovating our stores for the years ended April 30, 2025 and 2024. We spent $0.86 million (including $0.48 million for Lee Lee) for the year ended April 30, 2025 for repairs and maintenance and supermarket renovation, an increase of $0.66 million compared to $0.20 for the year ended April 30, 2024 mainly due to the acquisition of our new subsidiary Lee Lee.

Going Concern

As reflected in the accompanying consolidated financial statements for the year ended April 30, 2025, the Company had a net income of $1,169,273. However, the Company had an accumulated deficit of approximately $1.65 million and negative working capital of $9.82 million as of April 30, 2025. The Company also needs approximately $5.64 million cash to repay Lee Lee's acquisition price by May 2026, the acquisition was completed on April 8, 2024. The working capital requirements are affected by the efficiency of operations and depend on the Company's ability to increase its revenue. The Company plans to increase its revenue by strengthening its sales force, providing attractive sales incentive programs, recruiting experienced industry-related managerial personnel, increasing marketing and promotion activities, seeking suppliers with competitive price and good quality products, opening or acquiring additional specialty supermarkets in the locations that have less-competition. If deemed necessary, management could also seek to raise additional funds by way of admitting strategic investors, or private or public offerings, or by seeking to obtain loans from banks or others, to support the Company's daily operation. While management of the Company believes in the viability of its strategy to generate sufficient revenues and its ability to raise additional funds on reasonable terms and conditions, there can be no assurances to that effect. The ability of the Company to continue as a going concern depends upon the Company's ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds. There is no assurance that the Company will be able to obtain funds on commercially acceptable terms, if at all. There is also no assurance that the amount of funds the Company might raise will enable the Company to complete its initiatives or attain profitable operations. If the Company is unable to raise additional funding to meet its working capital needs in the future, it may be forced to delay, reduce or cease its operations.

Critical Accounting Policy

<u>**Related Parties**</u>

The Company identifies related parties, and accounts for, and discloses related party transactions in accordance with ASC Topic 850 "Related Party Disclosures" and other relevant ASC standards. Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company

and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates are used for, but not limited to, useful lives of property and equipment, commitments and contingencies, inventory reserve, allowance for estimated uncollectable accounts receivables and other receivables, impairment of long-lived assets, contract liabilities, and valuation of deferred tax assets. Given the global economic climate and additional or unforeseen effects from the COVID-19 pandemic, these estimates have become more challenging, and actual results could differ materially from these estimates.

Inventories

Inventories, consisting of products available for sale, are primarily accounted for using the first-in, first-out method, and are valued at the lower of cost and net realizable value. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. The Company records inventory shrinkage based on historical data and management's estimates and provided a reserve for inventory shrinkage for the fiscal years ended April 30, 2025 and 2024. The Company provided a reserve (reversal) for inventory shrinkage of $276,900 and $(5,961) for the years ended April 30, 2025 and 2024, respectively.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), from May 1, 2020 using the modified retrospective transition approach to all contracts that did not have an impact on the beginning retained earnings on May 1, 2020. The Group's revenue recognition policies effective on the adoption date of ASC Topic 606 are presented as below.

In accordance with ASC Topic 606, the Company's performance obligation is satisfied upon the transfer of goods to the customer, which occurs at the point of sale. Revenues are recorded net of discounts, sales taxes, and returns and allowances.

The Company sells Company gift cards to customers. There are no administrative fees on unused gift cards and the gift cards do not have an expiration date. Gift card sales are recorded as contract liability when sold and are recognized as revenue when either the gift card is redeemed or the likelihood of the gift card being redeemed is remote ("gift card breakage"). The Company's gift card breakage rate is based upon historical redemption patterns and it recognizes breakage revenue utilizing the redemption recognition method. The Company also offers discounts on the gift cards sold to its customers. The discounts are recorded as sales discount when gift card been redeemed.

The Company's contract liability related to gift cards was $701,929 and $965,696 as of April 30, 2025 and 2024, respectively.

Leases

The Company determines if an arrangement contains a lease at the inception of a contract under ASC Topic 842. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, ROU assets and liabilities are recognized at the commencement date based on the present value of any remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets include adjustments for accrued lease payments.

ROU assets also include any lease payments made prior to commencement and are recorded net of any lease incentives received. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. When determining whether a lease qualifies as a short-term lease, the Company evaluates the lease term and the purchase option. Hence, the Company does not recognize any operating lease ROU assets and operating lease liabilities for short-term leases.

The Company evaluates the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

The Company also subleases certain mini stores that are within the supermarket to other parties. The Company collects security deposits and rent from these sub-lease tenants. The rent income collected from sub-lease tenants recognized as rental income and deducted occupancy cost.

Recently Issued Accounting Pronouncements

Please refer to Note 2 — "*Summary of significant accounting policies*" for details.

How to Assess Our Performance

In assessing performance, management considers a variety of performance and financial measures, including principal growth in net revenue, gross profit and selling, and general and administrative expenses. The key measures that we use to evaluate the performance of our business are set forth below.

Net Revenue

Our net revenues comprise gross revenues net of returns and discounts. We do not record sales taxes as a component of retail revenues as it is considered a pass-through conduit for collecting and remitting sales taxes.

Gross Profit

We calculate gross profit as net revenues less cost of revenues and occupancy costs. Gross margin represents gross profit as a percentage of net revenues. Occupancy costs include store rental costs. The components of our cost of revenues and occupancy costs may not be identical to those of our competitors. As a result, our gross profit and gross margin may not be comparable to similar data made available by our competitors.

Cost of revenue includes the purchase price of consumer products, inbound and outbound shipping costs, including costs related to our sorting and delivery center, and where we are the transportation service provider. Shipping costs to receive products from our suppliers are included in our inventory and recognized in cost of revenues upon sale of products to our customers.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses primarily consist of retail operational expenses, administrative salaries and benefits costs, marketing costs, advertising costs, and corporate overhead.

Selling expenses mainly consist of advertising costs, promotion expenses, and payroll and related expenses for personnel engaged in selling and marketing activities.

General and administrative expenses primarily consist of costs for corporate functions, including payroll and related expenses; facilities and equipment expenses, such as depreciation and amortization expense and rent; and professional fees and litigation costs.

Results of Operations for the Years Ended April 30, 2025 and 2024

	Years Ended April 30,			
	2025	**2024**	**Change**	**Percentage Change increase (decrease)**
Net revenues	$ 124,217,480	$ 58,043,161	$ 66,174,319	114.0%
Cost of revenues	97,874,929	46,422,064	51,452,865	110.8%
Gross profit.	26,342,551	11,621,097	14,721,454	126.7%
Operating expenses				
Selling expenses	19,718,836	10,155,828	9,563,008	94.2%
General and administrative expenses	7,888,721	4,169,275	3,719,446	89.2%
Total operating expenses.	27,607,557	14,325,103	13,282,454	92.7%
Loss from operations.	(1,265,006)	(2,704,006)	1,439,000	53.2%
Other income (expenses), net	3,527,799	(118,201)	3,646,000	3,084.6%
Interest expense, net	(1,167,895)	(124,260)	1,043,635	839.9%
Income (loss) before income taxes	1,094,898	(2,946,467)	4,041,365	137.2%
Income tax provisions.	173,989	440,562	(266,573)	(60.5)%
Net income (loss) before noncontrolling interests	920,909	(3,387,029)	4,307,938	127.2%
Net loss attributable to noncontrolling interests.	(248,364)	(46,823)	(201,541)	(430.4)%
Net income (loss) attributable to Maison Solutions Inc.	$ 1,169,273	$ (3,340,206)	$ 4,509,479	135.0%

Revenues

	Years Ended April 30,			
	2025	**2024**	**Change**	**Percentage Change**
Perishables.	$ 63,789,150	$ 31,358,590	$ 32,430,560	103.4%
Non-perishables	60,428,330	26,684,571	33,743,759	126.5%
Net revenue	$ 124,217,480	$ 58,043,161	$ 66,174,319	114.0%

Our net revenues were approximately $124.2 million for the year ended April 30, 2025, an increase of approximately $66.2 million or 114.0%, from approximately $58.0 million for the year ended April 30, 2024. The increase in net revenues was driven by the inclusion of revenues from our newly acquired subsidiary, Lee Lee (acquired in April 2024), of $78.2 million, which was partly offset by decreased sales of Maison Monterey Park by $2.3 million, decreased sales of Maison San Gabriel by $2.9 million, decreased sales of Maison Monrovia by $1.5 million and decreased sales of Maison El Monte by $0.6 million, as compared to the year ended April 30, 2024. Our four California-based supermarkets contributed $46.1 million in revenue during the year ended April 30, 2025, a decrease of approximately $7.3 million, as compared to the year ended April 30, 2024. The $7.3 million decrease was mainly due to high competition from nearby Asian supermarkets as there are too many supermarkets including Asia supermarkets in the surrounding area of our stores.

Cost of Revenues

	Years Ended April 30,			
	2025	**2024**	**Change**	**Percentage Change**
Total cost of revenues	$ 97,874,929	$ 46,422,064	$ 51,452,865	110.8%

Cost of revenues includes cost of supermarket product sales and occupancy costs, which are store rent expense, depreciation for store property and equipment, inventory shrinkage costs and store supplies. The depreciation expense comes from machinery & equipment, such as refrigerators, water heaters, forklifts, and freezers and furniture & fixtures, such as metal shelves, shopping carts, and LED lights. Shrinkage costs are different for different types of products. For example, fruits and vegetables have a high allowance rate during the receiving and display process. The seafood and meat departments have a low allowance rate because the non-fresh products can freeze and sell for the same price or even higher price after being cut. The cost of revenues increased by $51.5 million, from $46.4 million for the year ended April 30, 2024, to approximately $97.9 million for the year ended April 30, 2025. The increase in cost of revenues was mainly from our newly acquired subsidiary, Lee Lee (acquired in April 2024), by $60.9 million, which was partly offset by decreased cost of revenues from our four California-based supermarkets by $5.8 million.

Gross Profit and Gross Margin

| | Nine Months Ended January 31, | | | |
	2025	2024	Change	Percentage Change
Gross Profit.	$ 26,342,551	$ 11,621,097	$ 14,721,454	126.7%
Gross Margin.	21.3%	20.0%	—	1.3%

Gross profit was approximately $26.3 million and $11.6 million for the years ended April 30, 2025 and 2024, respectively. Gross margin was 21.3% and 20.0% for the year ended April 30, 2025 and 2024, respectively. Our supermarkets' sales profit margins increased by 1.3% for the year ended April 30, 2025 compared to the year ended April 30, 2024. The increase in our gross profit was mainly due to the higher gross profit from our new acquired subsidiary Lee Lee.

Total Operating Expenses

| | Years Ended April 30, | | | |
	2025	2024	Change	Percentage Change
Selling Expenses	$ 19,718,836	$ 10,155,828	$ 9,563,008	94.2%
General and Administrative Expenses	7,888,721	4,169,275	3,719,446	89.2%
Total Operating Expenses	$ 27,607,557	$ 14,325,103	$ 13,282,454	92.7%
Percentage of revenue	22.3%	24.7%		(2.3)%

Total operating expenses were approximately $27.6 million for the year ended April 30, 2025, an increase of approximately $13.3 million, compared to approximately $14.3 million for the year ended April 30, 2024. Total operating expenses as a percentage of revenues were 22.3% and 24.7% for the years ended April 30, 2025 and 2024, respectively. The increase in operating expenses was primarily attributable to the increase in selling expenses, which included the increase in payroll expense, utility expense, and merchant service charges as result of the acquisition of Lee Lee. Payroll expense increased by $7.6 million in the year ended April 30, 2025, as compared to the year ended April 30, 2024 due to the increase of hourly rate and increased number of employees due to the acquisition of Lee Lee. Utility expenses increased by $0.9 million in the year ended April 30, 2025, as compared to the year ended April 30, 2024. Merchant service charges increased by $1.1 million in the year ended April 30, 2025, as compared to the year ended April 30, 2024 due to increased sales from Lee Lee as describe above.

The increase in general and administrative expenses during the year ended April 30, 2025 was primarily due to increased office expenses of approximately $554,386, increased professional fees by $1.2 million, increased amortization expense by $390,681 due to the new trademark acquired through the acquisition of Lee Lee, increased insurance expense by $403,442, increased repair and maintenance expense by $648,967, and increased office expenses and supplies by $582,033.

Other Income (Expenses), Net

Other income were $3,527,799 for the year ended April 30, 2025 compared to other expense of $118,201 for the year ended April 30, 2024. For the year ended April 30, 2025, other income mainly consisted of 1) $2,600,000 income from sale of software license of two software systems (the smart shelf display and store design software and the supply chain management software) to four licensees for granting them the perpetual, non-exclusive and non-transferable license to utilize both software systems, 2) change in fair value of derivative liability of $801,988, 3) consulting income of $450,000 for providing other non-related supermarkets the comprehensive consulting services aiming at enhancing operational efficiency, optimizing resource allocation, and supporting overall business growth, and 4) other income of $191,551, other income was partly offset by investment loss of $515,740 ($474,965 investment loss from HKGF Arcadia and $40,775 from Alhambra Store). For the year ended April 30, 2024, other expenses mainly consisted of investment loss from equity method investment of $538,542, which was partly offset by $383,161 employee retention credit ("ERC") received in 2024 and other income of $37,180.

Interest Income (Expense), Net

Interest expense was $1,167,895 for the year ended April 30, 2025, an increase of $1,043,635 from $124,260 for the year ended April 30, 2024. For the year ended April 30, 2025, the interest expense was for the SBA loans and note payable arising from the acquisition of Lee Lee. For the year ended April 30, 2024, the interest expense was for the SBA loans and the AFNB loans. The AFNB loans were repaid in full as of April 30, 2024.

Income Taxes Provisions

Income tax expense was $173,989 for the year ended April 30, 2025, a decrease of $266,573 from income taxes expense of $440,562 for the year ended April 30, 2024. The decrease in income tax expense was mainly due to the net loss from Maison parent company, decreased taxable income for Maison Monterey Park supermarket, and increased taxable loss for our other three California-based supermarkets.

Net Income (Loss)

Net income attributable to the Company was $1,169,273 for the year ended April 30, 2025, an increase of $4,509,479, or 135.0%, from a $3,340,206 net loss attributable to the Company for the year ended April 30, 2024. This was mainly attributable to the reasons discussed above, which included an increase in gross profit by $14,721,454 mainly from Lee Lee store, and increased other income by $3,623,198, which was partly offset by increased interest expenses by $1,043,635, and increased operating expenses by $13,282,454.

Liquidity and Capital Resources

Cash Flows for the Year Ended April 30, 2025 Compared to the Year Ended April 30, 2024

As of April 30, 2025, we had cash and cash equivalents of approximately $775,360. We had net income attributable to us of $1,169,273 for the year ended April 30, 2025, and had a working capital deficit of approximately $9.82 million as of April 30, 2025. As of April 30, 2025, the Company had outstanding loan facilities of approximately $2.62 million SBA loans, $5.64 million secured senior note payable due to the acquisition of Lee Lee, and $3.00 million convertible note payable.

In assessing its liquidity, management monitors and analyzes the Company's cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. We have funded our working capital, operations and other capital requirements in the past primarily by equity contributions from shareholders, cash flow from operations, government grants, and bank loans. Cash is required to pay purchase costs for inventory, rental expenses, salaries, income taxes, other operating expenses and to repay debts. Our ability to repay our current expenses and obligations will depend on the future realization of our current assets. Management has considered the historical experience, the economy, trends in the retail grocery industry, the expected collectability of our accounts receivable and the realization of the inventories as of April 30, 2025 and 2024. Our ability to continue to fund these items may be affected by general economic, competitive, and other factors, many of which are outside of our control.

On October 4, 2023, we entered into an Underwriting Agreement with Joseph Stone Capital, LLC in connection with the Company's initial public offering (the "IPO") of 2,500,000 shares of Class A common stock, par value $0.0001, at a price of $4.00 per share, less underwriting discounts and commissions. The IPO closed on October 10, 2023, and the Company received net proceeds of approximately $8.72 million, after deducting underwriting discounts and commissions and estimated IPO offering expenses payable by the Company.

On November 22, 2023, we entered into certain securities purchase agreements (the "Securities Purchase Agreements") with certain investors (the "PIPE Investors"). Pursuant to the Securities Purchase Agreements, we sold an aggregate of 1,190,476 shares of the Company's Class A common stock, par value $0.0001 per share, to the PIPE Investors at a per share purchase price of $4.20 (the "PIPE Offering"). The PIPE Offering closed on November 22, 2023. We received net proceeds of approximately $4.60 million, after deducting investment banker's discounts and commissions and offering expenses payable by the Company.

We plan to acquire and open additional supermarkets, satellite stores and warehouses to expand our footprint to both the West Coast and the East Coast. To accomplish such expansion plan, we estimate the total related capital investment and expenditures to be approximately $35 million to $40 million, among which approximately $13 million to $16 million will be required within the next 12 months to support our preparation and opening of new stores and acquiring additional supermarkets on the East Coast and additional regions near California. This is based on the management's best estimate as of the date of this Report.

We used part of the proceeds from our IPO to support our business expansion described above. We may also seek additional financing, to the extent needed, and there can be no assurance that such financing will be available on favorable terms, or at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed the Company's amounts of cash on hand, the Company may also seek to issue additional debt or obtain financial support from shareholders.

All of our business expansion endeavors involve risks and will require significant management, human resources, and capital expenditures. There is no assurance that the investment to be made by us as contemplated under our future expansion plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected.

The following table summarizes our cash flow data for the years ended April 30, 2025 and 2024.

| | Years Ended April 30, | |
	2025	2024 (Restate)
Net cash provided by (used in) operating activities	$ 4,756,130	$ (3,503,146)
Net cash used in investing activities	(237,355)	(10,132,834)
Net cash (used in) provided by financing activities	(5,818,814)	13,140,512
Net change in cash and restricted cash	$ (1,300,039)	$ (495,468)

Operating Activities

Net cash provided by operating activities was approximately $4.8 million for the year ended April 30, 2025, which mainly comprised of net income of $920,909, add-back of non-cash adjustments to net income including depreciation and amortization expense of $1,035,485, inventory impairment of $276,900, bad debt expense of $29,493, amortization of OID and debt issuance cost of $55,417, and investment loss from 49% equity investee HKGF Arcadia store of $474,964 and investment loss from 10% cost investee HKGF Alhambra store of $40,775. In addition, for the year ended April 30, 2025, we had cash inflow from (i) decrease to other receivables and other current assets of $545,843, (ii) decrease to prepayments of $824,229, (iii) decrease of inventories of $770,431, (iv) increased outstanding accounts payable of $2,657,601 (including accounts payable from related parties of $65,767), (v) increased outstanding income tax payable of $218,890, (vi) increased operating lease liabilities of $513,802, and (vii) increased accrued expenses and other payables of $138,581.

However, our net cash provided by operating activities for the year ended April 30, 2025 was impacted by deducting non-cash adjustments from net income including change in fair value of derivative liability of $801,988 and change in deferred taxes by $88,346. In addition, for the year ended April 30, 2025, we had cash outflow from i) increased outstanding accounts receivable of $2,546,650, ii) increased accounts receivable from related parties of $42,753, and iii) increased payment for contract liabilities of $263,768.

Net cash used in operating activities was approximately $3.5 million for the year ended April 30, 2024, which mainly comprised of net loss of $3,387,029, add-back of non-cash adjustment to net loss including depreciation expense of $461,868, and investment loss from 49% equity investee HKGF Arcadia store of $538,542. In addition, for the year ended April 30, 2024, we had cash outflow from i) increased outstanding accounts receivable from related parties of $271,461, ii) increased prepayment to vendors of $1,716,468, iii) increased outstanding other receivables and other current assets of $474,943, iv) increased cash outflow on security deposit of $488,717, v) payment for accounts payable of $59,633, and vi) payment of income tax payable of $518,516.

However, our net cash used in operating activities for the year ended April 30, 2024 was partly offset by deducting non-cash adjustments from net loss for reversal of bad debt of $60,000 and reversal of inventory impairment of $5,961. In addition, for the year ended April 30, 2024, we had cash inflow from i) payment collected from accounts receivable of $203,481, ii) decrease of inventories of $914,356, iii) an increase of accounts payable to related parties of $106,725, iv) an increase of accrued expenses and other payables of $342,592, v) an increase of contract liabilities of $503,326, and vi) an increase of operating lease liabilities of $400,913.

Investing Activities

Net cash used in investing activities was $237,355 for the year ended April 30, 2025, which mainly consisted of store renovation and purchase of equipment of $175,355 and investment into HKGF Market of Arcadia, LLC of $62,000.

Net cash used in investing activities was approximately $10,132,834 for the year ended April 30, 2024, which mainly consisted of store renovation and purchase of equipment of $382,132, payment of intangible assets of $2,950,000, payment for investment into TMA Liquor Inc of $75,000, payment for 49% investment into Good Fortune Arcadia supermarket of $1,800,000, and payment for acquisition of subsidiary Lee Lee of $7,000,000, which was partly offset by cash acquired from acquisition of Lee-Lee of $2,074,298.

Financing Activities

Net cash used in financing activities was approximately $5,818,814 for the year ended April 30, 2025, which mainly consisted of repayment for a note payable arising from the acquisition of Lee Lee of $9,484,005, which was partially offset by increase of bank overdraft of $1,349,202 and proceeds from a convertible note of $2,335,000.

Net cash provided by financing activities was approximately $13,140,512 for the year ended April 30, 2024, which mainly consisted of net proceeds from issuance of common stock of approximately $13,313,892, bank overdraft of $97,445 and borrowing from related parties $250,000, which was partially offset by repayment on loans payable of $370,825 million, and repayment for a note payable of $150,000.

Debt

U.S. Small Business Administration (the "SBA")

On June 15, 2020, Maison Monrovia entered into a $150,000 Business Loan Agreement with the SBA at 3.75% annual interest rate and the maturity date on June 15, 2050.

On June 15, 2020, Maison San Gabriel entered into a $150,000 Business Loan Agreement with the SBA at 3.75% annual interest rate and the maturity date on June 15, 2050. On January 12, 2022, Maison San Gabriel received an extra $1,850,000 loan from the SBA at 3.75% annual interest rate and the maturity date on June 15, 2050.

On June 15, 2020, Maison El Monte entered into a $150,000 Business Loan Agreement with the SBA at 3.75% annual interest rate and the maturity date on June 15, 2050. On January 6, 2022, Maison El Monte received an extra $350,000 loan from the SBA at 3.75% annual interest rate and the maturity date on June 15, 2050.

As of April 30, 2025 and 2024, the Company's aggregate balance on the three SBA loans was $2,616,050 and $2,561,299, respectively.

Senior Secured Note Payable

On April 8, 2024, AZLL closed an acquisition transaction and purchased 100% of the equity interests in Lee Lee for an aggregate purchase price of approximately $22.2 million, consisting of: (i) $7.0 million in cash paid immediately at the closing of the transaction, and (ii) the Secured Note with an original principal amount of approximately $15.2 million pursuant to the Senior Secured Note Agreement.

Under the Senior Secured Note Agreement, the Secured Note will accrue interest on the outstanding principal amount at an annual interest rate of five percent (5%). The payment schedule of the principal amount of the Secured Note is as follows: (i) $2.5 million due and immediately payable on each of May 8, 2024 and June 8, 2024; (ii) $1.5 million due and immediately payable on each of September 8, 2024, October 8, 2024 and November 8, 2024; (iii) $1.0 million due and immediately payable on December 8, 2024; and (iv) approximately $4.7 million due and immediately payable on February 8, 2025. Additionally, pursuant to the terms and conditions of the Senior Secured Note Agreement, the principal amount may be adjusted to include certain Premium Guarantees (as defined in the Senior Secured Note Agreement) if certain conditions, as set forth in the Senior Secured Note Agreement and the Stock Purchase Agreement, are not met.

Upon an "Event of Default" under the Senior Secured Note Agreement, the holders of the Secured Note will have certain rights, including the right to (i) declare all of the Obligations, as defined in the Senior Secured Note Agreement to be immediately due and payable, and (ii) resume daily operational control of Lee Lee's operations until such time as the Obligations, as defined in the Senior Secured Note Agreement, have been satisfied. Additionally, if an "Event of Default" occurs, the outstanding principal amount will bear interest at the simple interest rate of 10 percent (10%) per annum, from the date of such Event of Default until all such sum are fully paid.

On June 10, 2024, Lee Lee filed a Statement of Conversion with the Arizona Corporation Commission (the "ACC") converting Lee Lee Oriental Supermart, Inc. into Lee Lee Oriental Supermart, LLC, an Arizona limited liability company (the "Conversion"). Following the Conversion, AZLL filed a Statement of Merger with the ACC, pursuant to which Lee Lee merged into AZLL, effective August 28, 2024 (the "Merger"). On September 9, 2024, AZLL filed a Statement of Division with the ACC resulting in the restoration of both Lee Lee and AZLL as separate legal entities (the "Division"). The Conversion, the Merger and the Division are herein referred to collectively as the "Lee Lee Reorganization."

On October 21, 2024, Lee Lee, AZLL, the Company and the Holders entered into the First Amendment to Senior Secured Note Agreement (the "First Amendment"), which amends that certain Senior Secured Note Agreement, dated as of April 8, 2024.Among other things, the First Amendment amends the Secured Note to (i) reflect the Lee Lee Reorganization, (ii) modify certain cure periods pursuant to an "Event of Default" under the Secured Note, and (iii) include certain covenants and representations with respect to the Lee Lee Reorganization. Additionally, pursuant to the First Amendment, Lee Lee, AZLL and the Company irrevocably waive and forfeit any and all defenses, causes or remedies which may have arisen or may arise as a result of the Lee Lee Reorganization in relation to any action or enforcement of any rights, remedies or provisions of the Secured Note, the Security Agreement and/or otherwise at law taken by the Holders.

On October 21, 2024, following the execution of the First Amendment, Lee Lee, AZLL and the Holders entered into the Second Amendment to the Senior Secured Note Agreement (the "Second Amendment"). Among other things, the Second Amendment: (i) increases the annual interest rate on the outstanding Principal Amount, effective as of October 8, 2024, to ten percent (10%); (ii) amends the payment schedule of the principal and interest amounts to be due every Monday of each week starting on October 14, 2024, as set forth in Exhibit A of the Second Amendment; (iii) amends the definition of "Events of Default"; and (iv) increases the Default Rate to fourteen percent (14%) per annum. Additionally, pursuant to the Second Amendment, upon execution of the Second Amendment, the Company paid a restructuring fee of $40,000 to the Holders.

On March 12, 2025, we entered into a note modification agreement dated March 12, 2025 (the "Modification Agreement") with AZLL, Lee Lee, Holders of the Secured Note, John Xu and Grace Xu (together with the Company, the "Parties") to modify certain terms of the Note, Security Agreement and Guarantees. Pursuant to the Modification Agreement, the Parties agreed to revise the payment schedule of the Note and extend the maturity date of the Note to May 11, 2026 (the "Extended Maturity Date"). The Modification Agreement also provides for an additional extension fee interest to accrue on the outstanding principal balance of the Note as of January 15, 2025 at an annual rate of eight percent (8%), which shall become payable and immediately due on the earliest of (i) the Extended Maturity Date or (ii) immediately upon the occurrence of any "Event of Default" under any of the Loan Documents or the Modification Agreement, as such term is defined under the applicable Loan Document. Furthermore, the Modification Agreement includes additional "Events of Default" and remedies under the Loan Documents, and additional covenants of the Company, among other things. The Modification Agreement increases the annual interest rate on the outstanding Principal Amount, effective as of February 24, 2024, to twelve percent (12%). Additionally, the amount of each Guaranty Premium shall be added to the outstanding Principal Amount of the Note as of the date Issuer's liability for payment of the Guaranty Premium becomes fixed and shall accrue interest at the rate set forth in the Note until paid in full. The Modification stated that no new debt or encumbrances without holders' approval. Absent Holders' prior, express written authorization, Issuer shall not: (i) pay or incur any indebtedness outside the ordinary course of business; or (b) grant, permit or suffer the attachment of any liens or security interests in or to any Collateral; or (c) enter into any single or series of contracts, agreements or commitments requiring cumulative payments in excess of $10,000.00. Moreover, pursuant to the Modification Agreement, issuer shall not make any distributions to Parent, Grantor, Guarantors or any other related party, company or entity related to the Parent, Grantor or Guarantors through any direct or indirect ownership or control or any other financial arrangement (together, the "Related Parties"). Upon execution of the Modification Agreement, the Company paid the Holders a $35,000 documentation fee pursuant to the terms of the Modification Agreement.

As of April 30, 2025, the Company had an outstanding note payable of $5,642,060 to the sellers of Lee Lee. The Company is required to repay the full amount before May 11, 2026.

On April 8, 2024, in connection with the execution of the Senior Secured Note Agreement, and pursuant to the Stock Purchase Agreement, AZLL entered into a guarantee (the "AZLL Guarantee") to and for the benefit of the Sellers, pursuant to which AZLL unconditionally guarantees the payment by Lee Lee of the principal amount of the Secured Note, as adjusted pursuant to the Secured Note and the faithful and prompt performance by Lee Lee of the conditions and covenants of the Secured Note.

Also on April 8, 2024, in connection with the execution of the Senior Secured Note Agreement, and pursuant to the Stock Purchase Agreement, John Jun Xu, Chairman, Chief Executive Officer and controlling stockholder of the Company, and Grace Xu, spouse of John Jun Xu (together with John Jun Xu, the "Xu Guarantors"), entered into a guarantee (the "Xu Guarantee" and, together with the AZLL Guarantee, the "Guarantees") to and for the benefit of the Sellers, pursuant to which the Xu Guarantors unconditionally guarantee the payment by Lee Lee of the principal amount of the Secured Note, as adjusted pursuant to the Secured Note and the faithful and prompt performance by Lee Lee of the conditions and covenants of the Secured Note.

On October 21, 2024, AZLL entered into a First Amendment to Guarantee of Note (the "AZLL Guarantee Amendment"), which amends the AZLL Guarantee to reflect the Lee Lee Reorganization. Additionally, pursuant to the AZLL Guarantee Amendment, AZLL irrevocably waives any and all defenses, causes or remedies which may have arisen or may arise as a result of the Lee Lee Reorganization in relation to any action or enforcement of any rights, remedies or provisions of the AZLL Guarantee, the Secured Note, the Security Agreement and/or otherwise at law taken by the Holders.

On October 21, 2024, the Xu Guarantors entered into a First Amendment to Guarantee of Note (the "Xu Guarantee Amendment" and, together with the AZLL Guarantee Amendment, the "Guarantee Amendments"), which amends the Xu Guarantee to reflect the Lee Lee Reorganization. Additionally, pursuant to the Xu Guarantee Amendment, the Xu Guarantors irrevocably waive any and all defenses, causes or remedies which may have arisen or may arise as a result of the Lee Lee Reorganization in relation to any action or enforcement of any rights, remedies or provisions of the Xu Guarantee, the Secured Note, the Security Agreement and/or otherwise at law taken by the Holders.

Convertible Note Payable

On March 12, 2025, we entered into a securities purchase agreement (the "Purchase Agreement") with an institutional investor (the "Investor" or "Holder"), pursuant to which we agreed to issue and sell (i) a senior unsecured convertible promissory note in the aggregate original principal amount of $3,000,000 with an original issue discount of eight and a half percent (8.5%) (the "Initial Note"), convertible into shares (the "Conversion Shares") of Class A common stock, $0.0001 par value per share of the Company (the "Common Stock"), and (ii) a note purchase warrant (the "Incremental Warrant"), exercisable for one or more senior unsecured convertible promissory notes in the aggregate original principal amount of up to $6,500,000 with an original issue discount of eight and a half percent (8.5%) and substantially in the form of the Initial Note (each an "Additional Note" and collectively, the "Additional Notes" and together with the Initial Note, the "Notes"). On March 12, 2025 (the "Closing Date"), we issued and sold to the Investor the Initial Note for a purchase price of $2,745,000, representing an original issue discount of eight and a half percent (8.5%), which matures on March 12, 2027, and the Incremental Warrant, which expires on March 12, 2028. The Initial Note bears interest at a rate to 5.25% per annum and may increase to a rate of 18.00% per annum upon the occurrence of an Event of Default (as defined in the Initial Note), for so long as such event remains uncured. Accrued interest will be paid on a monthly basis and, at the Company's option, will either be paid in cash or paid-in-kind in shares of Common Stock, subject to certain terms and conditions as set forth in the Initial Note.

The Note Holder may exercise the Incremental Warrant, in whole or in part, in increments of up to $1,500,000, but subject to a minimum increment of $250,000, at any time prior to March 12, 2028. The Incremental Warrant also provides that the Company may request that the Holder exercise the Incremental Warrant if certain terms and conditions are satisfied as set forth in the Incremental Warrant. The aggregate exercise price to purchase the maximum aggregate principal amount of Additional Notes issuable under the Incremental Warrant is $5,947,500, which gives effect to an original issue discount of eight and a half percent (8.5%) for each such Additional Note issued upon the exercise of the Incremental Warrant. The Note Holder is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the ninetieth (90) Trading Day following the effective date of the initial Registration Statement (the "Initial Exercise Date") and on or prior to 5:00 p.m. (New York City time) on March 12, 2028 (the "Termination Date") but not thereafter, to subscribe for and purchase from Maison. The incremental warrant is contingent for exercise upon effectiveness of the initial registration statement, as of April 30, 2025, the initial registration statement was not effective yet and is under SEC review, however, the Company expects it will meet the registration effectiveness deadline described below.

On March 12, 2025, the Company also entered into a registration rights agreement (the "Registration Rights Agreement") with the Investor pursuant to which the Company agreed to register the resale of the Conversion Shares issued or issuable upon conversion of the Initial Note and any Additional Notes. The Registration Rights Agreement requires, among other things, the Company to file an initial resale registration statement covering the Conversion Shares with the SEC within 30 calendar days after the Closing Date. The Company is obligated to use its best efforts to have the registration statement declared effective by the SEC as soon as practicable, but in no event later than the 60th calendar day following the Closing Date (the "Effectiveness Deadline"). However, in the event the Company is notified by SEC that the registration statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline will be accelerated to the fifth business day following the date on which the Company is so notified if such date precedes the initial Effectiveness Deadline. In the event the registration statement is subject to a full SEC review, or the Company is required to update the financial statements therein, which causes the registration statement not to be declared effective by the Effectiveness Deadline, the Effectiveness Deadline will automatically be deemed to be extended for so long as necessary, provided that the Company is using its best efforts to promptly respond to and satisfy the requests of the SEC. During any such period, the Company will not be in default of satisfying the Effectiveness Deadline.

Commitments and Contractual Obligations

The following table presents the Company's material contractual obligations as of January 31, 2025:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	Thereafter
Senior secured note payable	$ 5,642,060	$ 4,887,094	$ 754,966	$ —	$ —
SBA loans	2,616,050	62,212	124,424	124,424	2,304,990
Convertible note payable.	3,000,000	—	3,000,000	—	—
Operating lease obligations and others *	38,648,721	3,471,193	7,009,955	5,431,238	22,736,335
	$ 49,906,831	$ 8,420,499	$ 10,889,345	$ 5,555,662	$ 25,041,325

---

* exclude the lease of Maison El Monte as a result of the lease early termination on June 7, 2025

Contingencies

The Company is otherwise periodically involved in various legal proceedings that are incidental to the conduct of its business, including, but not limited to, employment discrimination claims, customer injury claims, and investigations. When the potential liability from a matter can be estimated and the loss is considered probable, the Company records the estimated loss. Due to uncertainties related to the resolution of lawsuits, investigations, and claims, the ultimate outcome may differ from the estimates. Although the Company cannot predict with certainty the ultimate resolution of any lawsuits, investigations, and claims asserted against it, management does not believe any currently pending legal proceeding to which the Company is a party will have a material adverse effect on its financial statements. Additional information regarding our legal proceedings can be found in Note 18 — "*Commitments and Contingencies*" to the consolidated financial Statements included in this Annual Report on Form 10-K and is incorporated herein by reference.

On January 2, 2024, the Company and our executive officers and directors, as well as Joseph Stone Capital LLC, and AC Sunshine Securities LLC, the underwriters in the Company's initial public offering (together, the "Defendants"), were named in a class action complaint filed in the Supreme Court of the State of New York alleging violations of Sections 11 and 15 of the Securities Act of 1933, as amended (*Ilsan Kim v. Maison Solutions Inc., et. al*, Index No. 150024/2024). As relief, the plaintiffs are seeking, among other things, compensatory damages. On or about April 17, 2024, the parties agreed to stay the action in favor of the Rick Green matter described immediately below.

On January 4, 2024, the Defendants were named in a class action complaint filed in the United States District Court for the Central District of California alleging violations of Sections 11 and 15 of the Securities Act of 1933, as amended, as well as violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (*Rick Green and Evgenia Nikitina v. Maison Solutions Inc., et. al*., Case No. 2:24-cv-00063). As relief, the plaintiffs are seeking, among other things, compensatory damages.

The Company and Defendants believe the allegations in both complaints are without merit and intend to defend each suit vigorously. It is reasonably possible that a loss may be incurred; however, the possible range of losses is not reasonably estimable given the pending status of the cases.

On April 9, 2024, a shareholder derivative action was brought by Shah Azad derivatively on behalf of the Company against John Xu, Tao Han, Alexandria Lopez, Bin Wang, Mark Willis, and Xiaoxia Zhang, and the Company itself as a nominal defendant. The complaint was filed in the United States District Court for the Central District of California, Case No. 2:24-cv-02897. On April 12, 2024, another derivative complaint was filed by Arnab Baral in the United States District Court Central District of California, Case No. 2:24-cv-03018. The two cases have since been consolidated, with the *Azad* case taking the lead. The lawsuits allege breaches of fiduciary duty, abuse of control, unjust enrichment, gross mismanagement, waste of corporate assets, and contribution under Section 11(f) of the Securities Act and Section 21D of the Exchange Act. The claims arise from the allegations underlying the class action securities lawsuits. On July 19, 2024, the Court ordered the Azad case stayed until a motion to dismiss is heard in the class action securities action. The Company is not able to make a reasonable estimate about the amount of contingent loss of these cases at current stage.

On September 8, 2023, a complaint was filed by former employee against Maison San Gabriel for wrongful termination and labor law violation. Maison San Gabriel filed a general denial in November 2023. Status conference is scheduled for July 1, 2025, and final status conference is scheduled for February 26, 2026. Trial is scheduled for March 9, 2026. In the complaint, the plaintiff's counsel asked for a range of $300,000 to $3,000,000. On August 4, 2025, both parties reached a confidential settlement agreement and release, the Company agreed to pay $25,000 to plaintiff in exchange for plaintiff's release of all claims.

On September 3, 2024, a claim was filed against Maison El Monte alleging violations of the Unruh Civil Rights Act and the California Disabled Persons Act for building not having adequate access for disabilities. The case Management Conference is scheduled for January 30, 2025. On April 8, 2025, both parties reached a confidential settlement agreement and release of claims, and the Company agreed to pay $6,000 to settle the case.

On October 17, 2024, a complaint was filed against HKGF Alhambra, HKGF Arcadia, Maison El Monte, Maison San Gabriel, Maison Monrovia, Maison Monterey Park and Tion Hin for unpaid invoices of seafood purchase for $115,388.39. The case management conference is scheduled for August 4, 2025. The management is not able to estimate the outcome of the case due to early stage of the case.

Off-Balance Sheet Arrangements

The Company has guaranteed all of the loans described above, and Mr. John Xu, the Company's CEO, Chairman and President, has personally guaranteed the loans with the SBA. The Company does not have any other off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future material effect on its financial condition.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act, we are not required to provide the information required under this item.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MAISON SOLUTIONS INC.
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

<p style="text-align:center">Report of Independent Registered Public Accounting Firm</p>

To the Board of Directors and Shareholders
Maison Solutions Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Maison Solutions Inc. (the "Company") as of April 30, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the two years in the period ended April 30, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended April 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the consolidated financial statements, the Company has a negative working capital of approximately $9.8 million and accumulated deficit of approximately $1.6 million as of year ended April 30, 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 20 to the financial statements, the Company restated its 2024 consolidated financial statements to correct an error in acquisition accounting. Our opinion is not modified with respect to this matter.

/s/ Kreit & Chiu CPA LLP

We have served as the Company's auditor since 2022.

Los Angeles, California
August 14, 2024

PCAOB Firm ID: 6651

MAISON SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of April 30, 2025	As of April 30, 2024 (Restated)
ASSETS		
CURRENT ASSETS		
Cash.	$ 775,360	$ 2,074,298
Accounts receivable	2,658,524	111,874
Accounts receivable – related parties	472,907	459,647
Inventories, net	5,754,924	6,802,255
Prepayments	2,439,482	3,263,711
Other receivables and other current assets	694,943	1,240,786
Other receivables – related parties	128,995	33,995
Total current assets	**12,925,135**	**13,986,566**
NON-CURRENT ASSETS		
Restricted cash	—	1,101
Property and equipment, net	2,033,932	2,334,963
Intangible assets, net	7,419,812	7,978,911
Security deposits	956,008	946,208
Investment under cost method	75,000	75,000
Investment under cost method – related parties	162,665	203,440
Investment under equity method	848,493	1,261,458
Operating lease right-of-use assets, net	38,058,995	40,726,647
Goodwill	14,882,849	14,882,849.00
Total non-current assets	**64,437,754**	**68,410,577**
TOTAL ASSETS	**$ 77,362,889**	**$ 82,397,143**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank overdraft.	$ 1,446,647	$ 97,445
Accounts payable	7,986,255	5,394,423
Accounts payable – related parties	536,373	470,605
Accrued expenses and other payables.	1,765,663	1,627,082
Other payables – related parties	512,824	491,586
Income tax payable	661,408	442,518
Contract liabilities.	701,929	965,696
Operating lease liabilities, current	4,186,193	4,088,678
Loan payable, current	62,212	65,098
Notes payable, current.	4,887,094	15,126,065
Total current liabilities	**22,746,598**	**28,769,196**
NON-CURRENT LIABILITIES		
Long-term loan payable	2,553,838	2,496,201
Security deposit from sub-tenants.	131,228	125,114
Operating lease liabilities, non-current.	36,763,887	39,015,252
Notes payable, non-current.	754,966	
Convertible notes payable, net of unamortized OID and debt issuance costs of $609,583	584,199	—
Derivative liability.	1,004,230	—
Deferred tax liability, net	1,183,914	1,272,260
Total non-current liabilities	**42,976,262**	**42,908,827**
TOTAL LIABILITIES	**65,722,860**	**71,678,023**

MAISON SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)

	As of April 30, 2025	As of April 30, 2024 (Restated)
Commitment and contingencies (Note 18)		
STOCKHOLDER'S EQUITY		
Class A Common stock, $0.0001 par value, 97,000,000 shares authorized; 17,450,476 shares issued and outstanding as of April 30, 2025 and 2024, respectively	1,745	1,745
Class B Common stock, $0.0001 par value, 3,000,000 shares authorized; 2,240,000 shares issued and outstanding	224	224
Additional paid in capital	13,313,523	13,313,523
Accumulated deficit	(1,648,223)	(2,817,495)
Total Maison Solutions, Inc. stockholders' equity	**11,667,269**	**10,497,997**
Noncontrolling interest	(27,240)	221,123
Total stockholders' equity	**11,640,029**	**10,719,120**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 77,362,889**	**$ 82,397,143**

The accompanying notes are an integral part of these consolidated financial statements.

MAISON SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended April 30,	
	2025	**2024**
Revenue	$ 124,217,480	$ 58,043,161
Cost of goods sold	97,874,929	46,422,064
Gross profit	**26,342,551**	**11,621,097**
Operating expenses		
Selling expenses	19,718,836	10,155,828
General and administrative expenses	7,888,721	4,169,275
Total operating expenses	**27,607,557**	**14,325,103**
Loss from operations	**(1,265,006)**	**(2,704,006)**
Non-operating income (expenses)		
Interest expense, net	(1,167,895)	(124,260)
Investment loss	(515,740)	(538,542)
Income from sell of software license	2,600,000	—
Change in fair value of derivative liability	801,988	—
Other income, net	641,551	420,341
Non-operating income (expenses), net	**2,359,904**	**(242,461)**
Income (loss) before income taxes	**1,094,898**	**(2,946,467)**
Income tax expenses	173,989	440,562
Net income (loss) before noncontrolling interest	**920,909**	**(3,387,029)**
Less: net loss attributable to noncontrolling interests	(248,364)	(46,823)
Net income (loss) attributable to Maison Solutions, Inc.	$ **1,169,273**	$ **(3,340,206)**
Net income (loss) per share attributable to Maison Solutions, Inc.		
Basic	$ 0.07	$ (0.19)
Diluted	$ 0.07	$ (0.19)
Weighted average number of common stock outstanding – basic	17,450,476	17,913,869
Weighted average number of common stock outstanding – diluted	17,748,272	17,913,869

The accompanying notes are an integral part of these consolidated financial statements.

MAISON SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2025 AND 2024

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at April 30, 2023	13,760,000	$ 1,376	2,240,000	$ 224	$ —	$ 522,710	$ 267,947	$ 792,257
Net loss	—	—	—	—	—	(3,340,206)	(46,823)	(3,387,029)
Issuance of common stock	3,690,476	369	—	—	13,313,523	—	—	13,313,892
Balance at April 30, 2024	17,450,476	1,745	2,240,000	224	13,313,523	(2,817,496)	221,124	10,719,120
Net income	—	—	—	—	—	1,169,273	(248,364)	920,909
Balance at April 30, 2025	**17,450,476**	**$ 1,745**	**2,240,000**	**$ 224**	**$ 13,313,523**	**$ (1,648,223)**	**$ (27,240)**	**$ 11,640,029**

The accompanying notes are an integral part of these consolidated financial statements.

MAISON SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended April 30,	
	2025	**2024 (Restated)**
Cash flows from operating activities		
Net income (loss) before noncontrolling interest	$ 920,909	$ (3,387,029)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization expense	1,035,485	461,868
Inventory impairment (reversal)	276,900	(5,961)
Bad debt expense (reversal)	29,493	(60,000)
Investment loss	515,740	538,542
Amortization of OID and debt issuance cost of convertible note	55,417	—
Change in fair value of derivative liability	(801,988)	—
Changes in deferred taxes	(88,346)	(11,698)
Changes in operating assets and liabilities:		
Accounts receivable	(2,546,650)	203,481
Accounts receivable – related parties	(42,753)	(271,461)
Inventories.	770,431	914,356
Prepayments	824,229	(1,716,468)
Other receivables and other current assets	545,843	(474,943)
Security deposits	(9,800)	(488,717)
Accounts payable	2,591,834	(59,633)
Accounts payable – related parties	65,767	106,725
Accrued expenses and other payables.	138,581	342,592
Income tax payable	218,890	(518,516)
Contract liabilities.	(263,768)	503,326
Operating lease liabilities	513,802	400,913
Other long-term payables	6,114	19,477
Net cash provided by (used in) operating activities	4,756,130	(3,503,146)
Cash flows from investing activities		
Payment for equipment purchase	(175,355)	(382,132)
Payment for acquisition of subsidiaries	—	(7,000,000)
Payment of intangible assets purchase	—	(2,950,000)
Cash acquired from acquisition of Lee Lee	—	2,074,298
Investment into TMA Liquor Inc	—	(75,000)
Investment into HKGF Market of Arcadia, LLC	(62,000)	(1,800,000)
Net cash used in investing activities	(237,355)	(10,132,834)
Cash flows from financing activities		
Bank overdraft.	1,349,202	97,445
Borrowing from related parties.	75,989	250,000
Loan to related party.	(95,000)	—
Proceeds from convertible note.	2,335,000	—
Repayment of loan payable.	—	(370,825)
Repayment of notes payable	—	(150,000)
Repayment of notes payable arising from acquisition of Lee Lee	(9,484,005)	—
Net proceeds from issuance of common stock	—	13,313,892
Net cash provided by (used in) financing activities	(5,818,814)	13,140,512

MAISON SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended April 30, 2025	Years Ended April 30, 2024 (Restated)
Net changes in cash and restricted cash	(1,300,039)	(495,468)
Cash and restricted cash at the beginning of the year	2,075,399	2,570,867
Cash and restricted cash at the end of the year	$ 775,360	$ 2,075,399
Supplemental disclosure of cash and restricted cash		
Cash	775,360	$ 2,074,298
Restricted cash	—	1,101
Total cash and restricted cash	$ 775,360	$ 2,075,399
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 1,032,962	$ 104,451
Cash paid for income taxes	$ 116,369	$ 973,656
Supplemental disclosure of non-cash investing and financing activities		
Increase of right-of-use assets and lease liabilities	$ —	$ 10,196
	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

Maison Solutions Inc. ("Maison", the "Company", and formerly known as "Maison International Inc.") was founded on July 24, 2019 as an Illinois corporation with its principal place of business in California. In September 2021, the Company was redomiciled in the State of Delaware as a corporation registered under the laws of the State of Delaware.

Immediately upon formation, the Company acquired three retail Asian supermarkets with two brands (Good Fortune and Hong Kong Supermarkets) in Los Angeles, California and rebranded them as "HK Good Fortune Supermarkets." Upon completion of these acquisitions, these entities became controlled subsidiaries of the Company (hereafter collectively referred to as "Maison Group").

- In July 2019, the Company purchased 91% of the equity interests in Good Fortune Supermarket San Gabriel, LP ("Maison San Gabriel") and 85.25% of the equity interests in Good Fortune Supermarket of Monrovia, LP ("Maison Monrovia"), each of which owns a Good Fortune Supermarket.

- In October 2019, the Company purchased 91.67% of the equity interests in Super HK of El Monte, Inc. ("Maison El Monte"), which owns a Hong Kong Supermarket. The Company shut down the Maison El Monte store in June 2025. The strategic decision to close Maison El Monte store is part of the Company's ongoing commitment to improve its profitability and support sustainable growth

- On June 30, 2022, the Company purchased 100% equity interest in GF Supermarket of MP, Inc. ("Maison Monterey Park"), the legal entity holding a supermarket in Monterey Park.

On November 3, 2023, the Company incorporated a wholly-owned subsidiary AZLL LLC ("AZLL") in Arizona. On April 8, 2024, AZLL closed an acquisition transaction and purchased 100% of the equity interests in Lee Lee Oriental Supermart, Inc ("Lee Lee") for an aggregate purchase price of approximately $22.2 million, consisting of: (i) $7.0 million in cash paid immediately at the closing of the transaction, and (ii) a senior secured promissory note (the "Secured Note") with an original principal amount of approximately $15.2 million pursuant to a senior secured note agreement dated April 8, 2024 and amended on October 21, 2024 (as amended, the "Senior Secured Note Agreement"). Lee Lee is a three-store supermarket chain operating in Arizona under the name Lee Lee International Supermarkets and specializing in South-East groceries.

The Company, through its four subsidiaries, engages in the specialty grocery retailer business. The Company is a fast-growing specialty grocery retailer offering traditional Asian food and merchandise to U.S. consumers, in particular to Asian-American communities.

2. Summary of significant accounting policies

Going Concern

As reflected in the accompanying consolidated financial statements, for the year ended April 30, 2025, the Company had a net income of $1,169,273, respectively. However, the Company had an accumulated deficit of approximately $1.65 million and negative working capital of $9.82 million as of April 30, 2025. The Company also need approximately $5.64 million cash to repay Lee Lee's acquisition price by May 2026, the acquisition was completed on April 8, 2024. The working capital requirements are affected by the efficiency of operations and depend on the Company's ability to increase its revenue. The Company plans to increase its revenue by strengthening its sales force, providing attractive sales incentive programs, recruiting experienced industry-related managerial personnel, increasing marketing and promotion activities, seeking suppliers with competitive price and good quality products, opening or acquiring additional specialty supermarkets in the locations that have less-competition. If deemed necessary, management could also seek to raise additional funds by way of admitting strategic investors, or private or public offerings, or by seeking to obtain loans from banks or others, to support the Company's daily operation. While management of the Company believes in the viability of its strategy to generate sufficient revenues and its ability to raise additional funds on reasonable terms and conditions, there can be no assurances to that effect.

2. Summary of significant accounting policies (cont.)

The ability of the Company to continue as a going concern depends upon the Company's ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds. There is no assurance that the Company will be able to obtain funds on commercially acceptable terms, if at all. There is also no assurance that the amount of funds the Company might raise will enable the Company to complete its initiatives or attain profitable operations. If the Company is unable to raise additional funding to meet its working capital needs in the future, it may be forced to delay, reduce or cease its operations.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the Securities Exchange Commission ("SEC").

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries and, when applicable, entities for which the Company has a controlling financial interest. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Noncontrolling interests

The Company follows the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 810, "Consolidation," governing the accounting for and reporting of noncontrolling interests ("NCI") in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCI be treated as a separate component of equity, not as a liability, that increases and decreases in the parent's ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to noncontrolling interests even when such allocation might result in a deficit balance.

The net income attributed to NCI was separately designated in the accompanying statements of operations. Losses attributable to NCI in a subsidiary may exceed a NCI's interests in the subsidiary's equity. The excess attributable to NCI is attributed to those interests. NCIs shall continue to be attributed their share of losses even if that attribution results in a deficit NCIs balance.

As of April 30, 2025 and 2024, the Company had NCIs of $(27,240) and $221,123, respectively, which represent 9% of the equity interest of Maison San Gabriel, 14.75% of the equity interest of Maison Monrovia and 8.33% of the equity interest of Maison El Monte. For the years ended April 30, 2025 and 2024, the Company had net loss of $248,364 and $46,823 respectively, that were attributable to NCIs.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates are used for, but not limited to, useful lives of property and equipment, commitments and contingencies, inventory reserve, allowance for estimated uncollectable accounts receivable and other receivables, impairment of long-lived assets, contract liabilities and valuation of deferred tax assets.

2. Summary of significant accounting policies (cont.)

Cash and cash equivalents

Cash and equivalents include cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have original maturities when purchased of three months or less. The Company's cash is maintained at financial institutions in the United States of America. Deposits in these financial institutions may, from time to time, exceed the Federal Deposit Insurance Corporation ("FDIC")'s federally insured limits. The standard insurance amount is $250,000 per depositor, per insured bank, for each account ownership category. The bank deposits exceeding the standard insurance amount will not be covered. As of April 30, 2025 and 2024, cash balances held in the banks, exceeding the standard insurance amount, are $91,692 and $862,613, respectively. The Company has not experienced any losses in accounts held in these financial institutions and believes it is not exposed to any risks on its cash held in these financial institutions.

Restricted cash

Restricted cash is an amount of cash deposited with banks in conjunction with borrowings from banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the bank borrowings and notes payable. Restricted cash is classified as non-current assets on the Company's consolidated balance sheets, as all the balances are not expected to be released to cash within the next 12 months. As of April 30, 2025 and 2024, the Company had restricted cash of $nil and $1,101, respectively.

Credit losses

On May 1, 2023, the Company adopted Accounting Standards Update 2016-13 "Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments," which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology.

The Company's account receivables, prepayments, other receivables and other current assets in the balance sheet are within the scope of ASC Topic 326. As the Company has limited customers and debtors, the Company uses the loss-rate method to evaluates the expected credit losses on an individual basis. When establishing the loss rate, the Company makes the assessment on various factors, including historical experience, creditworthiness of customers and debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are recorded as allowance for credit losses on the consolidated statements of operations. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amount that is previously reserved for, the Company will reduce the specific allowance for credit losses.

Accounts receivable

The Company's accounts receivable arises from product sales. The Company does not adjust its receivables for the effects of a significant financing component at contract inception if it expects to collect the receivables in one year or less from the time of sale. The Company does not expect to collect receivables greater than one year from the time of sale.

The Company's policy is to maintain an allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. As of April 30, 2025 and 2024, there was no allowance for credit losses.

2. Summary of significant accounting policies (cont.)

Accounts receivable — related parties

Accounts receivable consists primarily of receivables from related parties on 30-day credit terms and are presented net of an allowance for estimated uncollectible amounts. The Company periodically assesses its accounts receivable for collectability on a specific identification basis. If collectability of an account becomes unlikely, an allowance is recorded for that doubtful account. Once collection efforts have been exhausted, the accounts receivable is written off against the allowance. As of April 30, 2025 and 2024, the allowance for credit losses was $29,493 and $nil, respectively.

Prepayments

Prepayments are mainly comprised of cash deposited and advanced to suppliers for future inventory purchases and services to be performed. This amount is refundable and bears no interest. For any prepayments that management determines will not be in receipts of inventories, services, or refundable, the Company recognizes an allowance account to reserve such balances. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of April 30, 2025 and 2024, the Company had made prepayments to its vendors of $2,439,482 and $3,263,711, respectively. The Company's management continues to evaluate the reasonableness of the allowance policy and update it if necessary.

Other receivables and other current assets

Other receivables and other current assets primarily include non-interest-bearing loans of the other business entities, mainly the Company's major vendors. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Management reviews the composition of other receivables and analyzes historical bad debts, and current economic trends to evaluate the adequacy of the reserves. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of April 30, 2025 and 2024, the Company did not have any bad debt allowance for other receivables.

Inventories, net

Inventories consisting of finished goods and products available for sale are primarily accounted for using the first-in, first-out method. Merchandise inventories are valued at the lower of cost or net realizable value. This valuation requires the Company to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, liquidations, and expected recoverable values of each disposition category. The Company recorded inventory shrinkage based on the historical data and management's estimates and provides a reserve for inventory shrinkage for the years ended April 30, 2025 and 2024. The Company provided a reserve (reversal) for inventory shrinkage of $276,900 and $(5,961) for the years ended April 30, 2025 and 2024.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the individual assets.

The following table includes the estimated useful lives of certain of our asset classes:

Furniture & fixtures	5 – 10 years
Leasehold improvements	Shorter of the lease term or estimated useful life of the assets
Equipment	5 – 10 years
Automobiles	5 years

2. Summary of significant accounting policies (cont.)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

Long-lived assets, which include property and equipment, intangible assets with finite lives, and operating lease right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Fair value is generally determined using the asset's expected future discounted cash flows or market value, if readily determinable.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the asset's carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analyses in accordance with ASC 360-10-15, "Impairment or Disposal of Long-Lived Assets." ASC 360-10-15 requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group asset group exceeds its fair value based on discounted cash flow analysis or appraisals. There was no impairment of long-lived assets for the years ended April 30, 2025 and 2024.

Security deposits

Security deposits primarily include deposits made to the Company's landlord for its supermarkets and office facilities. These deposits are refundable upon expiration of the lease.

Long-term investment

Cost method investment

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company elects the measurements alternative and records investment in equity securities at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

In May 2021, the Company purchased a 10% equity interest in Dai Cheong Trading Company Inc. ("Dai Cheong"), a grocery trading company, for $162,665 from DC Holding CA, Inc. DC Holding CA, Inc. is 100% owned by John Xu, the Chief Executive Officer, Chairman and President of the Company. See Note 13 — "*Related party balances and transactions*".

2. Summary of significant accounting policies (cont.)

In December 2021, the Company purchased a 10% equity interest in HKGF Market of Alhambra, Inc. ("HKGF Alhambra"), the legal entity holding the store for $40,775 from Ms. Grace Xu, the sole shareholder of HKGF Market of Alhambra, Inc. and a related party as the spouse of Mr. John Xu, the Chief Executive Officer, Chairman and President of the Company. See Note 13 — "*Related party balances and transactions*". HKGF Alhambra was temporarily shut down at the end of September 2024 as a result of a strategic operating decision by its management but was later reopened on December 15, 2024. Accordingly, the Company recorded an investment loss of $40,775 during the year ended April 30, 2025.

Effective on December 14, 2023, the Company purchased 10% equity interest in TMA Liquor Inc. ("TMA"), a liquor wholesale company, for $100,000. The Company paid $75,000 as of April 30, 2025.

Equity method investment

During the year ended April 30, 2024, the Company invested $1,800,000 for 49% equity interest in HKGF Market of Arcadia, LLC ("HKGF Arcadia"). See Note 7 — "*Equity method investment*". The Company has determined that HKGF Arcadia is not a variable interest entity ("VIE") and has evaluated its consolidation analysis under the voting interest model with the facts that the Company does not own greater than 50% of the outstanding voting shares, either directly or indirectly; the Management team of HKGF Arcadia was appointed by the 51% shareholder despite Maison and the 51% shareholder each appointed one director to the Board of Directors of HKGF Arcadia, the Company concluded that it should account for its investment in HKGF Arcadia under the equity method of accounting. Under this method, the investor ("Maison") recognizes its share of the profits and losses of the investee ("HKGF Arcadia") in the periods when these profits and losses are also reflected in the accounts of the investee. Any profit or loss recognized by the investor appears in its income statement, any recognized profit increases the investment recorded by the investor, while a recognized loss decreases the investment.

Investment in equity securities is evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near-term prospects of the investments; and (v) ability to hold the security for a period sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the years ended April 30, 2025 and 2024.

Goodwill

Goodwill is the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with ASC Topic 350, "Intangibles-Goodwill and Other," goodwill is not amortized but is tested for impairment, annually or more frequently when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 requires only a one-step quantitative impairment test, whereby a goodwill impairment loss is measured as the excess of a reporting unit's carrying amount over its fair value (not to exceed the total goodwill allocated to that reporting unit). The Company did not record any impairment loss during the years ended April 30, 2025 and 2024.

2. Summary of significant accounting policies (cont.)

Leases

The Company determines if an arrangement contains a lease at the inception of a contract under ASC Topic 842. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, right-of-use ("ROU") assets and liabilities are recognized at the commencement date based on the present value of any remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets include adjustments for accrued lease payments. The ROU assets also include any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. When determining whether a lease qualifies as a short-term lease, the Company evaluates the lease term and the purchase option. Hence, the Company does not recognize any operating lease ROU assets and operating lease liabilities for short-term leases.

The Company evaluates the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

The Company also subleases certain mini stores that are within the supermarket to other parties. The Company collects security deposits and rent from these sub-lease tenants. The rent income collected from sub-lease tenants recognized as rental income and deducted occupancy cost. Occupancy cost mainly consists of rents and common area maintenance fees.

Derivative liability

A derivative is an instrument whose value is "derived" from an underlying instrument or index such as a future, forward, swap, option contract, or other financial instrument with similar characteristics, including certain derivative instruments embedded in other contracts and for hedging activities.

The Company does not invest in separable financial derivatives or engage in hedging transactions. However, the Company entered into certain debt financing transactions as disclosed in Note 11 containing certain conversion features that have resulted in the instruments being deemed derivatives. The Company evaluates such derivative instruments to properly classify such instruments within equity or as liabilities in the financial statements.

The classification of a derivative instrument is reassessed at each reporting date. If the classification changes as a result of events during a reporting period, the instrument is reclassified as of the date of the event that caused the reclassification. There is no limit on the number of times a contract may be reclassified.

Instruments classified as derivative liability is remeasured using the Black-Scholes model at each reporting period (or upon reclassification) and the change in fair value is recorded on the consolidated statement of operations. The Company had derivative liability of $1,004,230 as of April 30, 2025.

2. Summary of significant accounting policies (cont.)

Fair value of financial instruments

The Company's financial instruments include in current assets and current liabilities are reported in the consolidated balance sheets at cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Fair value measurements of nonfinancial assets and non-financial liabilities are primarily used in the impairment analysis of intangible assets and long-lived assets.

The Company applies the fair value measurement accounting standard in accordance with ASC 820-10, "Fair Value Measurements and Disclosures," whenever other accounting pronouncements require or permit fair value measurements. Fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements are required to be disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. As of April 30, 2025, the Company has level 2 fair value calculations on derivative liability.

Level 3 — Inputs lack observable market data to corroborate management's estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

When determining fair value, whenever possible the Company uses observable market data, and relies on unobservable inputs only when observable market data is not available.

The following is the change in derivative liability for the year ended April 30, 2025:

Balance, May 1, 2024	$ —
Issuance of new derivative liability	1,806,218
Conversions	—
Change in fair market value of derivative liability	(801,988)
Balance, April 30, 2025	$ 1,004,230

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), from May 1, 2020, using the modified retrospective transition approach to all contracts that did not have an impact on the beginning retained earnings on May 1, 2020. The Group's revenue recognition policies effective on the adoption date of ASC Topic 606 are presented as below.

In accordance with ASC Topic 606, the Company's performance obligation is satisfied upon the transfer of goods to the customer, which occurs at the point of sale. Revenues are recorded net of discounts, sales taxes, and returns and allowances.

2. Summary of significant accounting policies (cont.)

The Company sells Company gift cards to customers. There are no administrative fees on unused gift cards, and the gift cards do not have an expiration date. Gift card sales are recorded as contract liability when sold and are recognized as revenue when either the gift card is redeemed or the likelihood of the gift card being redeemed is remote ("gift card breakage"). The Company's gift card breakage rate is based upon historical redemption patterns, and it recognizes breakage revenue utilizing the redemption recognition method. The Company also offers discounts on the gift cards sold to its customers. The discounts are recorded as sales discount when gift card been redeemed. The Company's contract liability related to gift cards was $701,929 and $965,696 as of April 30, 2025 and 2024, respectively.

The following table summarizes disaggregated revenue from contracts with customers by product group: perishable and non-perishable goods. Perishable product categories include meat, seafood, vegetables, and fruit. Non-perishable product categories include grocery, liquor, cigarettes, lottery, newspaper, reusable bag, non-food, and health products.

	Years ended April 30,	
	2025	**2024**
Perishables.	$ 63,789,150	$ 31,358,590
Non-perishables	60,428,330	26,684,571
Total revenues	$ 124,217,480	$ 58,043,161

Cost of sales

Cost of sales includes the rental expense, depreciation, the direct costs of purchased merchandise, shrinkage costs, store supplies, and inbound shipping costs. The cost of sales is a net of vendor's rebates and discounts.

The Company subleases certain mini stores that are within the supermarket to other parties. The Company collects security deposits and rents from these sub-lease tenants. The rent income collected from sub-lease tenants are recognized as rental income reduction in rental expense.

Selling expenses

Selling expenses mainly consist of advertising costs, promotion expenses, and payroll and related expenses for personnel engaged in selling and marketing activities. Advertising expenses, which consist primarily of online and offline advertisements, are expensed when the services are performed. The Company's advertising expenses were $79,360 and $208,000 for the years ended April 30, 2025 and 2024, respectively.

General and administrative expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, professional fees and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses.

Earnings (loss) per Common Stock

Basic earnings (loss) per common stock is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similar to basic net income (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares pertaining to warrants, stock options, and similar instruments had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share are based on the assumption that all dilutive convertible shares and stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method for the outstanding unvested restricted stock, options and warrants, and the if-converted method for the outstanding convertible instruments. Under the treasury

2. Summary of significant accounting policies (cont.)

stock method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later) and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, outstanding convertible instruments are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later). Potential common stock that has an anti-dilutive effect (i.e., those that increase income per common stock or decrease loss per common stock) are excluded from the calculation of diluted loss per share. For the years ended April 30, 2025 and 2024, the Company had no dilutive shares with anti-dilutive effect.

The following table sets forth the computation of basic and diluted net loss per share for the years ended April 30, 2025 and 2024:

	For the years ended April 30,	
	2025	**2024**
Net income (loss) for basic attributable to the Company	$ 1,169,273	$ (3,340,206)
Net income (loss) for diluted attributable to the Company.	1,190,417	(3,340,206)
Weighted average common stock outstanding – Basic	17,450,476	17,913,869
Weighted average common stock outstanding – Diluted*	17,748,272	17,913,869
Net loss per share of common stock-basic	$ 0.07	$ (0.19)
Net loss per share of common stock-diluted.	$ 0.07	$ (0.19)

Concentrations of risks

(a) Major customers

For the years ended April 30, 2025 and 2024, the Company did not have any customers that accounted for more than 10% of consolidated total net sales.

(b) Major vendors

The following table sets forth information as to the Company's suppliers that accounted for 10% or more of the Company's total purchases for the years ended April 30, 2025 and 2024.

Year Ended April 30, 2025			**Year Ended April 30, 2024**	
Supplier	**Percentage of Total Purchases**		**Supplier**	**Percentage of Total Purchases**
A	7%		A	25%
B	1%		B	15%
C	11%		C	1%

(c) Credit risks

Financial instruments that are potentially subject to credit risk consist principally of accounts receivable. Accounts receivable are typically unsecured and derived from products sold to customers and are thereby exposed to credit risk. However, the Company believes the concentration of credit risk in its accounts receivable is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for credit losses based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Historically, the Company did not have any bad debt on its accounts receivable.

2. Summary of significant accounting policies (cont.)

The Company also has loan receivables to its centralized vendors occasionally. The loan receivables are typically unsecured and exposed to credit risk. However, the Company believes that the loan receivables amount to its centralized vendor is managed by its finance department and these centralized vendors are still providing products monthly to the Company. The Company does not generally require collateral from the vendors. The Company also evaluates the need for an allowance for credit losses based on upon factors surrounding the credit risks. Historically, the Company did not have any bad debt on its loan receivables and all loan receivables been collected in subsequent period.

Income taxes

Income taxes are accounted for in accordance with the provisions of ASC Topic 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's deferred tax assets are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence, including current and historical results of operations, future income projections, and the overall prospects of our business. Realization of the deferred tax assets is principally dependent upon achievement of projected future taxable income offset by deferred tax liabilities. Changes in recognition or measurement are reflected in the period in which the judgment occurs.

The Company utilizes a two-step approach to recognizing and measuring uncertain income tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating our tax positions and estimating its tax benefits, which may require periodic adjustments, and which may not accurately forecast actual outcomes. The Company includes interest and penalties related to its tax contingencies in income tax expense.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") was signed into law, intended to provide economic relief to those impacted by the COVID-19 pandemic. The CARES Act, among other things, includes provisions addressing the carryback of net operating losses for specific periods, temporary modifications to the limitations placed on the tax deductibility of net interest expenses, and technical amendments for qualified improvement property ("QIP"). The impacts of the CARES Act are recorded as components within the Company's deferred income tax liabilities and income tax receivable on the Company's balance sheets.

Earnings (loss) per share

Basic earnings (loss) per common stock is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similar to basic net income (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares pertaining to warrants, stock options, and similar instruments had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share are based on the assumption that all dilutive convertible shares and stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method for the outstanding unvested restricted stock, options and warrants, and the if-converted method for the outstanding convertible instruments. Under the treasury

2. Summary of significant accounting policies (cont.)

stock method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later) and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, outstanding convertible instruments are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later). Potential common stock that has an anti-dilutive effect (i.e., those that increase income per common stock or decrease loss per common stock) are excluded from the calculation of diluted loss per share. For the years ended April 30, 2025 and 2024, the Company had no dilutive potential common stock.

Statement of Cash Flows

In accordance with ASC 230, "Statement of Cash Flows," cash flows from the Company's operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the unaudited consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Related Parties

The Company identifies related parties, accounts for, and discloses related party transactions in accordance with ASC Topic 850 "Related Party Disclosures" and other relevant ASC standards. Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 13 — "*Related party balances and transactions*".

Segment Information

On May 1, 2024, the Company adopted ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The Company applies the "management approach" to identify operating segments, as required by ASC 280-10-50. Under this approach, operating segments are components of the business whose operating results are regularly reviewed by the chief operating decision maker ("CODM") to assess performance and allocate resources. The Company's CODM is the senior executive committee, which includes the Chief Executive Officer and the Chief Financial Officer.

The CODM manages the Company's operations as a single operating and reportable segment, which is to sell grocery products, general merchandise, health and beauty care products, pharmacy and other items and services in its supermarket stores. The CODM assesses segment performance and allocates resources based on net income, which is also reported in the Company's consolidated statements of income.

Net income is used by the CODM to evaluate the return on segment assets and determine whether to reinvest profits in the business, fund acquisitions, or return capital to shareholders. Net income is also used to compare actual performance against budget and to benchmark the Company's performance against industry peers. These evaluations form the basis for internal performance assessments and management compensation decisions.

The Company's supermarket stores are geographically based, have similar economic characteristics, and similar expected long-term financial performance. The Company's operating segments and reporting units are its supermarket stores, which are reported in one reportable segment. There are no segment managers who are held accountable for operations, operating results, and plans for levels or components below the consolidated unit level. Based on qualitative and quantitative criteria established by ASC Topic 280, "Segment Reporting", the Company considers itself to be operating within one reportable segment.

2. Summary of significant accounting policies (cont.)

Recently Issued Accounting Pronouncements

In October 2023, the FASB issued ASU No. 2023-06, "Disclosure Improvements — Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC's August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company's consolidated financial statements or related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company's management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement-Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in annual reporting period. The FASB's intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), which requires the disaggregation of certain expense captions into specified categories in disclosures within the notes to the consolidated financial statements to provide enhanced transparency into the expense captions presented on the face of the statement of income and comprehensive income. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted, and may be applied either prospectively or retrospectively to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. On January 6, 2025, FASB issued ASU 2025-01 that clarifies for non-calendar year-end entities the interim effective date of Accounting Standards Update No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. Public business entities are required to adopt the guidance in Update 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its related disclosures.

2. Summary of significant accounting policies (cont.)

In March 2025, the FASB issued ASU 2025-02 — Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122. The amendments in this Update are effective immediately and on a fully retrospective basis to annual periods beginning after December 15, 2024. The Company is currently evaluating the effect of adoption of this standard to its consolidated financial statements and disclosures.

The Company's management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company's financial statement presentation or disclosures.

3. Inventories, net

A summary of inventories, net was as follows:

		April 30, 2025		April 30, 2024
Perishables	$	597,993	$	2,406,500
Non-perishables		5,470,621		4,432,545
Reserve for inventory shrinkage		(313,690)		(36,790)
Inventories, net	**$**	**5,754,924**	**$**	**6,802,255**

Movements of reserve for inventory shrinkage were as follows:

		Year Ended April 30, 2025		Year Ended April 30, 2024
Beginning balance	$	36,790	$	42,750
Provision for (reversal of) inventory shrinkage reserve		276,900		(5,960)
Ending Balance	**$**	**313,690**	**$**	**36,790**

4. Prepayments

Prepayments consisted of the following:

		April 30, 2025		April 30, 2024
Prepayment for inventory purchases	$	1,954,748	$	2,784,647
Prepaid directors and officers ("D&O") insurance		132,529		130,354
Prepaid income tax		196,900		193,700
Prepaid professional service		25,902		25,607
Prepaid rent		129,403		129,403
Total prepayments	**$**	**2,439,482**	**$**	**3,263,711**

As of April 30, 2025, the prepayment for inventory purchases mainly consisted of $981,446 paid to GF Distribution, Inc., one of the Company's major vendors; and $963,302 paid to XHJC Holdings Inc., which is the Company's new centralized vendor, and prepayment to other vendors of $10,000.

As of April 30, 2024, the prepayment for inventory purchases mainly consisted of $1,234,234 paid to GF Distribution, Inc., one of the Company's major vendors; and $1,515,065 paid to XHJC Holdings Inc., which is the Company's new centralized vendor, and prepayment to other vendors of $35,348.

5. Property and equipment, net

Property and equipment consisted of the following:

	April 30, 2025	April 30, 2024
Furniture & Fixtures	$ 3,225,560	$ 3,225,560
Equipment	4,516,337	4,457,856
Leasehold Improvement	2,386,693	2,269,819
Automobile	715,948	715,948
Total property and equipment	**10,844,538**	**10,669,183**
Accumulated depreciation	(8,810,606)	(8,334,220)
Property and equipment, net	**$ 2,033,932**	**$ 2,334,963**

Depreciation expenses included in the general and administrative expenses for the years ended April 30, 2025 and 2024 were $43,308 and $26,727, respectively. Depreciation expense included in the cost of sales for the years ended April 30, 2025 and 2024 were $433,078 and $267,269, respectively.

6. Intangible assets

Intangible assets consisted of the following:

	April 30, 2025	April 30, 2024
Liquid license	$ 17,482	$ 17,482
Software systems[a]	2,950,000	2,950,000
Trademark[b]	5,194,000	5,194,000
Total intangible assets	**8,161,482**	**8,161,482**
Accumulated amortization	741,670	182,571
Intangible assets, net	**$ 7,419,812**	**$ 7,978,911**

(a)   Software systems

On October 30, 2023, the Company entered a System Purchase and Implementation Consulting Agreement with Drem Consulting Pte. Ltd. for purchasing a merchandise display planning and management system for $1.5 million. The system uses advanced technology such as artificial intelligence, IoT (Internet of Things), client computing, etc. to optimize shelf display and planning, inventory control and customer services. The system is amortized over 10 years.

On November 22, 2023, the Company entered a Supply Chain Management System Purchase Agreement with WSYQR Limited to purchase a supply chain management system for $1.45 million. The system has the necessary software and hardware that was specifically designed for supermarkets application for the key units of 1) data synchronization across the entire supply chain, 2) centralized order processing and fulfillment, 3) refund and return processing, 4) customer complaints handling, and 5) distribution and delivery management and optimization. The system is amortized over 10 years.

On March 30, 2025, the Company sold software license of above two software to four licensees for a total of $2.6 million, as further described in Note 17.

(b)   Trademark

Trademark mainly consisted of 1) a trademark acquired through the acquisition of Maison Monterey Park on June 30, 2022. The fair value of the trademark from the acquisition of Maison Monterey Park at acquisition date was

6. Intangible assets (cont.)

$194,000, to be amortized over 15 years; 2)) a trademark acquired through the acquisition of Lee Lee on April 7, 2024. The fair value of the trademark from the acquisition of Lee Lee at acquisition date was $5,000,000, to be amortized over 20 years.

The amortization expense for the years ended April 30, 2025 and 2024 was $559,099 and $168,418, respectively. Estimated amortization expense for each of the next five years from April 30, 2025 is as follows: $559,099, $559,099, $559,099, $559,099 and $559,099.

7. Equity method investment

As of April 30, 2025, the Company had an investment of $1,862,000 for 49% interest in HKGF Market of Arcadia, LLC ("HKGF Arcadia"). The Company recorded $474,965 and $538,542 investment loss for the years ended April 30, 2025 and 2024, respectively. As of April 30, 2025, the Company incurred accumulated investment loss of $1,013,507.

The following table shows the unaudited condensed balance sheet of HKGF Arcadia as of April 30, 2025.

	April 30, 2025 (Unaudited)
ASSETS	
Current Assets	
Cash and equivalents	$ 12,484
Accounts receivable	18,624
Inventories, net	695,719
Total Current Assets	**726,827**
Property and equipment, net	1,003,464
Intangible asset, net	27,731
Goodwill	1,680,000
Security deposits	167,402
Total Assets	**$ 3,605,424**
LIABILITIES AND STOCKHOLDERS' DEFICIT	
Current Liabilities	
Accounts payable	$ 1,200,936
Other payables	31,323
Bank overdraft	613,425
Contract liabilities	49,369
Loan from shareholder	137,000
Total Current Liabilities	**2,032,053**
Total Liabilities	**2,032,053**
Stockholders' Equity	
Paid in Capital	3,800,000
Subscription receivable	(154,933)
Accumulated deficit	(2,071,696)
Total Stockholders' Equity	**1,573,371**
Total Liabilities and Stockholders' Equity	**$ 3,605,424**

7. Equity method investment (cont.)

The following table shows the unaudited condensed statement of operations of HKGF Arcadia for the year ended April 30, 2025, and for the period from July 1, 2023 (business starting date) to April 30, 2024.

	For the Year ended April 30, 2025 (unaudited)		For the Period from July 1, 2023 to April 30, 2024 (unaudited)	
Net Revenues				
Supermarket	$	7,816,698	$	6,513,079
Total Revenues, Net		7,816,698		6,513,079
Cost of Revenues				
Supermarket		5,984,011		5,027,531
Total Cost of Revenues		5,984,011		5,027,531
Gross Profit		1,832,687		1,485,548
Operating Expenses		2,826,610		2,591,814
Total Operating Expenses		2,826,610		2,591,814
Loss from Operations		(993,923)		(1,106,266)
Other income		24,607		7,200
Loss Before Income Taxes		(969,316)		(1,099,066)
Income Taxes		—		—
Net Loss		(969,316)		(1,099,066)
Net Loss Attributable to Maison Solutions Inc.	$	(474,965)	$	(538,542)

8. Goodwill

Goodwill represented the excess fair value of the assets under the fair value of the identifiable assets owned at the closing of the acquisition of Maison Monterey Park and Lee Lee, including an assembled workforce, which cannot be sold or transferred separately from the other assets in the business. See Note 19 — "*Acquisition of subsidiary*" for additional information. As of April 30, 2025 and 2024, the Company had goodwill of $14,882,849 (restated, see Note 20), consisting of $2,222,211 arising from Maison Monterey Park and $12,660,638 arising from the Lee Lee acquisition. The Company concluded there was no impairment to the goodwill for the years ended April 30, 2025 and 2024.

9. Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	April 30, 2025	April 30, 2024
Accrued payroll	$ 1,080,510	$ 717,389
Accrued interest expense	186,076	136,388
Accrued loss for legal matters (Note 17)	5,128	250,128
Other payables	193,907	242,886
Due to third parties, non-interest bearing, payable upon demand	145,774	161,302
Sales tax payable	154,268	118,989
Total accrued expenses and other payables	**$ 1,765,663**	**$ 1,627,082**

10. Note payable

On April 8, 2024, AZLL closed an acquisition transaction and purchased 100% of the equity interests in Lee Lee for an aggregate purchase price of approximately $22.2 million, consisting of: (i) $7.0 million in cash paid immediately at the closing of the transaction, and (ii) the Secured Note with an original principal amount of approximately $15.2 million pursuant to the Senior Secured Note Agreement entered into on April 8, 2024.

Under the Senior Secured Note Agreement, the Secured Note will accrue interest on the outstanding principal amount at an annual interest rate of five percent (5%). The payment schedule of the principal amount of the Secured Note is as follows: (i) $2.5 million due and immediately payable on each of May 8, 2024 and June 8, 2024; (ii) $1.5 million due and payable on each of September 8, 2024, October 8, 2024 and November 8, 2024; (iii) $1.0 million due and immediately payable on December 8, 2024; and (iv) approximately $4.7 million due and immediately payable on February 8, 2025. Additionally, pursuant to the terms and conditions of the Senior Secured Note Agreement, the principal amount may be adjusted to include certain Premium Guarantees (as defined in the Senior Secured Note Agreement) if certain conditions, as set forth in the Senior Secured Note Agreement and the Stock Purchase Agreement (as defined below), are not met.

Upon an "Event of Default" under the Senior Secured Note Agreement, the holders of the Secured Note will have certain rights, including the right to (i) declare all of the obligations, as defined in the Senior Secured Note Agreement to be immediately due and payable, and (ii) resume daily operational control of Lee Lee's operations until such time as the Obligations, as defined in the Senior Secured Note Agreement, have been satisfied. Additionally, if an "Event of Default" occurs, the outstanding principal amount will bear interest at the simple interest rate of 10 percent (10%) per annum, from the date of such Event of Default until all such sum are fully paid.

On June 10, 2024, Lee Lee filed a Statement of Conversion with the Arizona Corporation Commission (the "ACC") converting Lee Lee Oriental Supermart, Inc. into Lee Lee Oriental Supermart, LLC, an Arizona limited liability company (the "Conversion"). Following the Conversion, AZLL filed a Statement of Merger with the ACC, pursuant to which Lee Lee merged into AZLL, effective August 28, 2024 (the "Merger"). On September 9, 2024, AZLL filed a Statement of Division with the ACC resulting in the restoration of both Lee Lee and AZLL as separate legal entities (the "Division"). The Conversion, the Merger and the Division are herein referred to collectively as the "Lee Lee Reorganization."

On October 21, 2024, Lee Lee, AZLL, the Company and the Holders entered into the First Amendment to Senior Secured Note Agreement (the "First Amendment"), which amends that certain Senior Secured Note Agreement, dated as of April 8, 2024. Among other things, the First Amendment amends the Secured Note to (i) reflect the Lee Lee Reorganization, (ii) modify certain cure periods pursuant to an "Event of Default" under the

10. Note payable (cont.)

Secured Note, and (iii) include certain covenants and representations with respect to the Lee Lee Reorganization. Additionally, pursuant to the First Amendment, Lee Lee, AZLL and the Company irrevocably waive and forfeit any and all defenses, causes or remedies which may have arisen or may arise as a result of the Lee Lee Reorganization in relation to any action or enforcement of any rights, remedies or provisions of the Secured Note, the Security Agreement and/or otherwise at law taken by the Holders.

On October 21, 2024, following the execution of the First Amendment, Lee Lee, AZLL and the Holders entered into the Second Amendment to the Senior Secured Note Agreement (the "Second Amendment"). Among other things, the Second Amendment: (i) increases the annual interest rate on the outstanding Principal Amount, effective as of October 8, 2024, to ten percent (10%); (ii) amends the payment schedule of the principal and interest amounts to be due every Monday of each week starting on October 14, 2024, as set forth in Exhibit A of the Second Amendment; (iii) amends the definition of "Events of Default"; and (iv) increases the Default Rate to fourteen percent (14%) per annum. Additionally, pursuant to the Second Amendment, upon execution of the Second Amendment, the Company paid a restructuring fee of $40,000 to the Holders.

On March 12, 2025, the Company entered into a note modification agreement dated March 12, 2025 (the "Modification Agreement") with AZLL, Lee Lee, Holders of the Secured Note, John Xu and Grace Xu (together with the Company, the "Parties") to modify certain terms of the Note, Security Agreement and Guarantees. Pursuant to the Modification Agreement, the Parties agreed to revise the payment schedule of the Note and extend the maturity date of the Note to May 11, 2026 (the "Extended Maturity Date"). The Modification Agreement also provides for an additional extension fee interest to accrue on the outstanding principal balance of the Note as of January 15, 2025 at an annual rate of eight percent (8%), which shall become payable and immediately due on the earliest of (i) the Extended Maturity Date or (ii) immediately upon the occurrence of any "Event of Default" under any of the Loan Documents or the Modification Agreement, as such term is defined under the applicable Loan Document. Furthermore, the Modification Agreement includes additional "Events of Default" and remedies under the Loan Documents, and additional covenants of the Company, among other things. The Modification Agreement increases the annual interest rate on the outstanding Principal Amount, effective as of February 24, 2024, to twelve percent (12%). Additionally, the amount of each Guaranty Premium shall be added to the outstanding Principal Amount of the Note as of the date Issuer's liability for payment of the Guaranty Premium becomes fixed and shall accrue interest at the rate set forth in the Note until paid in full. The Modification stated that no new debt or encumbrances without holders' approval. Absent Holders' prior, express written authorization, Issuer shall not: (i) pay or incur any indebtedness outside the ordinary course of business; or (b) grant, permit or suffer the attachment of any liens or security interests in or to any Collateral; or (c) enter into any single or series of contracts, agreements or commitments requiring cumulative payments in excess of $10,000.00. Moreover, pursuant to the Modification Agreement, issuer shall not make any distributions to Parent, Grantor, Guarantors or any other related party, company or entity related to the Parent, Grantor or Guarantors through any direct or indirect ownership or control or any other financial arrangement (together, the "Related Parties"). Upon execution of the Modification Agreement, the Company paid the Holders a $35,000 documentation fee pursuant to the terms of the Modification Agreement.

During the year ended April 30, 2025, the Company repaid $9,484,005 on this note and recorded $979,186 interest expense. As of April 30, 2025 and 2024, the Company had an outstanding note payable of $5,642,060 and $15,126,065, respectively, to the sellers of Lee Lee. The Company is required to repay the full amount before May 11, 2026.

11. Convertible notes payable

Unsecured promissory note entered on March 12, 2025

On March 12, 2025, the Company entered into a note purchase agreement with an investor, pursuant to which the Company issued the Investor i) an unsecured promissory note in the principal amount of $3,000,000 (the "initial Note"), for $2,335,000 in gross proceeds and ii) a note purchase warrant, which is exercisable for one or more Notes in the aggregate original principal amount of up to $6,500,000 (the "Incremental Warrant") with an original issue discount of 8.5% and termination date on March 12, 2028. The Note included an original issue discount ("OID") of $255,000 along with debt issuance cost $410,000 for investor's fees, costs and other transaction expenses in connection with the issuance of the note. The OID and debt issuance cost was recognized as debt discounts and is amortized over the term of the note using the straight-line method. During the year ended April 30, 2025, the Company amortized $55,417 debt discounts to interest expense. As of April 30, 2025, debt discounts of $609,583 remained which will be amortized through March 2027.

The Initial Note is a senior unsecured obligation of the Company and has a maturity date of March 12, 2027, which may be extended at the option of the Holder with the express written consent of the Company pursuant to the terms of the Initial Note. The Initial Note bears interest at a rate to 5.25% per annum and may increase to a rate of 18.00% per annum upon the occurrence of an Event of Default (as defined in the Initial Note), for so long as such event remains uncured. Accrued interest will be paid on a monthly basis and, at the Company's option, will either be paid in cash or paid-in-kind in shares of Common Stock, subject to certain terms and conditions as set forth in the Initial Note. During the year ended April 30, 2025, the Company recorded interest expense of $21,144 on this note.

The holder of the Initial Note has the right to elect at any time to convert the Initial Note into shares of Class A common stock, so long as the aggregate number of shares of Class A common stock then beneficially owned by the holder (together with its affiliates) would not exceed 4.99% (the "Beneficial Ownership Limitation") of the number of shares of Class A Common Stock outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the Initial Note. The number of shares of Class A common stock issuable upon conversion of the Initial Note will be determined by dividing (x) the portion of the principal, interest, or other amounts outstanding under the Initial Note to be converted (the "Conversion Amount") by (y) the Conversion Price. The Conversion Price of the Initial Note is initially $1.38 per share of Class A common stock (the "Fixed Price"). Beginning on the effective date of the initial Registration Statement and on the same day of each successive month thereafter (each, a "Fixed Price Reset Date"), the Conversion Price will be reduced to the lower of (i) the then-effective Fixed Price and (ii) 95% of the lowest daily VWAP during the ten (10) consecutive trading days immediately prior to such Fixed Price Reset Date (the "Variable Price"). Additionally, on any trading day on which the aggregate trading value of the Class A common stock (as reported on Bloomberg) is equal to or greater than $500,000 between 4:00 a.m. and 11:00 a.m., New York time, the Conversion Price on such trading day (and only for such trading day) will be reduced to the lowest of (i) the then effective Variable Price, (ii) the lowest price traded on such trading day until the earlier of (A) 11:00 a.m., New York time, (B) the time a conversion notice is delivered pursuant to the Initial Note, subject to the Floor Price then in effect, and (C) the then effective Conversion Price. Upon the occurrence of an Event of Default, with respect to any Event of Default, the Alternate Conversion Price (as defined in the Initial Note) will be equal to the lower of (i) the then effective Conversion Price and (ii) 85% of the lowest daily VWAP during the ten (10) consecutive trading days immediately prior to the date that the Selling Stockholder delivers a conversion notice any time after the occurrence of an Event of Default.

The promissory note requires the Company to maintain, or cause to be maintained, as of the end of each Fiscal Quarter (and/or Fiscal Year, as applicable) a balance of available cash in an aggregate amount equal to or exceeding $500,000 (the "Financial Test" or "Financial Covenants"). The Company did not meet this test as of April 30, 2025, however it obtained a waiver letter from the lender. As of April 30, 2025, the outstanding balance of this note (net of unamortized OID and debt issuance costs of $609,583) was $584,199.

11. Convertible notes payable (cont.)

The Note Holder may exercise the Incremental Warrant, in whole or in part, in increments of up to $1,500,000, but subject to a minimum increment of $250,000, at any time prior to March 12, 2028. The Incremental Warrant also provides that the Company may request that the Holder exercise the Incremental Warrant if certain terms and conditions are satisfied as set forth in the Incremental Warrant. The aggregate exercise price to purchase the maximum aggregate principal amount of Additional Notes issuable under the Incremental Warrant is $5,947,500, which gives effect to an original issue discount of eight and a half percent (8.5%) for each such Additional Note issued upon the exercise of the Incremental Warrant. The Note Holder is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the ninetieth (90) Trading Day following the effective date of the initial Registration Statement (the "Initial Exercise Date") and on or prior to 5:00 p.m. (New York City time) on March 12, 2028 (the "Termination Date") but not thereafter, to subscribe for and purchase from Maison. The incremental warrant is contingent for exercise upon effectiveness of the initial registration statement, as of April 30, 2025, the initial registration statement was not effective yet and is under SEC review, however, the Company expects it will meet the registration effectiveness deadline described below.

On March 12, 2025, the Company also entered into a registration rights agreement (the "Registration Rights Agreement") with the Investor pursuant to which the Company agreed to register the resale of the Conversion Shares issued or issuable upon conversion of the Initial Note and any Additional Notes. The Registration Rights Agreement requires, among other things, the Company to file an initial resale registration statement covering the Conversion Shares with the SEC within 30 calendar days after the Closing Date. The Company is obligated to use its best efforts to have the registration statement declared effective by the SEC as soon as practicable, but in no event later than the 60th calendar day following the Closing Date (the "Effectiveness Deadline"). However, in the event the Company is notified by SEC that the registration statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline will be accelerated to the fifth business day following the date on which the Company is so notified if such date precedes the initial Effectiveness Deadline. In the event the registration statement is subject to a full SEC review, or the Company is required to update the financial statements therein, which causes the registration statement not to be declared effective by the Effectiveness Deadline, the Effectiveness Deadline will automatically be deemed to be extended for so long as necessary, provided that the Company is using its best efforts to promptly respond to and satisfy the requests of the SEC. During any such period, the Company will not be in default of satisfying the Effectiveness Deadline.

Derivative liability

The convertible promissory note is convertible into a variable number of shares of common stock. Based on the requirements of ASC 815 Derivatives and Hedging, the conversion feature represented an embedded derivative that is required to be bifurcated and accounted for as a separate derivative liability. The derivative liability is originally recorded at its estimated fair value and is required to be revalued at each conversion event and reporting period. Changes in the derivative liability fair value are reported in operating results for each reporting period.

The Company valued the conversion feature of the convertible note on the date of issuance resulting in an initial liability of $1,806,218. Upon issuance, the Company valued the conversion feature using the Black-Scholes option pricing model with the following assumptions: the initial conversion prices of $1.38, the closing stock price of the Company's common stock on the date of valuation of $1.49, an expected dividend yield of 0%, expected volatility of 100%, risk-free interest rate ranging of 4.01%, and an expected term of two years.

During the year ended April 30, 2025, there was no conversion for the convertible note. On April 30, 2025, the derivative liability on the outstanding convertible note were revalued at $1,004,230 resulting in a gain of $801,988 for the year ended April 30, 2025, related to the change in fair value of the derivative liability. The derivative liability was revalued using the Black-Scholes option pricing model with the following assumptions: exercise prices of $1.38, the closing stock price of the Company's common stock on the date of valuation of $1.00, an expected dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.01%, and an expected term of 1.86 years.

12. Loan payables

A summary of the Company's loans was listed as follows:

Lender	Due date	April 30, 2025	April 30, 2024
U.S. Small Business Administration	June 15, 2050	2,616,050	2,561,299
Total loan payables		**2,616,050**	**2,561,299**
Current portion of loan payables.		(62,212)	(65,098)
Non-current loan payables	$ **2,553,838**	$ **2,496,201**

U.S. Small Business Administration (the "SBA")

Borrower	Due date	April 30, 2025	April 30, 2024
Maison Monrovia	June 15, 2050	$ 150,000	$ 145,071
Maison San Gabriel.	June 15, 2050	1,967,874	1,933,394
Maison El Monte.	June 15, 2050	498,176	482,834
Total SBA loan payables		$ **2,616,050**	$ **2,561,299**

On June 15, 2020, Maison Monrovia entered into a $150,000 Business Loan Agreement with the SBA at 3.75% annual interest rate and a maturity date on June 15, 2050.

On June 15, 2020, Maison San Gabriel entered into a $150,000 Business Loan Agreement with the SBA at 3.75% annual interest rate and a maturity date on June 15, 2050. On January 12, 2022, Maison San Gabriel entered into an additional $1,850,000 Business Loan Agreement with the SBA at 3.75% annual interest rate and a maturity date on June 15, 2050.

On June 15, 2020, Maison El Monte entered into a $150,000 Business Loan Agreement with SBA at 3.75% annual interest rate and a maturity date on June 15, 2050. On January 6, 2022, Maison El Monte entered into an additional $350,000 Business Loan Agreement with the SBA at 3.75% annual interest rate and a maturity date on June 15, 2050.

Per the SBA loan agreement, all interest payments on these three loans were deferred to December 2022. As of April 30, 2025 and 2024, the Company's aggregate balance on the three SBA loans was $2,616,051 and $2,561,299, respectively. During the year ended April 30, 2025 and 2024, the Company made aggregate repayment of the SBA loans of $156,120 and $156,120 (which includes principal of and interest expense).

As of April 30, 2025, the future minimum principal amount of loan payments to be paid by year were as follows:

Year Ending April 30,	Amount
2026.	$ 62,212
2027.	62,212
2028.	62,212
2029.	62,212
2030.	62,212
Thereafter	2,304,990
Total	$ 2,616,050

13. Related party balances and transactions

Related party transactions

Sales to related parties

Name of Related Party	Nature	Relationship	Year ended April 30, 2025	Year ended April 30, 2024
United Food LLC	Supermarket product sales	John Xu, the Company's Chief Executive Officer, Chairman and President, ultimately owns 24% of United Food, LLC	$ 4,385	$ 12,564
HKGF Market of Arcadia, LLC . .	Supermarket product sales	Maison owns 49% equity interest	288,726	119,730
Grantstone, Inc.	Supermarket product sales	John Xu, indirectly owns this entity with 100% ownership	1,232	1,232
HKGF Market of Alhambra, Inc.	Supermarket product sales	Grace Xu, spouse of John Xu, controls this entity with 90% ownership, Maison owns the remaining 10%	99,113	236,681
Total			$ 393,456	$ 372,598

Purchases from related parties

Name of Related Party	Nature	Relationship	Year Ended April 30, 2025	Year Ended April 30, 2024
United Food, LLC	Supermarket product sales	John Xu, the Company's Chief Executive Officer, Chairman and President, ultimately owns 24% of United Food, LLC	$ 12,223	$ 42,257
HKGF Market of Arcadia, LLC . .	Supermarket product sales	Maison owns 49% equity interest	67,856	52,913
Dai Cheong Trading Co Inc.	Import and wholesales of groceries	John Xu, controls this entity with 90% ownership through DC Holding CA, Inc., Maison owns the remaining 10%	787,064	179,963
HKGF Market of Alhambra, Inc.	Supermarket product sales	Grace Xu, spouse of John Xu, controls this entity with 90% ownership, Maison owns the remaining 10%	42,111	4,068
Total			$ 909,254	$ 279,201

Investment in equity purchased from related parties

Name of Investment Company	Nature of Operation	Investment percentage	Relationship	As of April 30, 2025	As of April 30, 2024
Dai Cheong Trading Co Inc.	Import and wholesales of groceries	10%	John Xu, the Company's Chief Executive Officer, Chairman and President, controls this entity with 90% ownership through DC Holding CA, Inc., Maison owns the remaining 10%	$ 162,665	$ 162,665
HKGF Market of Alhambra, Inc.	Supermarket product sales	10%	Grace Xu, spouse of John Xu, controls this entity with 90% ownership, Maison owns the remaining 10%	—	40,775
Total				$ 162,665	$ 203,440

13. Related party balances and transactions (cont.)

In May 2021, the Company purchased a 10% equity interest in Dai Cheong Trading Company Inc., a grocery trading company, for $162,665 from DC Holding CA, Inc. DC Holding CA, Inc. is owned by John Xu, the Chief Executive Officer, Chairman and President of the Company.

In December 2021, the Company purchased a 10% equity interest in HKGF Market of Alhambra, Inc, the legal entity holding the Alhambra Store (as defined below) for $40,775 from Ms. Grace Xu, a related party as the spouse of Mr. John Xu, the Chief Executive Officer, Chairman and President of the Company. HKGF Market of Alhambra was temporarily shut down at the end of September 2024 as a result of a strategic operating decision by HKGF Market of Alhambra's management but was later reopened on December 15, 2024. Accordingly, the Company recorded $40,775 investment loss during the year ended April 30, 2025.

Related party balances

Accounts receivable — sales to related parties

Name of Related Party	Nature	Relationship	April 30, 2025	April 30, 2024
HKGF Market of Arcadia, LLC.	Supermarket product sales	Maison owns 49% equity interest	$ 62,444	$ 10,922
HKGF Market of Alhambra, Inc.	Supermarket product sales	Grace Xu, spouse of John Xu, controls this entity with 90% ownership, Maison owns the remaining 10%	19,223	79,258
JC Business Guys, Inc.	Supermarket product sales	Shareholder with 51% equity interest of HKGF Market of Arcadia, LLC	66,728	66,728
Grantstone Inc.	Supermarket product sales	John Xu, indirectly owns this entity with 100% ownership	11,864	10,550
United Food, LLC	Supermarket product sales	John Xu, ultimately owns 24% of United Food, LLC	312,647	292,189
Total			$ 472,907	$ 459,647

Accounts payable — purchase from related parties

Name of Related Party	Nature	Relationship	April 30, 2025	April 30, 2024
Hong Kong Supermarket of Monterey Park, Ltd.	Due on demand, non-interest bearing	John Xu, controls this entity	$ 440,166	$ 440,166
HKGF Market of Alhambra, Inc.	Supermarket product sales	Grace Xu, spouse of John Xu, controls this entity with 90% ownership, Maison owns the remaining 10%	54,251	
Dai Cheong Trading Co Inc.	Import and wholesales of groceries	John Xu, controls this entity with 100% ownership through DC Holding CA, Inc. prior to the 10% equity interest acquisition by Maison	41,956	30,439
Total			$ 536,373	$ 470,605

13. Related party balances and transactions (cont.)

Other receivables — related parties

Name of Related Party	Nature	Relationship	April 30, 2025	April 30, 2024
Ideal Investment	Due on demand, non-interest bearing	John Xu, has majority ownership of this entity	$ 3,995	$ 3,995
Ideal City Capital	Due on demand, non-interest bearing	John Xu, has majority ownership of this entity	30,000	30,000
HKGF Market of Arcadia, LLC.	Due on demand, non-interest bearing	Maison owns 49% equity interest	95,000	
Total			$ 128,995	$ 33,995

Other payables — related parties

Name of Related Party	Nature	Relationship	April 30, 2025	April 30, 2024
John Xu	due on demand, non-interest bearing	The Company's Chief Executive Officer, Chairman and President	$ 222,049	$ 200,810
Grace Xu	due on demand, non-interest bearing	Spouse of John Xu	40,775	40,775
New Victory Foods Inc	due on demand, non-interest bearing	John Xu, owns this entity with 100% ownership	250,000	250,000
Total			$ 512,824	$ 491,586

14. Leases

The Company accounted for leases in accordance with ASU No. 2016-02, Leases (Topic 842) for all periods presented. The Company leases certain supermarkets and office facilities from third parties. Some of the Company's leases include one or more options to renew, which are typically at the Company's sole discretion. The Company evaluates the renewal options, and when it is reasonably certain of exercise, it will include the renewal period in its lease term. New lease modifications result in re-measurement of the right of use ("ROU") assets and lease liabilities. Operating ROU assets and lease liabilities are recognized at the lease commencement date, based on the present value of lease payments over the lease term. Since the implicit rate for the Company's leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments in a similar economic environment and over a similar term.

The Company's leases mainly consist of store rent and copier rent. The store lease detail information is listed below:

Store	Lease Term Due
Maison Monrovia*	August 31, 2055 (with extension)
Maison San Gabriel	November 30, 2030
Maison El Monte**	July 14, 2028
Maison Monterey Park	May 1, 2028
Lee Lee – Peoria store	January 31, 2044 (with extension)
Lee Lee – Chandler store	February 8, 2049 (with extension)
Lee Lee – Tucson store	December 31, 2050 (with extension)

---

*   On April 1, 2023, the Company renewed lease of Maison Monrovia for additional five years with new monthly based rent of $40,000 for first year and 3% increase for each of the next four years. On July 6, 2023, the Company and the lessor entered an amendment to lease, pursuant to which the lessor will provide monthly basic rent abatement of $5,000 from

14. Leases (cont.)

August 1, 2023 through March 31, 2024, $2,500 from April 1, 2024 through March 31, 2025, and $1,000 from April 1, 2025 through March 31, 2026. As a result of increased monthly base rent, the Company remeasured the lease and determined the ROU and lease liability of this lease increased by $3.62 million for each.

** Lease for Maison El Monte was terminated early on June 7, 2025. For more information, see Note 21.

As of April 30, 2025, the average remaining term of the supermarkets' store lease was 15.80 years. As of April 30, 2024, the average remaining term of the supermarkets' store lease was 16.80 years.

In June and November 2022, the Company entered three leases for three copiers with terms of 63 months for each. In January 2024, Maison El Monte entered a lease for copy with terms of 63 months. As of April 30, 2025, the average remaining term of the copier lease was 2.87 years. As of April 30, 2024, the average remaining term of the copier lease is 3.87 years.

The copier lease detail information was listed below:

Store	Lease Term Due
Maison Monrovia	January 1, 2028
Maison San Gabriel	January 1, 2028
Maison Monterey Park	August 1, 2027
Maison El Monte	March 10, 2029

The Company's total lease expenses under ASC 842 are $4.50 million and $3.22 million for the years ended April 30, 2025 and 2024, respectively. The Company's ROU assets and lease liabilities are recognized using an effective interest rate of range from 4.5% to 7.50%, which was determined using the Company's incremental borrowing rate.

The Company's operating ROU assets and lease liabilities were as follows:

	April 30, 2025	April 30, 2024
Operating ROU:		
ROU assets – supermarket leases	$ 38,034,988	$ 40,695,438
ROU assets – copier leases	24,007	31,209
Total operating ROU assets	$ 38,058,995	$ 40,726,647

	April 30, 2025	April 30, 2024
Operating lease obligations:		
Current operating lease liabilities	$ 4,186,193	$ 4,088,678
Non-current operating lease liabilities	36,763,887	39,015,252
Total lease liabilities	$ 40,950,080	$ 43,103,930

14. Leases (cont.)

As of April 30, 2025, the five-year maturity of the Company's operating lease liabilities excluding the Maison El Monte lease was as following:

Twelve Months Ended April 30,	Operating lease liabilities
2026.	$ 3,471,193
2027.	3,483,109
2028.	3,526,846
2029.	2,717,078
2030.	2,714,160
Thereafter	49,417,541
Total future undiscounted lease payments	65,329,927
Less: interest	(26,681,206)
Present value of lease liabilities	$ 38,648,721

15. Stockholder's equity

Common stock

Maison was initially authorized to issue 500,000 shares of common stock with a par value of $0.0001 per share. On September 8, 2021, the total number of authorized shares of all classes of stock was increased to 100,000,000 by way of a 200-for-1 stock split, among which, the authorized shares were divided into (i) 95,000,000 shares of common stock, par value of $0.0001 per share (the "common stock") of which (a) 92,000,000 shares shall be a series designated as Class A common stock (the "Class A common stock"), and (b) 3,000,000 shares shall be a series designated as Class B common stock (the "Class B common stock"), and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share (the "preferred stock"). For the Class A common stock and Class B common stock, the rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one (1) vote. Each share of Class B common stock is entitled to ten (10) votes and is convertible at any time into one share of Class A common stock. As of April 30, 2025, John Xu, the Company's Chief Executive Officer, Chairman and President, holds all of our outstanding shares of Class B common stock. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively adjusted to reflect (i) the increase of share capital as if the change of share numbers became effective as of the beginning of the first period presented for Maison Group and (ii) the reclassification of all outstanding shares of our common stock beneficially owned by Golden Tree USA Inc. into Class B common stock, which are collectively referred to as the "Reclassification."

Warrants

On October 10, 2023, the Company issued the Underwriter non-redeemable warrants (the "Underwriter Warrants") to purchase an amount equal to five (5%) percent of 2,500,000 shares of Class A Common Stock sold in the Company's initial public offering (the "IPO") on October 10, 2023. The Company issued 125,000 Underwriter Warrants, which is exclusive of the over-allotment option, pursuant to the Underwriting Agreement. The Underwriter Warrants became exercisable one hundred eighty (180) days after the commencement of sales of the IPO (April 1, 2024) and remain exercisable until the fifth anniversary of the effective date of the IPO (April 1, 2029). The

15. Stockholder's equity (cont.)

Company accounted for the Underwriter Warrants issued based on the fair value ("FV") method under FASB ASC Topic 505, and the FV of the Underwriter Warrants was calculated using the Black-Scholes model under the following assumptions: life of 5 years, volatility of 100%, risk-free interest rate of 4.26% and dividend yield of 0%. The FV of the Underwriter Warrants issued at the grant date was $382,484. The Underwriter Warrants issued in this financing were classified as equity instruments.

Following is a summary of the activities of warrants for the year ended April 30, 2025:

	Number of Warrants	Exercise Price	Weighted Average Remaining Contractual Term in Years
Outstanding as of April 30, 2024	125,000	$ 4.80	4.42
Exercisable as of April 30, 2024	—	—	—
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Outstanding as of April 30, 2025	125,000	$ 4.80	3.32
Exercisable as of April 30, 2025	—	—	—

16. Income taxes

Maison is a Delaware holding company that is subject to the U.S. income tax of 21%. Maison Monrovia and Maison San Gabriel are pass through entities whose income or losses flow through Maison Solution's income tax return. Maison El Monte and Maison Monterey Park are Subchapter C corporation ("C-Corp") incorporated in the state of California, are subject to U.S. income tax of 21% and California state income tax of 8.84%. Lee Lee was a Subchapter S corporation ("S-Corp") incorporated in the state of Arizona prior to the acquisition by Maison, and was converted into a Limited Liability Company ("LLC") on June 10, 2024. Both the S-Corp and LLC are pass through entities whose income or losses flow through Maison Solution's income tax return.

The provision for income taxes provisions consisted of the following components:

	Year ended April 30, 2025	Year ended April 30, 2024
Current:		
Federal income tax expense	$ 166,783	$ 312,010
State income tax expense	95,552	140,250
Deferred:		
Federal income tax benefit	(75,669)	(9,136)
State income tax benefit	(12,677)	(2,562)
Total	**$ 173,989**	**$ 440,562**

16. Income taxes (cont.)

The following is a reconciliation of the difference between the actual (benefit) provision for income taxes and the (benefit) provision computed by applying the federal statutory rate on income (loss) before income taxes:

	Year ended April 30, 2025	Year ended April 30, 2024
Federal statutory rate expense (benefit)	229,929	(618,758)
State statutory rate, net of effect of state income tax deductible to federal income tax	(7,384)	(185,283)
Permanent difference – penalties, interest, and others	121,442	32,047
Utilization of NOL	(847,792)	—
Change in valuation allowance	677,794	1,212,556
Tax expense per financial statements	173,989	440,562

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred taxes were comprised of the following:

	April 30, 2025	April 30, 2024
Deferred tax assets:		
Bad debt expense	$ 75,141	$ 66,888
Inventory impairment loss	78,988	38,279
Investment loss	294,983	150,684
Lease liabilities, net of ROU	796,543	660,713
NOL	871,411	1,125,192
Valuation allowance	(2,079,374)	(2,026,613)
Deferred tax assets, net	$ 37,692	$ 15,143
Deferred tax liability:		
Trademark acquired at acquisition of Maison Monterey Park and Lee Lee	$ 1,221,606	$ 1,287,403
Deferred tax liability, net of deferred tax assets	$ 1,183,914	$ 1,272,260

As of April 30, 2025 and 2024, Maison and Maison El Monte had approximately $2.05 million and $3.20 million, respectively, of U.S. federal NOL carryovers available to offset future taxable income which do not expire but are limited to 80% of income until utilized. As of April 30, 2025 and 2024, Maison and Maison El Monte had approximately $3.20 million and $3.56 million, respectively, of California state net operating loss which can be carried forward up to 20 years to offset future taxable income. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends upon the Company's future generation of taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance.

The Company recorded $0 and $10,985 of interest and penalties related to understated income tax payments for the years ended April 30, 2025 and 2024, respectively.

As of April 30, 2025, the Company's U.S. income tax returns filed for the year ending on December 31, 2021 and thereafter are subject to examination by the relevant taxation authorities.

17. Other income

For the year ended April 30, 2025, other income mainly consisted of 1) $2.6 million income from sell of software license of two software systems (the smart shelf display and store design software and the supply chain management software) to four licensees for granting them the perpetual, non-exclusive and non-transferable license to utilize both software systems (See Note 6), 2) $0.80 million from change in fair value of derivative liability of a convertible note, 3) $0.45 million consulting income for providing other non-related supermarkets the comprehensive consulting services aiming at enhancing operational efficiency, optimizing resource allocation, and supporting overall business growth, and 4) $0.19 million other income.

For the year ended April 30, 2024, other income mainly consisted of $0.38 million employee retention credit ("ERC") received (after net-off with investment loss of $28,456). The ERC is a tax credit for businesses that continued to pay employees while shut down due to the COVID-19 pandemic or had significant declines in gross receipts from March 13, 2020 to December 31, 2021.

18. Commitments and contingencies

Contingencies

The Company is otherwise periodically involved in various legal proceedings that are incidental to the conduct of its business, including, but not limited to, employment discrimination claims, customer injury claims, and investigations. When the potential liability from a matter can be estimated and the loss is considered probable, the Company records the estimated loss. Due to uncertainties related to the resolution of lawsuits, investigations, and claims, the ultimate outcome may differ from the estimates. Although the Company cannot predict with certainty the ultimate resolution of any lawsuits, investigations, and claims asserted against it, management does not believe any currently pending legal proceeding to which the Company is a party will have a material adverse effect on its financial statements.

On January 2, 2024, the Company and our executive officers and directors, as well as Joseph Stone Capital LLC, and AC Sunshine Securities LLC, the underwriters in the Company's initial public offering (together, the "Defendants"), were named in a class action complaint filed in the Supreme Court of the State of New York alleging violations of Sections 11 and 15 of the Securities Act of 1933, as amended (*Ilsan Kim v. Maison Solutions Inc., et. al*, Index No. 150024/2024). As relief, the plaintiffs are seeking, among other things, compensatory damages. On or about April 17, 2024, the parties agreed to stay the action in favor of the Rick Green matter described immediately below.

On January 4, 2024, the Defendants were named in a class action complaint filed in the United States District Court for the Central District of California alleging violations of Sections 11 and 15 of the Securities Act of 1933, as amended, as well as violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (*Rick Green and Evgenia Nikitina v. Maison Solutions Inc.,* et. al., Case No. 2:24-cv-00063). As relief, the plaintiffs are seeking, among other things, compensatory damages.

The Company and Defendants believe the allegations in both complaints are without merit and intend to defend each suit vigorously. It is reasonably possible that a loss may be incurred; however, the possible range of losses is not reasonably estimable given the pending status of the cases.

On April 9, 2024, a shareholder derivative action was brought by Shah Azad derivatively on behalf of the Company against John Xu, Tao Han, Alexandria Lopez, Bin Wang, Mark Willis, and Xiaoxia Zhang, and the Company itself as a nominal defendant. The complaint was filed in the United States District Court for the Central District of California, Case No. 2:24-cv-02897. On April 12, 2024, another derivative complaint was filed by Arnab Baral in the United States District Court Central District of California, Case No. 2:24-cv-03018. The two cases have since been consolidated, with the *Azad* case taking lead. The lawsuits allege breaches of fiduciary duty, abuse of

18. Commitments and contingencies (cont.)

control, unjust enrichment, gross mismanagement, waste of corporate assets, and contribution under Section 11(f) of the Securities Act and Section 21D of the Exchange Act. The claims arise from the allegations underlying the class action securities lawsuits. On July 19, 2024, the Court ordered the Azad case stayed until a motion to dismiss is heard in the class action securities action. The Company is not able to make a reasonable estimate about the amount of contingent loss of these cases at current stage.

On September 8, 2023, a complaint was filed by former employee against Maison San Gabriel for wrongful termination and labor law violation. Maison San Gabriel filed a general denial in November 2023. Status conference is scheduled for July 1, 2025, and final status conference is scheduled for February 26, 2026. Trial is scheduled for March 9, 2026. In the complaint, the plaintiff's counsel asked for a range of $300,000 to $3,000,000. On August 4, 2025, both parties reached a confidential settlement agreement and release, the Company agreed to pay $25,000 to plaintiff in exchange for plaintiff's release of all claims.

On September 3, 2024, a claim was filed against Maison El Monte alleging violations of the Unruh Civil Rights Act and the California Disabled Persons Act for building not having adequate access for disabilities. The case Management Conference is scheduled for January 30, 2025. On April 8, 2025, both parties reached a confidential settlement agreement and release of claims, and the Company agreed to pay $6,000 to settle the case.

On October 17, 2024, a complaint was filed against HKGF Alhambra, HKGF Arcadia, Maison El Monte, Maison San Gabriel, Maison Monrovia, Maison Monterey Park and Tion Hin for unpaid invoices of seafood purchase for $115,388.39. The case management conference is scheduled for August 4, 2025. The management is not able to estimate the outcome of the case due to early stage of the case.

Commitments

On April 19, 2021, JD E-commerce America Limited ("JD US") and the Company entered into a Collaboration Agreement (the "Collaboration Agreement") pursuant to which JD.com will provide services to Maison focused on updating in store technology through the development of a new mobile app, the updating of new in-store technology, and revising store layouts to promote efficiency. The Collaboration Agreement provided for a consultancy and initialization fee of $220,000, 40% of which was payable within three (3) days of effectiveness, 40% of which is due within three (3) days of the completion and delivery of initialization services (including initializing of a feasibility plan, store digitalization, delivery of online retailing and e-commerce business and operational solutions for the Stores) as outlined in the Collaboration Agreement, and the remaining 20% is payable within three (3) days of the completion and delivery of the implementation services (including product and merchandise supply chain configuration, staff training for operation and management of the digital solutions, installation and configuration of hardware, customization of software, concept design and implementation), as outlined in the Collaboration Agreement. The Collaboration Agreement also included certain additional storage and implementation fees to be determined by the parties and royalty fees, following the commercial launch of the platform developed by JD US, of 1.2% of gross merchandise value based on information generated by the platform. For each additional store requiring Consultancy and Initialization service, an additional $50,000 will be charged for preparing the feasibility plan for such additional store. The Collaboration Agreement has an initial term of 10 years and customary termination and indemnification provisions. Simultaneously with the effectiveness of the Collaboration Agreement, JD US and Maison entered into an Intellectual Property License Agreement (the "IP Agreement") outlining certain trademarks, logos and designs, and other intellectual property rights used in connection with the retail supermarket operations outlined in the Collaboration Agreement, which includes an initial term of 10 years and customary termination provisions. There are no additional licensing fees or costs associated with the IP Agreement. As of the date of this report, there is no new progress on the collaboration agreement with JD US.

19. Acquisition of subsidiary

On April 4, 2024, AZLL, an Arizona limited liability company and a wholly-owned subsidiary of Maison, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Meng Truong ("Meng Truong") and Paulina Truong ("Paulina Truong" and, together with Meng Truong, the "Sellers"), pursuant to which AZLL purchased 100% of the outstanding equity interests in Lee Lee from the Sellers. The transaction closed on April 8, 2024.

Pursuant to the Stock Purchase Agreement, AZLL agreed to pay to the Sellers an aggregate purchase price of approximately $22.2 million, subject to certain adjustments as set forth in the Stock Purchase Agreement, consisting of: (i) $7.0 million in cash paid immediately at the closing of the transaction, and (ii) the Secured Note agreement with an original principal amount of approximately $15.2 million, subject to certain adjustments as set forth in the Senior Secured Note Agreement. In addition, the Purchase Agreement contained customary representations and warranties, and indemnification, non-competition, non-solicitation and confidentiality provisions.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. Goodwill as a result of the acquisition of Lee Lee was calculated as follows:

Total purchase considerations*	$ 22,126,065
Fair value of tangible assets acquired:	
Cash (restated)	2,074,298
Other receivables	155,010
Property and equipment	1,574,818
Security deposits	485,518
Inventory	4,731,664
Operating lease right-of-use assets,	20,271,511
Intangible assets (trademark) acquired	5,000,000
Total identifiable assets acquired	34,292,819
Fair value of liabilities assumed:	
Accounts payable	(2,348,465)
Contract liabilities	(13,035)
Accrued liabilities and other payables	(402,894)
Due to related parties	(485,518)
Tenant security deposits	(13,800)
Operating lease liabilities	(20,320,131)
Deferred tax liability	(1,243,550)
Total liabilities assumed	(24,827,393)
Net identifiable assets acquired	9,465,426
Goodwill as a result of the acquisition	$ 12,660,638

* Includes purchase price adjustments for 1) reducing purchase price by $80,000 for the accrued sick-pay liability of Lee Lee prior to the closing date, and 2) increasing purchase price by $18,032 to compensate Sellers for the Sellers' security deposit for the Peoria Lease which shall be left for AZLL.

The following condensed unaudited pro forma consolidated results of operations for the Company for the year ended April 30, 2024 present the results of operations of the Company and Lee Lee as if the acquisition occurred on May 1, 2023.

19. Acquisition of subsidiary (cont.)

The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

	For the year ended April 30, 2024 (Unaudited)
Revenue	$ 131,058,149
Operating costs and expenses	133,428,785
Income from operations	(2,370,636)
Other income	588,694
Income tax expense	(592,274)
Net income	$ (2,374,216)

20. Restatement

During the preparation of this annual report, the Company determined that it had not appropriately accounted for certain historical transactions under US GAAP. In accordance with Staff Accounting Bulletin ("SAB") 99, Materiality, and SAB 108, Considering the Effects of Prior Period Misstatements when Quantifying Misstatements in Current Period Financial Statements, the Company evaluated the materiality of the errors from qualitative and quantitative perspectives, individually and in aggregate, and concluded that the errors were material to the Consolidated Balance Sheet as of April 30, 2024. The Company has restated the impacted financial statements for the period, and presented the effects of the restatement adjustments to the statement below.

The restatement included an increase of cash balance of $2,074,298 that the Company acquired from the acquisition of Lee Lee and decreased the goodwill arising from the acquisition of Lee Lee for the same amount.

The following table presents the effects of the restatement on the accompanying consolidated balance sheet at April 30, 2024:

	As Previous Reported	Adjustment	As Restated
Cash	$ —	$ 2,074,298	$ 2,074,298
Goodwill	16,957,147	(2,074,298)	14,882,849
TOTAL ASSETS	$ 82,397,143	$ —	$ 82,397,143

The following table presents the effects of the restatement on the accompanying consolidated statement of cash flows for the year ended April 30, 2024:

Cash flow from investing activities	As Previous Reported	Adjustment	As Restated
Cash acquired from acquisition of Lee-Lee	$ —	$ 2,074,298	$ 2,074,298
Net cash used in investing activities	(12,207,132)	2,074,298	(10,132,834)
Net changes in cash and restricted cash	(2,569,766)	2,074,298	(495,468)
Cash and restricted cash at the end of the year	$ 1,101	$ 2,074,298	$ 2,075,399

21. Subsequent event

The Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events. The Company evaluated subsequent events through the date the financial statements were issued and determined the following events need to be disclosed.

Lease termination

On June 7, 2025, Maison EL Monte, Inc. entered into a lease termination agreement with Jendo Ermi, LP ("Lessor"). Pursuant to the agreement, the lessee Maison El Monte agreed to pay the lessor a total sum of One Hundred Thousand Dollars ($100,000) as consideration for the lessor's agreement to terminate the lease and release the lessee from all obligations and liabilities under the lease, including, but not limited to, any outstanding rent. The Company closed Maison El Monte store accordingly. The strategic decision to close Maison El Monte store is part of the Company's ongoing commitment to improve its profitability and support sustainable growth.

The following condensed unaudited pro forma consolidated balance sheet as of April 30, 2025 presents the Company's consolidated balance sheet as if the disposal of Maison El Monte occurred on April 30, 2025.

		As of April 30, 2025
ASSETS		
CURRENT ASSETS		
Cash.	$	768,701
Accounts receivable		2,656,215
Accounts receivable – related parties		319,170
Inventories, net		5,324,268
Prepayments		2,364,609
Other receivables and other current assets		261,847
Other receivables – related parties		128,995
Total current assets		**11,823,805**
NON-CURRENT ASSETS		
Property and equipment, net		1,646,056
Intangible assets, net		7,408,036
Security deposits		841,658
Investment under cost method		75,000
Investment under cost method – related parties		162,665
Investment under equity method		848,493
Operating lease right-of-use assets, net		35,693,340
Goodwill		14,882,849
Total non-current assets		**61,558,097**
TOTAL ASSETS	**$**	**73,381,902**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank overdraft.	$	1,192,205
Accounts payable		6,771,742
Accounts payable – related parties		494,815
Accrued expenses and other payables.		1,949,643
Other payables – related parties		441,936
Income tax payable		661,408
Contract liabilities.		616,340
Operating lease liabilities, current		3,403,852
Loan payable, current		51,015
Notes payable, current.		4,887,094
Total current liabilities		**20,470,050**

	As of April 30, 2025
NON-CURRENT LIABILITIES	
Long-term loan payable	2,066,858
Security deposit from sub-tenants.	85,078
Operating lease liabilities, non-current.	35,180,573
Notes payable, non-current.	754,966
Convertible notes payable, net of unamortized OID and debt issuance costs of $609,583	584,199
Derivative liability.	1,004,230
Deferred tax liability, net	1,183,914
Total non-current liabilities	**40,859,818**
TOTAL LIABILITIES	**61,329,868**
STOCKHOLDER'S EQUITY	
Other equity	13,393,961
Accumulated deficit	(1,341,927)
Total Stockholders' equity	**12,052,034**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 73,381,902**

The following condensed unaudited pro forma consolidated results of operations present the results of operations of the Company, as if the disposal of Maison El Monte occurred on May 1, 2024 and 2023, respectively.

	Years ended April 30,	
	2025	2024
Revenue.	$ 117,791,233	$ 50,974,637
Cost of goods sold.	92,323,635	40,826,427
Gross profit.	25,467,598	10,148,210
Operating expenses		
Selling expenses	18,083,749	8,795,452
General and administrative expenses	7,421,588	3,778,642
Total operating expenses.	25,505,337	12,574,094
Loss from operations.	(37,739)	(2,425,884)
Other income (expense), net.	2,366,756	(236,319)
Income (loss) before income taxes	2,329,017	(2,662,203)
Income tax expenses.	139,095	420,684
Net income (loss) before noncontrolling interest	2,189,922	(3,082,887)
Less: net loss attributable to noncontrolling interests.	(142,655)	(21,488)
Net income (loss) attributable to Maison Solutions, Inc.	$ 2,332,577	$ (3,061,399)

The following table summarizes the carrying value of the assets and liabilities of discontinued operations Maison El Monte at April 30, 2025.

Cash.	$ 9,005
Accounts receivable	2,310
Accounts receivable – other subsidiaries	192,488
Accounts receivable – related parties	148,500
Other current assets.	507,969
Inventory.	430,656
Operating lease right-of-use assets, net	2,365,655
Fixed assets, net	387,876
Security deposits.	114,350
Goodwill	
Intangible assets	11,776
Total assets	$ 4,170,585
Bank overdraft.	$ 254,478
Accounts payable	1,389,090
Accounts payable – other subsidiaries	21,957
Accounts payable – related Parties	36,321
Accrued liability and other payables.	61,340
Due to related parties	70,888
Lease liabilities.	2,365,655
Other liabilities.	629,916
Total liabilities.	$ 4,829,645

The following tables shows the results of operations relating to discontinued operations Maison El Monte for the years ended April 30, 2025 and 2024, respectively.

	Years ended April 30,	
	2025	**2024**
Revenue.	$ 6,426,247	$ 7,068,524
Cost of goods sold.	5,551,294	5,595,637
Gross profit.	874,953	1,472,887
Operating expenses		
Selling expenses	1,635,087	1,360,376
General and administrative expenses	467,133	390,633
Total operating expenses.	2,102,220	1,751,009
Loss from operations.	(1,227,267)	(278,122)
Other expense, net.	(6,852)	(6,142)
Loss before income taxes	(1,234,119)	(284,264)
Income tax expenses.	34,894	19,878
Net loss before noncontrolling interest.	(1,269,013)	(304,142)
Less: net loss attributable to noncontrolling interests.	(105,709)	(25,335)
Net loss attributable to Maison Solutions, Inc..	$ (1,163,304)	$ (278,807)

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, and the information described below in this Item 9A, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at April 30, 2025 due to the previously identified material weaknesses described below.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect errors or misstatements in our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of April 30, 2025, based on the framework set forth in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was not effective as of April 30, 2025 due to the previously identified material weaknesses described below.

Management has implemented remediation steps as described below to improve our internal control over financial reporting. We plan to further improve this process by enhancing access to accounting literature, identification of third-party professionals with whom to consult regarding complex accounting applications and consideration of additional staff with the requisite experience and training to supplement existing accounting professionals.

This Annual Report on Form 10-K does not include an attestation report of our internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

Material Weaknesses in Internal Control over Financial Reporting

We identified material weaknesses in our internal control over financial reporting at April 30, 2025 as set forth below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Notwithstanding the material weaknesses in our internal control over financial reporting, we have concluded that the consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States of America.

Management has determined that the Company has the following material weaknesses in its internal control over financial reporting, which continue to exist as of April 30, 2025, as related to: (i) insufficient full-time employees with the necessary levels of accounting expertise and knowledge to compile and analyze consolidated financial statements and related disclosures in accordance with U.S. GAAP and address complex accounting issues under U.S. GAAP; (ii) the lack of timely related party transaction monitoring and the failure to keep a related party list and keep records of related party transactions on a regular basis; (iii) the failure to keep an up-to-date perpetual inventory control system or timely perform company-wide inventory count at or near its fiscal year-end date. Specifically, maintaining records for inbound warehouse purchases or have specialized personnel to scan goods into the warehouse on a timely basis; (iv) the lack of adequate policies and procedures in control environment and control activities to ensure that the Company's policies and procedures have been carried out as planned; (v) information technology general control in the areas of: (1) Risk and Vulnerability Assessment; (2) Selection and Management/Monitoring of Critical Vendors; (3) System Development and Change Management; (4) Backup Management; (5) System Security & Access: Deficiency in the Area of Audit Trail Record Control, Password Management, Vulnerability Scanning or Penetration Testing; (6) Segregation of Duties, Privileged Access, and Monitoring Controls; and (7) System Monitoring and Incident Management; and (vi) accounting personnel have the ability in the accounting system to prepare, review, and post the same accounting journal entry.

Plan of Remediation of Material Weakness in Internal Control Over Financial Reporting

As initially reported in our Annual Report on Form 10-K for the fiscal year ended April 30, 2023, following the identification and communication of the material weaknesses, management commenced remediation actions relating to the material weaknesses beginning in the first quarter of fiscal year 2024.

We have taken, and are taking, certain actions to remediate the material weakness related to our lack of U.S. GAAP experience. We plan to hire additional credentialed professional staff and consulting professionals with greater knowledge and experience of U.S. GAAP and related regulatory requirements to oversee our financial reporting process in order to ensure our compliance with U.S. GAAP and other relevant securities laws. In addition, we plan to provide additional training to our accounting personnel on U.S. GAAP, and other regulatory requirements regarding the preparation of financial statements. Until such time as we hire qualified accounting personnel with the requisite U.S. GAAP knowledge and experience and train our current accounting personnel, we have engaged an outside CPA with U.S. GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended April 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except as described above.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 of Part III of Form 10-K (other than certain information required by Item 401 of Regulation S-K with respect to our executive officers, which is provided under Item 1 of Part I of this Annual Report) will be set forth in an amendment to this Annual Report, which will be filed with the SEC within 120 days of the end of the fiscal year to which this Annual Report on Form 10-K relates.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Part III of Form 10-K will be set forth in an amendment to this Annual Report, which will be filed with the SEC within 120 days of the end of the fiscal year to which this Annual Report on Form 10-K relates.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 of Part III of Form 10-K will be set forth in an amendment to this Annual Report, which will be filed with the SEC within 120 days of the end of the fiscal year to which this Annual Report on Form 10-K relates.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 of Part III of Form 10-K will be set forth in an amendment to this Annual Report, which will be filed with the SEC within 120 days of the end of the fiscal year to which this Annual Report on Form 10-K relates.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 of Part III of Form 10-K will be set forth in an amendment to this Annual Report, which will be filed with the SEC within 120 days of the end of the fiscal year to which this Annual Report on Form 10-K relates.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) We have filed the following documents as part of this Annual Report on Form 10-K:

1. The financial statements listed in the "Index to Financial Statements" on page F-1 are filed as part of this report.

2. Financial statement schedules are omitted because they are not applicable, or the required information is shown in the financial statements or notes thereto.

3. Exhibits included or incorporated herein: See below.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Maison Solutions Inc. (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
3.2	Amended and Restated Bylaws of Maison Solutions Inc. (incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
4.2	Form of Underwriter's Warrant (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
4.3	Form of Senior Unsecured Convertible Promissory Note, issued March 12, 2025 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 13, 2025).
4.4	Note Purchase Warrant, dated March 12, 2025, including Form of Additional Note. (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on March 13, 2025).
10.1+	Form of Maison Solutions Inc. 2023 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.2	Form of Indemnification Agreement between Maison Solutions Inc. and each of the directors and officers thereof (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.3	Form of Employment Agreement between Maison Solutions Inc. and John Xu (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.4	Form of Employment Agreement between Maison Solutions Inc. and Alexandria M. Lopez (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.5	Form of Employment Agreement between Maison Solutions Inc. and Tao Han (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.6	Amended Loan Authorization and Agreement by and between the U.S. Small Business Administration and Good Fortune Supermarket of Monrovia LP, principal amount of $150,000 at 3.75% interest for a term of 30 years dated June 3, 2020 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).

Exhibit No.	Description
10.7	Loan Authorization and Agreement by and between the U.S. Small Business Administration and Good Fortune Supermarket of San Gabriel LP, principal amount of $2,000,000 at 3.75% interest for a term of 30 years dated January 12, 2022 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.8	Amended Loan Authorization and Agreement by and between the U.S. Small Business Administration and Super HK of El Monte Inc, principal amount of $500,000 at 3.75% interest for a term of 30 years dated January 6, 2022 (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.9	Collaboration Agreement by and between JD E-commerce American Limited and Maison Solutions Inc. dated April 19, 2021 (English Translation) (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.10	Intellectual Property License Agreement by and between JD E-commerce American Limited and Maison Solutions Inc. dated April 19, 2021 (English Translation) (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.11	Business Loan Agreement by and between American First National Bank and Good Fortune Supermarket of Monrovia, LP, principal amount of $1,000,000 at 4.5% to 6.5% variable interest for a term of 7 years dated March 2, 2017 (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.12	Business Loan Agreement by and between American First National Bank and Good Fortune Supermarket of San Gabriel, LP, principal amount of $1,000,000 at 4.5% to 6.5% variable interest for a term of 7 years dated March 2, 2017 (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.13	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 24, 2023).
10.14	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 24, 2023).
10.15***	Stock Purchase Agreement, dated April 4, 2024, by and among AZLL, LLC, Meng Truong and Paulina Truong (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 10, 2024).
10.16	Form of Senior Secured Note Agreement (included as Exhibit B to the Stock Purchase Agreement filed as Exhibit 10.15 hereto).
10.17	Form of Security Agreement (included as Exhibit E to the Stock Purchase Agreement filed as Exhibit 10.15 hereto).
10.18	Form of Xu Guarantee Agreement (included as Exhibit F to the Stock Purchase Agreement filed as Exhibit 10.15 hereto).
10.19	Form of Purchaser Guarantee Agreement (included as Exhibit G to the Stock Purchase Agreement filed as Exhibit 10.15 hereto).
10.20	First Amendment to Senior Secured Note Agreement, dated October 21, 2024, by and between Lee Lee Oriental Supermart, LLC, AZLL LLC, Maison Solutions Inc., Meng Truong and Paulina Truong (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 24, 2024).
10.21	Second Amendment to Senior Secured Note Agreement, dated October 21, 2024, by and between Lee Lee Oriental Supermart, LLC, AZLL LLC, Meng Truong and Paulina Truong (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 24, 2024).
10.22	First Amendment to Security Agreement, dated October 21, 2024, by and between Lee Lee Oriental Supermart, LLC, AZLL LLC, Meng Truong and Paulina Truong (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on October 24, 2024).

Exhibit No.	Description
10.23	First Amendment to AZLL Guarantee Agreement, dated October 21, 2024, by AZLL LLC to and for the benefit of Meng Truong and Paulina Truong (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on October 24, 2024).
10.24	First Amendment to Xu Guarantee Agreement, dated October 21, 2024, by John Jun Xu and Grace Xu to and for the benefit of Meng Truing and Paulina Truong (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on October 24, 2024).
10.25	Consulting Services Agreement, dated January 29, 2025, by and among Maison Solutions Inc., Good Fortune Supermarket of Quincy, Inc., Good Fortune Supermarket Group (USA) Inc., Good Fortune Supermarket of VA I, Inc., and Good Fortune Supermarket (Rhode Island) Corp. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 30, 2025).
10.26***	Securities Purchase Agreement, dated March 12, 2025, by and between the Company and the Investor (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 13, 2025).
10.27	Registration Rights Agreement, dated March 12, 2025, by and between the Company and the Investor (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 13, 2025).
10.28	Note Modification Agreement, dated March 12, 2025, by and between Meng Truong and Paulina Truong, Lee Lee Oriental Supermart, LLC, AZLL LLC, and John Jun Xu and Grace Xu (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 13, 2025).
19.1*	Insider Trading Policy
31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.
32.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.
32.2**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
***	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.
+	Indicates management compensatory agreement.

ITEM 16. FORM 10-K SUMMARY

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: August 13, 2025   **MAISON SOLUTIONS INC.**

By: /s/ John Xu
        John Xu
        Chief Executive Officer, Chairman and President
        (Principal Executive Officer)

By: /s/ Alexandria M. Lopez
        Alexandria M. Lopez
        Chief Financial Officer and Director
        (Principal Financial Officer and Principal
        Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John Xu John Xu	Chief Executive Officer, Chairman and President (Principal Executive Officer)	August 13, 2025
/s/ Alexandria M. Lopez Alexandria M. Lopez	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	August 13, 2025
/s/ Bin Wang Bin Wang	Director	August 13, 2025
/s/ Mark Willis Mark Willis	Director	August 13, 2025
/s/ Dr. Xiaoxia Zhang Dr. Xiaoxia Zhang	Director	August 13, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from ______ to ______

Commission File Number: 001-41720

Maison Solutions Inc.

(Exact name of registrant as specified in its charter)

Delaware	**84-2498797**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
127 N Garfield Avenue Monterey Park, California	**91754**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(626) 737-5888**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	MSS	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

As of August 28, 2025, the number of shares of the registrant's Class A common stock, $0.0001 par value, outstanding was 17,450,476 shares, and the number of shares of Class B common stock, $0.0001 par value, outstanding was 2,240,000 shares.

Documents Incorporated by Reference

None.

Explanatory Note

This Form 10-K/A is being filed as an amendment (the "Amendment") to the Annual Report on Form 10-K filed by Maison Solutions Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on August 14, 2025 (the "Original Filing"). This Amendment is being filed to include the information required by Items 10 through 14 of Part III of Form 10-K. We previously omitted this information from our Original Filing in reliance on General Instruction G(3) to Form 10-K, which permits the information in the above-referenced items to be incorporated in the Original Filing by reference to our definitive proxy statement if such statement is filed no later than 120 days after our fiscal year-end. We are filing this Amendment to provide the information required in Part III of Form 10-K because we may not file a definitive proxy statement containing that information within 120 days after the end of the fiscal year covered by our Original Filing.

This Amendment amends and restates in their entirety Items 10, 11, 12, 13 and 14 of Part III of our Original Filing. The cover page of our Original Filing is also amended to delete the reference to the incorporation by reference of portions of our definitive proxy statement into Part III of the Original Filing. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Item 15 of Part IV of the Original Filing is hereby amended to include additional exhibits, including (i) Exhibits 31.1 and 31.2, new certifications by the Company's Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act and (ii) Exhibits 10.29 and 10.30 to reflect amended employment agreements entered into by the Chief Executive Officer and the Chief Financial Officer.

Except as described above, this Amendment does not amend any other information set forth in the Original Filing, and the Company has not updated disclosures included therein to reflect any subsequent events. Accordingly, this Amendment should be read in conjunction with our Original Filing and with our filings with the SEC subsequent to the Original Filing.

Table of Contents

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers and Directors

Set forth below is information concerning our current executive officers and directors.

Name	Age	Position(s)
John Xu	48	President and Chief Executive Officer and Chairman of the Board
Alexandria M. Lopez	40	Chief Financial Officer and Director
Mark Willis	68	Director
Bin Wang	67	Director
Dr. Xiaoxia Zhang	55	Director
Xi (Jacob) Cao	38	Chief Operating Officer

There are no family relationships between our executive officers and members of our Board.

Backgrounds of Current Executive Officers and Directors

Set forth below is information concerning our current executive officers and directors identified above.

John Xu has served as Director, President and Chief Executive Officer of the Company since 2019. Mr. Xu has served as Director and President of J&C International Group LLC, a cross-border investment firm since 2013. From 2009 to 2020, Mr. Xu also served as Director and President of Ideal City Realty, LLC, a real estate investment firm. Mr. Xu has extensive experience in business operations, investment and strategic management and retail enterprises, with a keen market sense and deep understanding of cross-border investment environment.

We believe Mr. Xu's qualifications to serve on our board of directors include his perspective and experience building and leading our Company as the founder and Chief Executive Officer and his extensive experience in business, strategic development and implementation.

Alexandria M. Lopez has served as a member of our board of directors and has been the Chief Financial Officer of the Company since 2019. Ms. Lopez previously served as Chief Financial Officer and Vice President of J&C International Group LLC, a position she has held from 2014 to 2023. Ms. Lopez has over 10 years of financial and accounting experience. Ms. Lopez received a B.A. in Accounting from the University of Phoenix.

We believe Ms. Lopez's qualifications to serve on our board of directors include her knowledge of our Company and her extensive management experience at our Company.

Mark Willis has served as a member of our board of directors since June 2023. Mr. Willis is the founder and Chief Executive Officer of ParQuest Consulting, which he founded in 2015. Mr. Willis previously served as a member of the transition team of New York City Mayor Eric Adams from 2021 to 2022. Prior to these roles, Mr. Willis served in various roles at Morgan Stanley Wealth Management from 1998 to 2015. Mr. Willis has a BBA in Finance and Investments from Baruch College and an MBA with a concentration computer methodology from the Baruch College Graduate School of Business.

We believe Mr. Willis's qualifications to serve on our board of directors include his substantial experience in business management and finance as well as his expertise and resources in financial services.

Bin Wang has served as a member of our board of directors since June 2023. Mr. Wang is the Managing Director of Eon Capital International Ltd, a Hong Kong-incorporated corporate advisory service company since 2007. Mr. Wang also serves as a member of the board of directors of Fly-E Group, Inc. (NASDAQ: FLYE) since May 2024. He also acted as the Chairman and Chief Executive Officer of Alberton Acquisition Corp. (ALAC), a NASDAQ listed company from 2018 to 2020. From 2010 to 2012, he served as Independent Board Director of Sky Digital Stores Corp. (SKYC), participating in the company's a public listing process. Mr. Wang began his financial career in 1994 with Chemical Bank, as market segment manager for developing the bank's commercial banking business in the US domestic Asian market. He then served as Vice President and Team Leader of Chase International Financial Services after Chemical Bank's merger into Chase in 1996 and later combination into JP Morgan Chase in 2000. He continued his service at JP Morgan Chase with a broad range of management responsibilities in the development and growth of the bank's international business until 2006. Mr. Wang graduated from Northwestern Polytechnic University in 1980, received his M.S. degree in Mechanical Engineering from Xi'an Jiaotong University in 1983 and he obtained his M.A. in economics from Illinois State University in 1992. Mr. Wang has over 30 years of management experience in financial industry and has provided his financial advisory services to dozens of corporate clients in both the United States and Asia.

We believe Mr. Wang's qualifications to serve on our board of directors include his substantial experience in business management as well as his expertise and resources in financial services.

Dr. Xiaoxia Zhang has served as a member of our board of directors since June 2023. Dr. Zhang serves as a consultant for a number of Chinese companies with U.S. operations, focusing on strategy, resourcing, technology and supply chain management. Her clients include Yangfang Shengli Catering, which she helped to grow from its origins as a street vendor to a full-industry-chain company that specializes in hala catering, food processing, packaging, central kitchen and restaurants, and to expand its footprint in the New York and California markets. Dr. Zhang also advises Shanxi Hongtong Fenghe Agroforestr, where she helped to develop its signature product, "Yulu Fragrant Pear", which is known as the "King of Chinese Pears" and to streamline the company's supply chain process, increasing company efficiency and profitability. Dr. Zhang also serves as Deputy Director at Renmin University of China Lifelong Learning Center, a position she has held since 2014. She previously served as Chairwoman at Zhongguancun Dongsheng New Urbanization Industry Alliance from 2016 to 2020 and Vice Dean at Tianjin Bohai Urban Development Research Institute from 2011 to 2021. Dr. Zhang received her Doctoral Degree in environment science from Peking University in 2004.

We believe Dr. Zhang's qualifications to serve on our board of directors include her substantial experience in consulting and supply chain management and development as well as her experience with growth stage companies.

Xi (Jacob) Cao has served as our Chief Operating Officer since February 21, 2025. Mr. Cao has over eight years of experience in the specialty grocery and catering industry. Most recently, he served as the Operations Manager at the Company's store in El Monte, California from June 2023 until his appointment as the Company's Chief Operating Officer. Prior to that, Mr. Cao held multiple operational management roles within the grocery industry, including Operations Supervisor at LSK from August 2022 to June 2023 and Operations Manager at Sonic Plus LLC from January 2020 to August 2022.

Board of Directors

Board Composition

Our business and affairs are managed under the direction of our board of directors (the "Board"). Our Amended and Restated Bylaws provide that our board of directors shall consist of a number of directors to be fixed from time to time by the board. Our Board currently consists of five directors, of which Bin Wang, Mark Willis and Dr. Xiaoxia Zhang qualify as independent directors under the corporate governance standards of Nasdaq and the independence requirements of Rule 10A-3 under the Exchange Act. Members of our Board will be elected at our annual meeting of stockholders to hold office until their successors have been elected and qualified, subject to prior death, resignation, disqualification or removal from office. The Board met 4 times and approved 4 written consents during the fiscal year ended April 30, 2025.

Controlled Company

We are a "Controlled Company" as defined under the Nasdaq Stock Market Rules because, and as long as, Mr. John Xu, our Chairman and Chief Executive Officer, holds more than 50% of the Company's voting power, he will exercise control over the management and affairs of the company and matters requiring stockholder approval, including the election of the Company's directors. Mr. Xu, who controls more than 50% of the voting power of our outstanding capital stock, has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors, as well as the overall management and direction of our Company. For so long as we remain a Controlled Company under that definition, we are permitted to elect, and intend, to rely on certain exemptions from corporate governance rules of Nasdaq, including:

- an exemption from the rule that a majority of our board of directors must be independent directors;

- an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

- an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Committees of the Board of Directors

Our Board has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee member has been appointed by the Board to serve until his or her successor is elected and qualified, unless he or she is earlier removed or resigns.

Audit Committee

Our audit committee consists of Dr. Xiaoxia Zhang, Bin Wang and Mark Willis. The Board has determined that each of the members of the audit committee satisfy the independence requirements of the Nasdaq corporate governance standards and Rule 10A-3 under the Exchange Act and is financially literate (as defined under the rules of Nasdaq). In arriving at this determination, the Board has examined each audit committee member's scope of experience, the nature of their prior and/or current employment and all other factors determined to be relevant under the rules and regulations of Nasdaq and the SEC.

Bin Wang serves as the chair of the audit committee. The Board has determined that Bin Wang qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq rules. In making this determination, the Board has considered formal education and previous professional experience in financial roles. Both the Company's independent registered public accounting firm and management will periodically meet privately with the audit committee members.

The audit committee has responsibility for, among other things:

- overseeing management's maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

- overseeing management's establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

- overseeing management's establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policies;

- reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings; and

- reviewing the performance of the independent accountants and making recommendations to the board of directors regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants. The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Our Board has adopted a written charter for our audit committee, which is available on our corporate website at *www.maisonsolutionsinc.com*.

The audit committee met 4 times and approved 4 written consents during the fiscal year ended April 30, 2025. The composition and function of the audit committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. The Company will comply with future requirements to the extent they become applicable to the Company.

Compensation Committee

Our compensation committee consists of Mark Willis, Bin Wang and Dr. Xiaoxia Zhang. The Board has determined that each of the members of nominating and corporate governance committee satisfy the independence requirements of Nasdaq and the SEC. Mark Willis serves as the chair of the compensation committee. The functions of the compensation committee include, among other things:

- reviewing our compensation practices and policies, including equity benefit plans and incentive compensation;

- reviewing key employee compensation policies

- monitoring performance and compensation of our employee-directors, officers and other key employees; and

- preparing recommendations and periodic reports to the board of directors concerning these matters.

Our Board has adopted a written charter for our compensation committee, which is available on our corporate website at *www.maisonsolutionsinc.com*.

The compensation committee met 0 times and approved 0 written consents during the fiscal year ended April 30, 2025. The composition and function of the compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. The Company will comply with future requirements to the extent they become applicable to the Company.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Bin Wang, Mark Willis and Dr. Xiaoxia Zhang. The Board has determined that each of the members of nominating and corporate governance committee satisfy the independence requirements of Nasdaq and the SEC. Bin Wang serves as the chair of the nominating and corporate governance committee. The functions of the nominating and corporate governance committee include, among other things:

- making recommendations as to the size, composition, structure, operations, performance and effectiveness of the board of directors;

- establishing criteria and qualifications for membership on the board of directors and its committees;

- assessing and recommending to the board of directors strong and capable candidates qualified to serve on the board of directors and its committees;

- developing and recommending to the board of directors a set of corporate governance principles; and

- considering and recommending to the board of directors other actions relating to corporate governance.

Our Board has adopted a written charter for our nominating and corporate governance committee, which is available on our corporate website at *www.maisonsolutionsinc.com*.

The nominating and corporate governance committee met 4 times and approved 4 written consents during the fiscal year ended April 30, 2025. The composition and function of the nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. The Company will comply with future requirements to the extent they become applicable.

Code of Ethics

Our Board has adopted a code of ethics that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code of ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest or other violations. Our code of ethics is publicly available on our website at *www.maisonsolutionsinc.com*. Any waiver of our code of ethics with respect to our directors, executive officers or other principal financial officers may only be authorized by our board of directors and will be disclosed as required by applicable law and the listing rules of Nasdaq.

Clawback Policy

Our Board has adopted a clawback policy (the "Clawback Policy") in compliance with the SEC's rules and regulations and the Nasdaq listing standards. Our Clawback Policy requires the repayment of certain cash and equity-based incentive compensation provided to current or former executive officers in connection with a restatement of financial statements if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements. A copy of our Clawback Policy is included as Exhibit 97.1 to this Annual Report on Form 10-K/A.

ITEM 11. EXECUTIVE COMPENSATION

Director Compensation

The following table sets forth information concerning the compensation of each person who served as a non-employee director of the Company during the year ended April 30, 2025.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Mark Willis	50,000		50,000
Bin Wang	50,000		50,000
Dr. Xiaoxia Zhang	50,000		50,000

Director Service Agreements

In connection with the election as our directors, each of our current non-employee directors (including the independent directors) has entered into a standard director service agreement (the "Director Service Agreements") with us, pursuant to which (a) such director will be entitled to annual cash retainers and/or equity incentive plans (which have yet to be established), (b) we agreed to indemnify our directors to the fullest extent authorized in our governing documents and applicable law, and such indemnity only applies if the director acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, we had no reasonable cause to believe that the director's conduct was unlawful; and (c) the directorship term will expire at the next annual stockholders meeting, subject to earlier extraordinary events. Pursuant to the Director Service Agreements, our current non-employee directors received an annual cash retainer of $50,000 paid quarterly in arrears. Directors who are employees of our Company do not receive additional compensation for service as members of either our Board or its committees.

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the section titled "Summary Compensation Table" below. The table summarizes the compensation paid to our principal executive officer and each of our other named executive officers determined under 402(m)(2) of Regulation S-K during 2025 and 2024. We refer to these individuals as our "named executive officers." In fiscal years ended April 30, 2025 and 2024, our named executive officers and their positions were as follows:

- John Xu, our President and Chief Executive Officer;

- Alexandria M. Lopez, our Chief Financial Officer;

- Xi (Jacob) Cao, our Chief Operating Officer; and

- Tao Han, our Former Chief Operating Officer.

Summary Compensation Table

The following table sets forth certain information concerning the annual compensation of our Chief Executive Officer and our other named executive officers during the last two fiscal years.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonequity incentive plan compensation ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
John Xu,	2025	180,000[(1)]	—	—	—	—	—	—	180,000
President and Chief Executive Officer	2024	143,000	—	—	—	—	—	—	143,000
Alexandria M. Lopez,	2025	120,000[(2)]	—	—	—	—	—	—	120,000
Chief Financial Officer	2024	106,000	—	—	—	—	—	—	106,000
Xi (Jacob) Cao[(3)]	2025	96,000	—	—	—	—	—	—	96,000
Chief Operating Officer	—	—	—	—	—	—	—	—	—
Tao Han[(4)]	2025	86,400	—	—	—	—	—	—	86,400
Former Chief Operating Officer	2024	86,400	—	—	—	—	—	—	86,400

(1)   On August 28, 2025, Mr. Xu entered into an amendment to his employment agreement, which increased his base salary to $180,000, effective January 25, 2025.

(2)   On August 28, 2025, Ms. Lopez entered into an amendment to her employment agreement, which increased her base salary to $120,000, effective January 25, 2025.

(3)   Xi Cao became Chief Operating Officer of the Company, effective February 21, 2025.

(4)   Tao Han resigned as Chief Operating Officer of the Company, effective February 21, 2025.

Policies and Practices Related to the Grant of Certain Equity Awards.

We do not grant equity awards in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information based on equity award grant dates or for the purpose of affecting the value of executive compensation. While we do not have a formal policy with respect to the timing of awards of stock options, stock appreciation rights, or similar option-like instruments to our named executive officers, historically, including during fiscal 2025, our compensation committee has not granted such awards. In certain circumstances, including the hiring or promotion of an officer, the compensation committee may approve grants to be effective at other times.

Employment Agreements

We have entered into employment agreements with each of our named executive officers that generally set forth the terms and conditions of employment. The material terms of the employment agreements with each of our named executive officers are described below.

John Xu Employment Agreement

We entered into an employment agreement with Mr. Xu on October 1, 2021 to serve as the Company's Chief Executive Officer. Mr. Xu's employment agreement provides for his service as the Company's Chief Executive Officer for an unspecified term and on an at-will basis. Pursuant to his employment agreement, Mr. Xu is entitled to an annual base salary of $143,000. If Mr. Xu violates the terms of his employment agreement, the Company may terminate his employment without notice and with one-month salary as compensation and as his exclusive remedy. Mr. Xu's employment agreement also provides for certain non-compete and non-solicitation covenants. The term of Mr. Xu's employment agreement began on October 1, 2021 for an initial period of three year, and automatically renews for successive three-year periods unless otherwise terminated. On August 28, 2025, Mr. Xu entered into an amendment to his employment agreement, which increased his base salary to $180,000, effective January 25, 2025.

Alexandria M. Lopez Employment Agreement

We entered into an employment agreement with Ms. Lopez on October 1, 2021 to serve as the Company's Chief Financial Officer. Ms. Lopez's employment agreement provides for her service as the Company's Chief Financial Officer for an unspecified term and on an at-will basis. Pursuant to her employment agreement, Ms. Lopez is entitled to an annual base salary of $106,000. If Ms. Lopez violates the terms of her employment agreement, the Company may terminate her employment without notice and with one-month salary as compensation and as her exclusive remedy. Ms. Lopez's employment agreement also provides for certain non-compete and non-solicitation covenants. The term of Ms. Lopez's employment agreement began on October 1, 2021 for an initial period of one year, and automatically renews for successive one-year periods unless otherwise terminated. On August 28, 2025, Ms. Lopez entered into an amendment to her employment agreement, which increased her base salary to $120,000, effective January 25, 2025.

Tao Han Employment Agreement

We entered into an employment agreement with Mr. Han on October 1, 2021 to serve as the Company's Chief Operating Officer. Mr. Han's employment agreement provides for his service as the Company's Chief Operating Officer for an unspecified term and on an at-will basis. Pursuant to his employment agreement, Mr. Han was entitled to an annual base salary of $86,400. If Mr. Han violated the terms of his employment agreement, the Company was permitted to terminate his employment without notice and with one-month salary as compensation and as his exclusive remedy. Mr. Han's employment agreement also provided for certain non-compete and non-solicitation covenants. The term of Mr. Han's employment agreement began on October 1, 2021 for an initial period of one year, and automatically renewed for successive one-year periods unless otherwise terminated. On February 21, 2025, Tao Han notified the Company of his resignation as Chief Operating Officer of the Company, effective immediately. Mr. Han's resignation was not a result of any disagreement with the Company or its independent auditor on any matter relating to the Company's accounting, strategy, management, operations, policies, regulatory matters, or practices.

Xi (Jacob) Cao Employment Agreement

We entered into an employment agreement with Mr. Cao on February 21, 2025 to serve as the Company's Chief Operating Officer. Mr. Cao's employment agreement provides for his service as the Company's Chief Operating Officer begging on February 21, 2025 for an initial period of one year, and automatically renews for successive one-year periods unless otherwise terminated on an at-will basis. Pursuant to his employment agreement, Mr. Cao is entitled to an annual base salary of $96,000. If Mr. Cao violates the terms of his employment agreement, the Company may terminate his employment without notice and with one-month salary as compensation and as his exclusive remedy. Mr. Cao's employment agreement also provides for certain non-compete and non-solicitation covenants. The term of Mr. Cao's employment agreement began on February 21, 2025 for an initial period of one year, and automatically renews for successive one-year periods unless otherwise terminated.

Outstanding Equity Awards at Fiscal Year-End; Option Exercises and Stock Vested

None of our named executive officers have ever held options to purchase interests in it or other awards with values based on the value of its interests.

Limitation on Liability and Indemnification Matters

We have entered into indemnification agreements with our directors and officers that contain provisions that limit their personal liability for monetary damages. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of our directors in any action or proceeding. We believe that these indemnification agreements are necessary to attract and retain qualified persons as directors. We also maintain directors' and officers' liability insurance.

Our amended and restated bylaws provide that we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her.

The limitation of liability represented by the indemnification agreements and the indemnification provisions in our amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information as of August 28, 2025 regarding the beneficial ownership of our Class A and Class B common stock by:

- each person known by us to beneficially own more than 5% of our common stock;

- each of our named executive officers;

- each of our directors; and

- all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days. We have based percentage ownership of our common on 17,450,476 shares of our Class A common stock and 2,240,000 shares of our Class B common stock outstanding as of August 28, 2025. Unless noted otherwise, the corporate address of each person listed below is 127 N Garfield Avenue, Monterey Park, California 91754.

| | Common Stock Beneficially Owned | | | | |
| | Class A | | Class B | | % of |
Name of Beneficial Owner	Shares	%	Shares	%	Voting Power
5% Stockholders:					
Stratton Arms Holding, LLC[(1)]	10,400,000	59.60%	—	—	26.10%
Amsterdam NYC Fund, LP[(2)]	3,200,000	18.34%	—	—	8.03%
Golden Tree USA, Inc[(3)]	—	—	2,240,000	100%	56.21%
Executive Officers and Directors:					
John Xu[(4)]	10,400,000	59.60%	2,240,000	100%	82.31%
Alexandria M. Lopez	—	—	—	—	—
Xi (Jacob) Cao	—	—	—	—	—
Bin Wang.	—	—	—	—	—
Dr. Xiaoxia Zhang.	—	—	—	—	—
Mark Willis	—	—	—	—	—
Executive Officers and Directors as a group (6 persons)	10,400,000	59.60%	2,240,000	100%	82.31%

* Represents less than 1%

(1) Stratton Arms Holding, LLC owns 42.5% of the partnership interest of Amsterdam NYC Fund, LP and acts as the general partner of Amsterdam NYC Fund, LP. Stratton Arms Holding, LLC is deemed to be the beneficial owner of 3,200,000 Class A common stock held indirectly through its ownership in Amsterdam NYC Fund, LP. The address of Stratton Arms Holding, LLC is 3901 Main Street Ste 501, Flushing, NY 11354.

(2)   The address of Amsterdam NYC Fund, LP is 3901 Main Street Ste 501, Flushing, NY 11354.
(3)   The address of Golden Tree USA, Inc is 3901 Main Street Ste 501, Flushing, NY 11354.
(4)   John Xu is 100% owner of Stratton Arms Holding, LLC and Golden Tree USA, Inc. John Xu has sole voting and dispositive power over the shares owned by Stratton Arms Holding, LLC and Golden Tree USA, Inc. John Xu is the Chairman of the Board and Chief Executive Officer of the Company.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of April 30, 2025, with respect to all of our compensation plans under which equity securities are authorized for issuance. As of April 30, 2025, there have been no shares issued under our 2023 Stock Incentive Plan.

	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by stockholders	—	$ —	—
Equity compensation plans not approved by stockholders		$ —	—
Total	—	$ —	—

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transactions

The following includes a summary of transactions since May 1, 2022 and any currently proposed transactions to which we were or are expected to be a participant and in which any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest. Most of these transactions are between John Xu, our majority shareholder, chairman of the board and chief executive officer, and us.

- As of April 30, 2022, the Company owed John Xu $174,594. This amount was repaid on October 20, 2022.

- On June 30, 2022, the Company acquired 100% of the equity of GF Supermarket of MP, Inc. from DNL Management Inc. (51% ownership) and Ms. Grace Xu (49% ownership). Ms. Grace Xu is the spouse of John Xu, our majority shareholder, Chairman, President and Chief Executive Officer. This acquisition was treated as a related party transaction. The purchase price for this transaction was $1.5 million. On February 21, 2023, the Company and the selling shareholders renegotiated and entered into an Amended Stock Purchase Agreement, with an effective date on October 31, 2022, to amend the purchase price to $2.5 million, which both parties believed reflected the true fair value of Maison Monterey Park. The purchase price was fully paid in October 2023.

- As of January 31, 2025, the Company had outstanding payable of $222,049 to John Xu. The largest amount of principal outstanding during the year ended April 30, 2024 was $200,811. The payable bears 0% interest per annum and is payable upon demand.

- On August 25, 2023, New Victory Foods Inc. ("New Victory Foods"), which is 100% owned by John Xu, paid a good-faith escrow deposit of $250,000, on behalf of the Company, to Meng Truong and Paulina Truong as part of the purchase price of Lee Lee. As a result, as of April 30, 2024, the Company had an outstanding payable of $250,000 to New Victory Foods. The payable bears 0% interest per annum and is payable on demand.

- As of January 31, 2025, the Company had an outstanding payable of $440,166 to Hong Kong Supermarket of Monterey Park, Ltd., which is controlled by John Xu. The largest amount of principal outstanding during the two years ended April 30, 2024 was $440,166. The payable bears 0% interest per annum and is payable on demand.

- The Company has engaged in sales and purchases of certain supermarket products with HKGF Market of Alhambra, Inc. ("HKGF Alhambra"). Grace Xu, spouse of John Xu, controls HKGF Alhambra with 90% equity ownership, and the Company owns the remaining 10% of the outstanding equity in HKGF Alhambra. The Company had an aggregate of $236,681 supermarket product sales with HKGF Alhambra during the fiscal year ended April 30, 2024.

- The Company has engaged in sales and purchases of certain supermarket products with HKGF Market of Arcadia, LLC ("HKGF Arcadia"). The Company owns 49% equity interest of HKGF Arcadia. The Company had an aggregate of $119,730 supermarket product sales with HKGF Arcadia during the fiscal year ended April 30, 2024. The Company had an aggregate of $260,262 supermarket product sales with HKGF Arcadia during the nine months ended January 31, 2025.

- The Company has engaged in sales and purchases of supermarket products with United Food, LLC ("United Food"). John Xu, ultimately owns an aggregate 37.5% equity interest in United Food, of which 20% is through JC Gourmet Management Inc. and 17.5% is through Dai Cheong Trading Co. At April 30, 2024, the Company had an accounts receivable of $292,189 from United Food related to supermarket product sales. At January 31, 2025, the Company had an accounts receivable of $306,275 from United Food related to supermarket product sales.

- The Company has purchased certain imports and wholesales of groceries from Dai Cheong Trading Co Inc. John Xu controls Dai Cheong Trading Co Inc. with 90% equity ownership through DC Holding CA, Inc. The Company owns the remaining 10% equity of Dai Cheong Trading Co Inc. The Company had an aggregate of $179,963 purchases of import and wholesales of groceries from Dai Cheong Trading Co Inc. during the fiscal year ended April 30, 2024. The Company had an aggregate of $844,075 purchases of import and wholesales of groceries from Dai Cheong Trading Co Inc. during the nine months ended January 31, 2025.

See Note 13 —— "*Related party balances and transactions*" in the Notes to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended April 30, 2025 filed with the SEC on August 14, 2025.

Independent Directors

A majority of our Board is independent under the rules of Nasdaq. Our Board has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our Board has determined that Bin Wang, Mark Willis and Dr. Xiaoxia Zhang qualify as "independent directors" under the corporate governance standards of Nasdaq and the independence requirements of Rule 10A-3 under the Exchange Act.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kreit & Chiu CPA LLP ("KC") has served as the Company's independent registered public accounting firm from since January 3, 2023.

The following table sets forth KC's fees for the years ended April 30, 2025 and April 30, 2024, respectively.

	2025	2024
Audit Fees[1]	$ 431,570	$ 569,105
Audit-Related Fees[2]	20,600	17,800
Tax Fees[3]	—	—
All Other Fees[4]	6,053	—
Total	$ 458,223	$ 586,905

(1) "Audit Fees" means the aggregate fees billed for professional services rendered by our independent registered public accountant for the audits of our annual financial statements, the auditors' attestation of the Company's internal control over financial reporting, reviews of the related quarterly financial statements, and services that are normally provided by the independent accountants in connection with statutory and regulatory filings or engagements, including reviews of documents filed with the SEC.

(2)   "Audit-Related Fees" means the aggregate fees billed for professional services rendered by our independent registered public accountant that are related to the performance of the audit or review of the our financial statements and are not reported under "Audit Fees" and includes the review of Current Reports on Form 8-K and comfort letters in connection with public offerings.

(3)   "Tax Fees" means the aggregate fees billed for the professional services rendered for tax compliance, tax advice, and tax planning.

(4)   "All Other Fees" means the aggregate fees billed for services provided by our independent registered public accountant, other than the services reported under "Audit Fees," "Audit-Related Fees" and "Tax Fees."

Pre-Approval Policies and Procedures for Audit and Permitted Non-Audit Services

The Audit Committee is responsible for pre-approving all auditing services and permitted non-audit services (including the fees for such services and terms thereof) to be performed for the Company by its independent registered public accounting firm. The Audit Committee is also responsible for considering whether the independent registered public accounting firm's performance of permissible non-audit services is compatible with its independence. These policies and procedures are intended to ensure that the provision of such services do not impair the independent registered public accounting firm's independence.

Consistent with these policies and procedures, the Audit Committee approved all of the services rendered by KC for the years ended on April 30, 2025 and April 30, 2024, as described above.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   We have filed the following documents as part of this Annual Report on Form 10-K:

1.   The financial statements listed in the "Index to Financial Statements" on page F-1 are filed as part of this report.

2.   Financial statement schedules are omitted because they are not applicable, or the required information is shown in the financial statements or notes thereto.

3.   Exhibits included or incorporated herein: See below.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Maison Solutions Inc. (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Maison Solutions Inc., dated April 29, 2025 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2025).
3.3	Amended and Restated Bylaws of Maison Solutions Inc. (incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
4.2	Form of Underwriter's Warrant (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
4.3	Form of Senior Unsecured Convertible Promissory Note, issued March 12, 2025 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 13, 2025).
4.4	Note Purchase Warrant, dated March 12, 2025, including Form of Additional Note. (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on March 13, 2025).
10.1+	Form of Maison Solutions Inc. 2023 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.2	Form of Indemnification Agreement between Maison Solutions Inc. and each of the directors and officers thereof (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.3	Form of Employment Agreement between Maison Solutions Inc. and John Xu (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.4	Form of Employment Agreement between Maison Solutions Inc. and Alexandria M. Lopez (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.5	Form of Employment Agreement between Maison Solutions Inc. and Tao Han (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.6	Amended Loan Authorization and Agreement by and between the U.S. Small Business Administration and Good Fortune Supermarket of Monrovia LP, principal amount of $150,000 at 3.75% interest for a term of 30 years dated June 3, 2020 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).

Exhibit No.	Description
10.7	Loan Authorization and Agreement by and between the U.S. Small Business Administration and Good Fortune Supermarket of San Gabriel LP, principal amount of $2,000,000 at 3.75% interest for a term of 30 years dated January 12, 2022 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.8	Amended Loan Authorization and Agreement by and between the U.S. Small Business Administration and Super HK of El Monte Inc, principal amount of $500,000 at 3.75% interest for a term of 30 years dated January 6, 2022 (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.9	Collaboration Agreement by and between JD E-commerce American Limited and Maison Solutions Inc. dated April 19, 2021 (English Translation) (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.10	Intellectual Property License Agreement by and between JD E-commerce American Limited and Maison Solutions Inc. dated April 19, 2021 (English Translation) (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.11	Business Loan Agreement by and between American First National Bank and Good Fortune Supermarket of Monrovia, LP, principal amount of $1,000,000 at 4.5% to 6.5% variable interest for a term of 7 years dated March 2, 2017 (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.12	Business Loan Agreement by and between American First National Bank and Good Fortune Supermarket of San Gabriel, LP, principal amount of $1,000,000 at 4.5% to 6.5% variable interest for a term of 7 years dated March 2, 2017 (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-272123) filed with the SEC on May 22, 2023 and declared effective on June 14, 2023).
10.13	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 24, 2023).
10.14	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 24, 2023).
10.15***	Stock Purchase Agreement, dated April 4, 2024, by and among AZLL, LLC, Meng Truong and Paulina Truong (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 10, 2024).
10.16	Form of Senior Secured Note Agreement (included as Exhibit B to the Stock Purchase Agreement filed as Exhibit 10.15 hereto).
10.17	Form of Security Agreement (included as Exhibit E to the Stock Purchase Agreement filed as Exhibit 10.15 hereto).
10.18	Form of Xu Guarantee Agreement (included as Exhibit F to the Stock Purchase Agreement filed as Exhibit 10.15 hereto).
10.19	Form of Purchaser Guarantee Agreement (included as Exhibit G to the Stock Purchase Agreement filed as Exhibit 10.15 hereto).
10.20	First Amendment to Senior Secured Note Agreement, dated October 21, 2024, by and between Lee Lee Oriental Supermart, LLC, AZLL LLC, Maison Solutions Inc., Meng Truong and Paulina Truong (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 24, 2024).
10.21	Second Amendment to Senior Secured Note Agreement, dated October 21, 2024, by and between Lee Lee Oriental Supermart, LLC, AZLL LLC, Meng Truong and Paulina Truong (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 24, 2024).
10.22	First Amendment to Security Agreement, dated October 21, 2024, by and between Lee Lee Oriental Supermart, LLC, AZLL LLC, Meng Truong and Paulina Truong (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on October 24, 2024).

Exhibit No.	Description
10.23	First Amendment to AZLL Guarantee Agreement, dated October 21, 2024, by AZLL LLC to and for the benefit of Meng Truong and Paulina Truong (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on October 24, 2024).
10.24	First Amendment to Xu Guarantee Agreement, dated October 21, 2024, by John Jun Xu and Grace Xu to and for the benefit of Meng Truing and Paulina Truong (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on October 24, 2024).
10.25	Consulting Services Agreement, dated January 29, 2025, by and among Maison Solutions Inc., Good Fortune Supermarket of Quincy, Inc., Good Fortune Supermarket Group (USA) Inc., Good Fortune Supermarket of VA I, Inc., and Good Fortune Supermarket (Rhode Island) Corp. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 30, 2025).
10.26***	Securities Purchase Agreement, dated March 12, 2025, by and between the Company and the Investor (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 13, 2025).
10.27	Registration Rights Agreement, dated March 12, 2025, by and between the Company and the Investor (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 13, 2025).
10.28	Note Modification Agreement, dated March 12, 2025, by and between Meng Truong and Paulina Truong, Lee Lee Oriental Supermart, LLC, AZLL LLC, and John Jun Xu and Grace Xu (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 13, 2025).
10.29+	Amendment to Employment Agreement, dated October 1, 2021, between Maison Solutions Inc. and John Xu, dated August 28, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 28, 2025).
10.30+	Amendment to Employment Agreement, dated October 1, 2021, between Maison Solutions Inc. and Alexandria Lopez, dated August 28, 2025 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 28, 2025).
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed with the SEC on August 14, 2025).
31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act (incorporated by reference to Exhibit 32.1 to the Company's Annual Report on Form 10-K filed with the SEC on August 14, 2025).
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act (incorporated by reference to Exhibit 32.2 to the Company's Annual Report on Form 10-K filed with the SEC on August 14, 2025).
97.1	Maison Solutions Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed with the SEC on August 13, 2024).
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
***	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.
+	Indicates management compensatory agreement.

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: August 28, 2025   **MAISON SOLUTIONS INC.**

By:	/s/ John Xu
	John Xu
	Chief Executive Officer, Chairman and President
	(Principal Executive Officer)
By:	/s/ Alexandria M. Lopez
	Alexandria M. Lopez
	Chief Financial Officer and Director
	(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John Xu John Xu	Chief Executive Officer, Chairman and President (Principal Executive Officer)	August 28, 2025
/s/ Alexandria M. Lopez Alexandria M. Lopez	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	August 28, 2025
/s/ Bin Wang Bin Wang	Director	August 28, 2025
/s/ Mark Willis Mark Willis	Director	August 28, 2025
/s/ Dr. Xiaoxia Zhang Dr. Xiaoxia Zhang	Director	August 28, 2025



Below is information regarding the Board of Directors and Executive Officers of Maison Solutions Inc. as of June 22, 2026.

BOARD OF DIRECTORS

John Xu
Chief Executive Officer, President and Chairman

Alexandria M. Lopez
Chief Financial Officer and Director

Mark Willis
Independent Director, Maison Solutions Inc.

Bin Wang
Advisor, Eon Capital International Ltd

Dr. Xiaoxia Zhang
President, Beijing Zhongguancun Urban Development and Technological Innovation Research Institute Deputy Director, Renmin University of China Lifelong Learning Center

EXECUTIVE OFFICERS

John Xu
Chief Executive Officer, President and Chairman

Alexandria M. Lopez
Chief Financial Officer and Director

Xi (Jacob) Cao
Chief Operating Officer

SHAREHOLDER INFORMATION

Maison Solutions Inc.
127 N Garfield Avenue
Monterey Park, California 91754
626-737-5888
maisonsolutionsinc.com

Annual Meeting of Stockholders
The annual meeting of stockholders will be held on Wednesday, July 22, 2026, at 1:00 p.m. Eastern Time, at 127 N Garfield Avenue, Monterey Park, California 91754.

Form 10-K and Other Reports
Stockholders are advised to review financial information and other disclosures about Maison Solutions Inc. contained in its most recent Annual Report on Form 10-K, Form 10-K/A (together "Form 10-K"), Quarterly Reports on Form 10-Q, Proxy Statement and other SEC filings by accessing the Company's website at https://investors.maisonsolutionsinc.com/ or at www.sec.gov.

Forward-Looking Statements
Any statements in this Annual Report that are not entirely historical in nature constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For important information regarding forward-looking statements, please read the "Cautionary Statement Regarding Forward-Looking Statements" in the Company's Annual Report on Form 10-K for the year ended April 30, 2025.

Listing
Maison Solution Inc.'s Class A common stock is listed on the Nasdaq Capital Market under the symbol "MSS."

Transfer Agent
VStock Transfer LLC
212-828-8436
info@vstocktransfer.com

Independent Registered Public Accounting Firm
Kreit & Chiu CPA LLP

Investor Relations
Maison Solutions Inc.
+1-626-737-5888
info@maisonsolutionsinc.com